Brookfield Office Properties

CREATING PLACES

2012 ANNUAL REPORT

At Brookfield Office Properties, we are in the business of creating places. Our real estate philosophy transcends owning and managing bricks and mortar; we aim to make lasting impressions on the cities and neighborhoods in which we do business. The architecture of our iconic office towers define skylines around the globe, and the commercial districts we create and operate become ingrained in the fabric of the great cities of the world.

In 2012, we expanded the reach of our flagship property brand – Brookfield Place – with the opening of Brookfield Place Perth in Western Australia. The elements that make up a Brookfield Place include: a best-in-class real estate profile; destination dining, shopping and amenities on site; the highest standards in sustainability, connectivity and efficiency; and strong social, cultural and community involvement. We are setting a new benchmark for the modern urban work environment and experience, embracing the changing lifestyle of today’s urban professional.

In 2013, we rebrand our leading property in New York City, historically known as the World Financial Center, as Brookfield Place New York. This redeveloped 8-millionsquare-foot commercial waterfront complex embodies all of the elements of a Brookfield Place, and is attracting a broader demographic of tenant than the traditional financial services firms of lower Manhattan. Brookfield Place New York is at the forefront of an evolving neighborhood.

We thank our shareholders, tenants, neighbors and everyone we do business with in helping us create great places around the globe.

02 Brookfield Office Properties Annual Report 2012

High Growth Markets

Markets in millions of square feet

NEW YORK
19.2

TORONTO
10.5

HOUSTON
8.4

WASHINGTON, DC
7.8

CALGARY
6.5

LOS ANGELES
5.7

SYDNEY
4.5

DENVER
3.1

OTTAWA
2.8

MELBOURNE
2.3

PERTH
1.6

BOSTON
1.0

VANCOUVER
0.9

SEATTLE
0.9

LONDON
0.4

CANADA
UNITED STATES
AUSTRALIA
UNITED KINGDOM

Occupancy Versus Market

Brookfield Occupancy
Market Occupancy
93% | 91%
New York
91% | 91%
Washington DC
87% | 91%
Houston
88% | 80%
Los Angeles
95% | 95%
Toronto
100% | 96%
Calgary
100% | 94%
Ottawa
99% | 92%
Sydney
99% | 92%
Melbourne

Mark-To-Market Opportunity

Average Market Net Rent
Brookfield In-Place Net Rent

$64.69
▲ 10%
$58.89
$32.50
▲ 21%
$26.80
$31.98
▲ 19%
$26.80
UNITED STATES
CANADA
AUSTRALIA

US$ Total	In-Place	Market	M-T-M
	$30.93	$36.52	18%

Net Operating Income*

UNITED STATES
59%
AUSTRALIA
20%
CANADA
21%

*Includes unconsolidated joint ventures, but excludes discontinued operations

Brookfield Office Properties Annual Report 2012 03

Selected Financial Highlights

Expressed in U.S. millions, except per share information

Financial Position 2012 2011 2010

Total Assets $ 27,479 $ 25,144 $ 20,420

Shareholders’ Equity 11,431 10,175 8,807

Market Capitalization 8,585 7,877 8,813

Per Diluted Common Share 2012 2011 2010

Dividends Paid $ 0.56 $ 0.56 $ 0.56

Closing Market Price–NYSE 17.01 15.64 17.53

Total Return 2.93 3.50 3.18

Net Income (Loss) Attributable to Common Shareholders 2.25 2.92 2.73

Results of Operations 2012 2011 2010

Net Income (Loss) Attributable to Common Shareholders $ 1,287 $ 1,690 $ 1,552

Commercial Property Net Operating Income 1,345 1,014 729

Total Return 1,490 1,780 1,611

93% 91% 91% 91% 87% 91% 88% 80% 95% 95% 100% 96% 100% 94% 99% 92% 99% 92%

New York Washington Houston Los Angeles Toronto Calgary Ottawa Sydney Melbourne

DC

Mark-To-Market Net Operating Income*

$64.69 10%

Opportunity

Average Market Net Rent

Brookfield In-Place Net Rent United States

59% Australia

$58.89 20%

$32.50 $31.98 19%

21%

Canada

$26.80 $26.80 21%

United States Canada Australia

US$ In-Place Market M-T-M *Includes unconsolidated joint ventures,

Total $30.93 $36.52 18%

but excludes discontinued operations

Our goal is to build the world’s premier office property company for the long term, and the year 2012 brought unique opportunities to execute on this strategy across our global operating platform. As 2012 began, we established key objectives focused on leasing, capital allocation, entering new markets, and advancing our development initiatives.

We made great progress toward reaching these objectives during the year. Importantly, we continued to grow our business, notwithstanding the headwinds of a U.S. presidential election, business concerns over the U.S. fiscal situation, and the European debt crisis which unsettled global markets.

Financial and Operational Performance

We achieved funds from operations (“FFO”) of $650 million in 2012, up from $640 million in 2011. We signed 6.8 million square feet of leases during the year at average rents 34% above expiring rents – the highest positive rental spread achieved in our recent history. In the process, 2013-2017 lease rollover exposure was reduced by 2.0%. Portfolio occupancy ended the year at 92%, which remains high and reflects outperformance relative to market levels in our core operating cities. Our occupancy level is down 120 basis points from a year ago as we acquired a number of assets with lease-up opportunities consistent with our core-plus and value-add investment strategy. Consistent, proactive leasing has always been the backbone of our business model. The highlight of 2012 was the 17-year lease with Morgan Stanley for 1.2 million square feet at One New York Plaza in Lower Manhattan. We also enjoyed healthy leasing velocity in our energy and natural resources sector markets, which include Houston, Denver, Calgary and Perth. Our operations and property management teams continued to make great strides in the greening of the portfolio and securing our place at the industry forefront in the sustainability realm. We earned nine new LEE D certifications at our U.S. and Canadian properties, and these designations are critically important in our efforts to attract and retain tenants. This hard work and forward-thinking was recognized by the National Association of Real Estate Investments Trusts (NARE IT) when we were awarded “Leader in the Light” 2012 in the Large Cap Office category, the top sustainability recognition in our industry.

Growth Initiatives

We were very active in redeploying capital in 2012, selling mature and non-core assets and re-investing into higher growth opportunities. We completed four asset sales: Altius Centre in Calgary, Defence Plaza in Melbourne, 33 South Sixth in Minneapolis and KBR Tower in Houston. These dispositions generated $220 million of equity which contributed to our $510 million equity investment into new higher quality assets at attractive returns. This activity will result in meaningful uplift in FFO once these acquired assets are stabilized.

We acquired a portfolio of four high-quality office assets and two well-located development sites in the London financial district. We now have a platform of premier assets in the City of London, aligning with our strategy of providing front-office accommodations to the world’s most prestigious tenants by owning and operating best-in-class assets in the most dynamic global markets.

We entered the Seattle market with the acquisition of the twobuilding Metropolitan Park complex. The region is a leading technology and science center with a highly skilled work force and Met Park presents an opportunity to add diversification to our tenant base in those sectors.

The newest addition to our sizeable Washington, DC portfolio came with the acquisition of 799 9th St. NW, adjacent to our three other East End assets, creating a campus-like concentration of class A space in the burgeoning East End submarket, which has the District’s lowest office vacancy.

Financings and Liquidity

We ended the year with $1.2 billion of liquidity, attributable to asset sales, strong cash flow from operations, and receiving full payment on a C$480 million loan from the spin-off of our residential division in 2011. We enter 2013 with a liquidity position that is $350 million stronger than a year ago, which provides us with an enhanced balance sheet for our growth initiatives. The cost of borrowing is currently less than our projection for future inflation due to macro-economic policies designed to stimulate growth. This represents a tremendous opportunity to finance our assets at attractive rates on a long-term basis. We were very active in the debt and equity markets in 2012, capitalizing on the low-interest-rate environment. In addition to completing nearly $2.5 billion of financings, we further reduced our total cost of capital by issuing new equity in the form of perpetual preferred shares at lower interest rates than existing securities which we bought back over the course of the year.

Development and Redevelopment

Supply of modern, high-quality office space is constrained in many of our core markets as limited new stock was delivered in recent cycles. At the same time, tenant requirements are evolving, with space users increasingly demanding more efficient and technologically advanced premises. This forms our strategy that, at this point in the current cycle, our buildto- core development efforts can yield attractive risk-adjusted returns relative to the acquisition of older existing core assets. We commenced development of our five-million-square-foot Manhattan West development project in New York in January 2013 by launching a platform over the railroad tracks on top of which this mixed-use project will be built. We successfully secured $340 million of construction financing for the platform project, demonstrating the strength of our lending relationships. The neighborhood surrounding Manhattan West is thriving, attracting new office users, residents and retailers each day. We will construct the first office tower within the project when we have secured a pre-leasing commitment from an anchor tenant. In addition, we are advancing our plans for a residential tower on the western portion of the site.

We kicked off the development of the second tower of Bay Adelaide Centre in Toronto, anchored by lead tenant Deloitte, which pre-leased 43% of the 980,000-square-foot LEE D Platinum tower. We are pleased to report that pre-leasing now stands at 60%, three years prior to delivery.

Our new flagship property in Perth, Brookfield Place, a 953,000-square-foot office and retail project, opened in the summer and is 100% leased to tenants BHP Billiton, Barrick Gold and PricewaterhouseCoopers.

After three years of extensive exterior and interior renovation work, First Canadian Place, Canada’s tallest building, celebrated the completion of its large-scale rejuvenation project. We have transformed the 72-story, 2.8-million-squarefoot building, which is almost 40 years old, into a spectacular, modern center for business, commerce and leisure.

We reached significant milestones on our major retail redevelopment in Los Angeles. The Fig@7th project is essentially complete, with anchor retailer City Target having opened their doors. This exciting new urban retail complex brings much needed amenities and a fresh vitality to our office tenants and downtown L.A.’s growing residential and tourist populations.

2013 Outlook

As we enter 2013, we expect the global economy to continue to strengthen, although likely at a moderate pace during the early part of the year. Recovery in the U.S. housing market, resilient consumer spending and low interest rates for the foreseeable future should provide the tailwinds for stronger fundamentals in 2013. The most important macroeconomic factor for our core office business, however, is the growing strength of corporate balance sheets. Healthy growth in corporate profits and record levels of balance sheet capital have placed businesses in a position to invest and increase hiring.

Although there is clearly a desire on the part of business executives for greater certainty in a number of areas, notably U.S. fiscal policy and stability within the Euro zone, we have witnessed a higher level of confidence or “comfort” from both prospective tenants and our existing tenant base. In addition, there is a level of pent-up leasing demand that has been building up in our core markets as many tenants were biding time during large parts of 2012. These two trends combined should create an acceleration of leasing velocity as we work our way through 2013.

We operate in dynamic, high-growth global markets, particularly those driven by the energy, natural resources, technology and media sectors. Our exposure to markets such as New York, Houston, Denver, Seattle, Calgary and Perth, which ranked amongst the top markets in job and rental growth in 2012, is unique to the industry and positions us well for continued strong performance.

We also reap the benefits of owning and operating best-in-class assets in our markets – properties that are efficient, sustainable and proximate to sought-after amenities and transit. This helps us attract and retain high-quality tenants, and creates occupancy synergies with multi-national organizations across different markets.

Focus for 2013

Our focus will continue to be on creating long-term value for shareholders and our priorities include:

• Maintaining a high level of occupancy in our global portfolio, generating sustainable cash flow over the long term.

• Reducing near-term lease rollover exposure. Our primary focus in this area will be directed to the pending space availability resulting from the Bank of America/Merrill L ynch lease expiration at the rebranded Brookfield Place in L ower Manhattan. Redevelopment of the retail and common areas of the complex is well underway and tangible change will be realized this fall when the new glass pavilion entrance opens, providing future access to the unprecedented new transportation infrastructure coming on-line in lower Manhattan. That will be followed next year by the opening of a new dining terrace, European-style marketplace and luxury retail shops overlooking the Hudson R iver waterfront.

With our redevelopment scheduled for completion in 2014, on the heels of the expiring office space becoming available, we will be creating the leading example of the modern urban work environment. All of our public spaces will be amenityrich and WiFi-enabled, will offer stunning waterfront views as well as dynamic retail and provide seamless connections between work, residence and recreation. The tenant spaces will offer similar accommodations, including private roof terraces, dedicated lobby areas and flexible floorplates.

• Executing on financings and further sales of non-strategic or mature assets to generate proceeds for redeployment into new accretive opportunities. Our goal is to complete new investments with institutional partners, which will enhance our returns and broaden our reach of managed assets.

• Advancing our Bay Adelaide East and Manhattan West developments and successfully increasing pre-leasing levels on these projects as well as our additional inventory of development-ready office projects in London, Calgary, Houston and Perth.

In Closing

In closing, I am happy to pen my first shareholder’s letter as Chief Executive Officer of Brookfield Office Properties. As many of you are aware, I assumed the position effective July 1, 2012. I would like to acknowledge the contributions and accomplishments of my predecessor, Ric Clark, who served as CEO for 10 years. Under Ric’s leadership, the firm successfully grew into the pre-eminent, global office platform we are today and we are pleased that he remains on as our chairman. My goal is to ensure that our company continues to deliver increasing streams of cash flow and above-average growth in shareholder value over the long term. On behalf of our employees and the Board of Directors, we appreciate your continued interest and investment in Brookfield Office Properties.

Sincerely,

Dennis Friedrich

Chief Executive Officer

March 1, 2013

Commercial Properties Portfolio

			Assets Under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES
New York Midtown
300 Madison Avenue	1	100.0	1,126	14	1,140	—	1,140	100	1,140	1,140	1,134	1,134
245 Park Avenue(3)	1	95.9	1,719	68	1,787	—	1,787	51	911	911	906	906
450 West 33rd Street(3)	1	77.5	1,684	108	1,792	—	1,792	75	1,344	1,344	1,344	1,344
The Grace Building(3,4)	1	96.3	1,537	20	1,557	—	1,557	42	656	656	656	656
	4	91.5	6,066	210	6,276	—	6,276	65	4,051	4,051	4,040	4,040
New York downtown
Brookfield Place, New York
200 Liberty Street	1	89.8	1,611	52	1,663	58	1,721	100	1,663	1,721	1,653	1,711
225 Liberty Street	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
200 Vesey Street	1	99.5	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
250 Vesey Street	1	99.8	1,861	43	1,904	48	1,952	100	1,904	1,952	1,893	1,941
Retail and Winter Garden		41.0	—	168	168	123	291	100	168	291	167	289
One Liberty Plaza	1	99.4	2,326	20	2,346	—	2,346	100	2,346	2,346	2,332	2,332
One New York Plaza(4)	1	82.5	2,556	31	2,587	—	2,587	84	2,181	2,181	2,181	2,181
	6	94.1	12,279	349	12,628	282	12,910	97	12,222	12,504	12,162	12,443
Boston
75 State Street	1	74.6	771	25	796	235	1,031	100	796	1,031	796	1,031
	1	74.6	771	25	796	235	1,031	100	796	1,031	796	1,031
Washington, D.C.
1625 Eye Street	1	96.4	370	16	386	185	571	10	39	57	39	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
799 9th Street	1	76.0	191	11	202	63	265	100	202	265	202	265
Potomac Tower	1	100.0	238	—	238	203	441	100	238	441	236	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
77 K Street	1	93.0	308	19	327	—	327	100	327	327	325	325
650 Massachusetts Avenue	1	97.4	230	82	312	75	387	100	312	387	312	387
Three Bethesda Metro Center	1	89.4	348	20	368	—	368	100	368	368	368	368
Victor Building(3,4)	1	92.8	294	53	347	—	347	42	146	146	146	146
1200 K Street(4)	1	99.9	366	24	390	44	434	84	329	366	329	366
1250 Connecticut Avenue(4)	1	99.1	163	21	184	26	210	84	155	177	155	177
1400 K Street(4)	1	99.9	178	12	190	34	224	84	160	189	160	189
2000 L Street(4)	1	96.4	308	75	383	—	383	84	323	323	323	323
2001 M Street(4)	1	10.7	190	39	229	35	264	84	193	223	193	223
2401 Pennsylvania Avenue(4)	1	83.5	58	19	77	16	93	84	65	78	65	78
Bethesda Crescent(4)	3	89.6	241	27	268	68	336	84	226	283	226	283
One Reston Crescent(4)	1	100.0	185	—	185	—	185	84	156	156	156	156
Silver Spring Metro Plaza(4)	3	83.3	640	47	687	84	771	84	579	650	579	650
Sunrise Tech Park(4)	4	90.2	316	—	316	—	316	84	266	266	266	266
Two Ballston Plaza(4)	1	86.6	204	19	223	—	223	84	188	188	188	188
1550 & 1560 Wilson Boulevard(4)	2	85.4	248	35	283	76	359	84	238	302	238	302
Two Reston Crescent(4)	1	100.0	182	3	185	—	185	84	156	156	156	156
	31	90.5	6,160	546	6,706	1,092	7,798	83	5,592	6,457	5,586	6,449
los angeles
601 Figueroa(4)	1	90.4	1,037	2	1,039	123	1,162	84	876	979	876	979
Bank of America Plaza(4)	1	93.4	1,383	39	1,422	343	1,765	84	1,198	1,487	1,198	1,487
Ernst & Young Tower(4)	1	78.2	910	335	1,245	391	1,636	84	1,049	1,379	1,049	1,379
Marina Towers(3,4)	2	92.6	356	25	381	87	468	42	161	197	161	197
Landmark Square(4)	1	89.2	420	23	443	212	655	84	374	553	374	553
	6	88.1	4,106	424	4,530	1,156	5,686	81	3,658	4,595	3,658	4,595
(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC and 1801 California Street are also presented net of non-controlling interests
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents jointly controlled interest
(4)	Represents U.S. Office Fund asset
9

			Assets Under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES CONTINUED
Houston
1201 Louisiana Street	1	86.7	836	8	844	48	892	100	844	892	844	892
Heritage Plaza	1	94.7	1,150	—	1,150	671	1,821	51	586	929	586	929
One Allen Center(4)	1	62.9	914	79	993	—	993	84	837	837	837	837
Two Allen Center(4)	1	96.6	987	9	996	—	996	84	839	839	839	839
Three Allen Center(4)	1	89.6	1,173	22	1,195	—	1,195	84	1,007	1,007	1,007	1,007
1600 Smith Street(4)	1	80.4	1,048	50	1,098	411	1,509	84	926	1,272	926	1,272
Continental Center II(4)	1	93.8	428	21	449	81	530	84	379	447	379	447
500 Jefferson Street(4)	1	97.5	351	39	390	44	434	84	329	366	329	366
	8	86.6	6,887	228	7,115	1,255	8,370	79	5,747	6,589	5,747	6,589
Denver
Republic Plaza	1	95.2	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
1801 California Street	1	37.8	1,316	—	1,316	—	1,316	51	671	671	671	671
	2	66.6	2,597	48	2,645	503	3,148	80	2,000	2,503	2,000	2,503
SEATTLE
Metropolitan Park East & West	2	89.7	696	3	699	157	856	100	699	856	699	856
	2	89.7	696	3	699	157	856	100	699	856	699	856
Minneapolis
RBC Plaza	2	92.2	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	2	92.2	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
Total U.S. Properties	62	89.0	40,172	2,275	42,447	4,876	47,323	84	35,817	39,834	35,740	39,754
(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC and 1801 California Street are also presented net of non-controlling interests
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents jointly controlled interest
(4)	Represents U.S. Office Fund asset

			Assets under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Canadian Properties
toronto
Brookfield Place, Toronto
Bay Wellington Tower	1	98.1	1,297	42	1,339	—	1,339	100	1,339	1,339	1,112	1,112
Retail and Parking	1	97.6	—	52	52	690	742	56	26	412	24	346
22 Front Street	1	100.0	136	8	144	—	144	100	144	144	120	120
Exchange Tower	1	91.1	963	66	1,029	131	1,160	50	515	580	432	487
105 Adelaide	1	100.0	177	7	184	48	232	100	184	232	152	193
Hudson’s Bay Centre	1	99.9	536	209	745	186	931	100	745	931	618	773
Queen’s Quay Terminal	1	98.3	427	78	505	—	505	100	505	505	419	419
HSBC Building	1	98.9	188	6	194	31	225	100	194	225	161	186
First Canadian Place(3)	1	90.3	2,379	232	2,611	169	2,780	25	653	695	548	584
Bay Adelaide West	1	95.4	1,155	37	1,192	382	1,574	100	1,192	1,574	990	1,307
151 Yonge Street(3)	1	85.0	289	11	300	72	372	25	75	93	63	78
2 Queen Street East(3)	1	100.0	448	16	464	81	545	25	116	136	97	114
	12	94.5	7,995	764	8,759	1,790	10,549	65	5,688	6,866	4,736	5,719
calgary
Bankers Hall	3	99.7	1,944	224	2,168	409	2,577	50	1,084	1,289	910	1,082
Bankers Court	1	98.8	256	7	263	62	325	50	132	163	111	137
Suncor Energy Centre	2	99.6	1,710	22	1,732	220	1,952	50	866	976	727	820
Fifth Avenue Place	2	99.8	1,430	46	1,476	206	1,682	50	738	841	620	707
	8	99.6	5,340	299	5,639	897	6,536	50	2,820	3,269	2,368	2,746
ottawa
Place de Ville I(3)	2	99.9	570	12	582	502	1,084	25	146	271	122	228
Place de Ville II(3)	2	99.2	597	12	609	433	1,042	25	152	261	128	219
Jean Edmonds Towers(3)	2	100.0	541	13	554	95	649	25	139	162	116	136
	6	99.7	1,708	37	1,745	1,030	2,775	25	437	694	366	583
VANCOUVER
Royal Centre	1	97.7	493	96	589	264	853	100	589	853	489	708
	1	97.7	493	96	589	264	853	100	589	853	489	708
OTHER
Other	1	100.0	—	3	3	—	3	100	3	3	3	3
	1	100.0	—	3	3	—	3	100	3	3	3	3
Total Canadian Properties	28	96.9	15,536	1,199	16,735	3,981	20,716	56	9,537	11,685	7,962	9,759
(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Canada Office Properties of 16.7%
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents Canadian Office Fund asset
10

			assets under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Australian Properties
sydney
One Shelley Street	1	100.0	330	25	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	299	4	303	15	318	50	151	159	151	159
NAB House(3)	1	99.1	424	6	430	31	461	25	108	115	108	115
IAG House(3)	1	100.0	382	35	417	11	428	50	209	214	209	214
E&Y Centre(3,4)	1	94.7	731	1	732	55	787	50	366	394	293	316
Darling Park Complex(3)	3	99.3	1,098	105	1,203	119	1,322	30	361	397	361	397
American Express House(4)	1	100.0	156	5	161	10	171	100	161	171	129	137
World Square Retail	2	96.3	—	176	176	77	253	50	88	127	88	127
52 Goulburn Street	1	100.0	247	1	248	29	277	50	124	139	124	139
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	13	98.5	3,667	419	4,086	384	4,470	49	1,984	2,169	1,879	2,057
melbourne
Southern Cross East Tower(4)	1	100.0	839	19	858	133	991	100	858	991	816	942
Southern Cross West Tower(4)	1	100.0	496	14	510	—	510	100	510	510	459	459
Bourke Place Trust(3)	1	95.6	670	34	704	106	810	43	303	348	303	348
	3	98.5	2,005	67	2,072	239	2,311	80	1,671	1,849	1,578	1,749
Perth
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
108 St Georges Terrace(4)	1	99.6	405	15	420	17	437	50	210	219	169	175
Brookfield Place, Perth	1	99.7	842	81	923	30	953	100	923	953	923	953
	3	99.7	1,439	96	1,535	61	1,596	80	1,229	1,275	1,188	1,231
Total Australian Properties	19	98.8	7,111	582	7,693	684	8,377	63	4,884	5,293	4,645	5,037

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries, including Brookfield Prime Property Fund (“Prime”) of 19.5%
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents jointly controlled interest
(4)	Represents Prime asset

			Assets Under management					proportionate(1)			proportionate net of Non-Controlling Interests(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.K. PROPERTIES
LONDON
99 Bishopsgate	1	61.3	328	6	334	5	339	100	334	339	334	339
Shoreditch	1	71.9	14	1	15	10	25	100	15	25	15	25
	2	61.8	342	7	349	15	364	100	349	364	349	364
Total U.K. Properties	2	61.8	342	7	349	15	364	100	349	364	349	364

TOTAL PROPERTIES	111	92.0	63,161	4,063	67,224	9,556	76,780	74	50,587	57,176	48,696	54,914
(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
11

Contents

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	14

PART II – FINANCIAL STATEMENT ANALYSIS	22

PART III – RISKS AND UNCERTAINTIES	50

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	56

PART V – BUSINESS ENVIRONMENT AND OUTLOOK	60

Management’s Responsibility for the Financial Statements	63

Report of Independent Registered Chartered Accountants	64

Management’s Report on Internal Control over Financial Reporting	65

Report of Independent Registered Chartered Accountants	66

CONSOLIDATED FINANCIAL STATEMENTS	67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	72

SELECTED FINANCIAL INFORMATION	105

CORPORATE RESPONSIBILITY	106

CORPORATE GOVERNANCE	117

BOARD OF DIRECTORS	118

OFFICERS	120
12

FORWARD-LOOKING STATEMENTS

This annual report to shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, uncertainties of real estate development, acquisition and disposition activity; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

13

Management’s Discussion and Analysis of Financial Results

March 1, 2013

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2012, includes material information up to March 1, 2013. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of U.S. dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 67 of this report. In Part II – Financial Statement Analysis of this MD&A, which begins on page 22, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS.

In our discussion of operating performance, we refer to commercial property net operating income, funds from operations (on a total and per share basis), total return (on a total and per share basis) and common equity per share. Commercial property net operating income, funds from operations, total return and common equity per share do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Our definition of funds from operations includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by total common shares outstanding, including potential common shares from the exercise of all options. In calculating common equity per share on a pre-tax basis, we adjust the book value of our common equity by adding back our net deferred tax liabilities.

Commercial property net operating income is an important measure that we use to assess operating performance and funds from operations is a widely used measure in analyzing the performance of real estate. We provide the components of commercial property net operating income on page 41 and a reconciliation of net income attributable to shareholders to funds from operations on page 47. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. We provide a reconciliation of funds from operations to total return on page 47 and a reconciliation of shareholders’ equity to common equity per share on page 35. When calculating diluted funds from operations, total return and common equity per share in this MD&A, we exclude the effects of settling our capital securities through the issuance of common shares as our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS. We have included a reconciliation of diluted funds from operations and total return on page 47 and common equity per share on page 35 which shows the impact of excluding the effects of settling capital securities through the issuance of common shares on those measures.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in the principal business segment of ownership, development and management of premier commercial office properties in select cities in the United States, Canada, Australia and the United Kingdom. The portfolio consists of 111 properties totaling 77 million square feet that are either wholly owned, owned through property-level joint ventures or through two, fully invested, core office funds that were established since 2005 for the purpose of enhancing our position as a leading real estate asset manager.

At December 31, 2012, the carrying value of Brookfield Office Properties’ assets was $27.5 billion up from $25.1 billion at the end of 2011. During 2012, we generated $1,287 million of net income attributable to shareholders ($2.25 per diluted common share) and $650 million of funds from operations ($1.14 per diluted common share). In addition, during 2012, we increased our common equity per share, on a pre-tax basis, to $21.19 from $18.94 and generated a total return for each Brookfield Office Properties share of $2.93 or 15%.

14

FINANCIAL HIGHLIGHTS

Brookfield Office Properties’ financial results are as follows:

(Millions, except per share information)	2012	2011	2010
Results of operations
Commercial property revenue	$2,195	$1,677	$1,224
Net income from continuing operations attributable to shareholders	1,275	1,641	1,443
Net income attributable to shareholders	1,287	1,690	1,552
Commercial property net operating income(1)	1,345	1,014	729
Funds from operations(1)	650	640	727
Total return(1,2)	1,490	1,780	1,611
Net income from continuing operations per share attributable to common shareholders – basic	2.39	3.15	2.80
Net income from continuing operations per share attributable to common shareholders – diluted	2.23	2.83	2.53
Net income per share attributable to common shareholders – basic	2.42	3.24	3.02
Net income per share attributable to common shareholders – diluted	2.25	2.92	2.73
Funds from operations per share – diluted(1,3)	1.14	1.14	1.37
Total return per share – diluted(1,2,3)	2.93	3.50	3.18
Common share dividends paid per share	0.56	0.56	0.56
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Balance sheet
Total assets	$27,479	$25,144	$20,420
Commercial properties(4)	22,579	19,681	13,058
Commercial property debt(4)	11,512	10,845	7,426
Total non-current financial liabilities	10,631	10,929	6,482
Total shareholders’ equity	11,431	10,175	8,807
Common equity per share – diluted (pre-tax) (adjusted)(1,3,5)	21.19	18.94	16.46
Common equity per share – diluted (adjusted)(1,3)	19.80	17.90	15.75
(1)	Non-IFRS measure. Refer to page 20 for description of non-IFRS measures and reference to reconciliation to comparable IFRS measures
(2)	Net of non-controlling interests
(3)	Calculation includes potential common shares at December 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 14
(4)	Includes commercial properties held for sale and associated liabilities
(5)	Excludes deferred tax liability

COMMERCIAL PROPERTY OPERATIONS

Our commercial property portfolio consists of interests in 111 properties totaling 77 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 17 sites totaling 17 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia and London in the United Kingdom. Landmark assets include Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including refinancing mature properties and disposition of select mature or non-core assets; and

•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheet, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with these endeavors, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the Olympia & York portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. In 2009 we co-sponsored with our parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Fund dedicated to investing in under-performing real estate and in 2012, we participated in an investment made by the BAM sponsored, Brookfield Strategic Real Estate Partners Fund. Our participation in these funds is focused only on investments in the office sector. Of our 111 commercial office properties, 37 are wholly owned; 23 are held in property-level joint ventures, co-tenancies or through participating loan interests; and 51 are held in our funds.

15

We believe that investing our liquidity with partners through joint ventures or funds enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

• Asset Management Stable base fee for providing regular, ongoing services.

• Transaction Development, redevelopment and leasing activities conducted on behalf of these funds.

• Performance Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include government and government agencies, Bank of America/Merrill Lynch, CIBC World Markets, Suncor Energy, RBC, Morgan Stanley, and Bank of Montreal. A detailed list of major tenants is included in Part III – Risks and Uncertainties of this MD&A, which begins on page 50.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, only 7% of our leases, on average, mature annually over the next five years.

16

Our average remaining lease term is seven years. The following is a breakdown of lease maturities in our portfolio, including jointly controlled assets, entities and interests in assets held through participating loan interests, by region with associated in-place rental rates as of December 31, 2012:

		2013		2014		2015		2016
	Current	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent
U.S. Properties
Midtown New York	535	398	$34	79	$59	411	$28	329	$22
Downtown New York	745	3,442	35	347	30	846	21	438	29
Washington, D.C.	637	498	27	1,521	26	396	30	304	28
Los Angeles	540	195	25	325	22	272	23	418	28
Houston	953	273	18	334	17	704	18	265	20
Boston	203	—	—	13	37	9	33	5	41
Denver	883	135	15	140	22	113	23	178	24
Seattle	72	28	21	36	23	87	18	99	17
Minneapolis	81	180	8	112	15	122	2	105	12
	4,649	5,149	$31	2,907	$25	2,960	$22	2,141	$25
Canadian Properties
Toronto	484	405	$30	249	$32	508	$32	793	$29
Calgary	21	37	34	52	37	397	28	756	22
Ottawa	4	1,154	20	9	26	546	14	4	21
Other	14	101	16	11	27	35	27	77	26
	523	1,697	$24	321	$33	1,486	$24	1,630	$26
Australian Properties
Sydney	61	115	$81	102	$76	592	$81	818	$70
Melbourne	31	32	57	86	51	153	46	106	55
Perth	4	—	—	272	63	9	85	12	79
	96	147	$76	460	$64	754	$74	936	$68
U.K. Properties
London	133	4	$24	1	$32	5	$19	59	$93
	133	4	$24	1	$32	5	$19	59	$93
Total	5,401	6,997	$30	3,689	$31	5,205	$30	4,766	$34
Total % expiring	8.0%	10.4%		5.5%		7.7%		7.1%
Beginning of year	12.1%	11.4%		6.0%		9.3%		6.9%
Difference	-4.1%	-1.0%		-0.5%		-1.6%		0.2%

	2017		2018		2019		Beyond		Total
	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)	Net Rent	(000’s Sq. Ft.)
U.S. Properties
Midtown New York	54	$54	272	$29	803	$42	3,395	$55	6,276
Downtown New York	648	29	9	74	3	75	6,150	35	12,628
Washington, D.C.	216	29	968	40	291	37	1,875	42	6,706
Los Angeles	286	28	669	26	326	32	1,499	27	4,530
Houston	675	22	379	18	339	20	3,193	22	7,115
Boston	16	20	254	23	23	32	273	30	796
Denver	217	17	90	22	514	22	375	24	2,645
Seattle	167	24	80	24	—	—	130	22	699
Minneapolis	25	16	11	17	87	19	329	18	1,052
	2,304	$26	2,732	$30	2,386	$32	17,219	$36	42,447
Canadian Properties
Toronto	553	$30	431	$30	596	$27	4,740	$29	8,759
Calgary	65	28	225	37	89	44	3,997	35	5,639
Ottawa	8	18	—	—	—	—	20	23	1,745
Other	19	29	23	38	37	26	275	21	592
	645	$30	679	$32	722	$29	9,032	$31	16,735
Australian Properties
Sydney	120	$83	703	$73	73	$121	1,502	$94	4,086
Melbourne	153	55	30	49	512	48	969	62	2,072
Perth	88	62	14	96	219	72	917	96	1,535
	361	$66	747	$72	804	$61	3,388	$85	7,693
U.K. Properties
London	—	—	—	—	1	$34	146	$89	349
	—	—	—	—	1	$34	146	$89	349
Total	3,310	$31	4,158	$38	3,913	$37	29,785	$40	67,224
Total % expiring	4.9%		6.2%		5.8%		44.4%		100.0%
Beginning of year	4.0%		5.4%		5.3%		39.6%		100.0%
Difference	0.9%		0.8%		0.5%		4.8%

17

Our Canadian Office Fund, which consists of 10 properties in Toronto and Ottawa, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this fund.

Our U.S. Office Fund, which consists of 36 properties in New York, Washington, D.C., Houston and Los Angeles, and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our 84.3% interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”) which is reflected as a consolidated subsidiary in our consolidated financial statements.

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the properties (the “property subsidiaries”). Certain of these participating loan interests provide us with control over the property subsidiaries and, accordingly, we consolidate the assets, liabilities and results of operations of those property subsidiaries. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests. As a result of this arrangement, we also hold an 80.5% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interests in the net assets of Prime in equity. Our subsidiary, BOPA Investments Ltd. (“BOPA”) also holds a 90% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 10% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2020.

In 2012, we agreed to acquire a portfolio of assets in the United Kingdom from Hammerson plc. The portfolio consists of three major operating assets as well as two commercial developments and certain additional smaller assets, all located in the City of London. The operating property located at 99 Bishopsgate and a group of smaller assets closed on September 28, 2012. The remaining assets, including 125 Old Broad Street and Leadenhall Court, are expected to close in June 2013.

18

COMMERCIAL DEVELOPMENT

We hold interests in 17 million square feet of high-quality, centrally-located development sites. With the exception of Manhattan West in New York and Bay Adelaide East in Toronto, these development sites are in planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve pre-leasing targets.

The following table summarizes our commercial developments at December 31, 2012:

							Proportionate
							net of Non-
			Number		Assets Under		Controlling
(Square feet in 000’s)	Region	Location	of Sites	Owned %	Management	Proportionate(1)	Interests(2)
Active Developments
Bay Adelaide East	Toronto	Bay and Adelaide Streets	1	100%	980	980	980
Manhattan West	New York	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,000	5,000	5,000
Total active developments			2		5,980	5,980	5,980

U.S. Developments in Planning
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724	610	610
1500 Smith Street(3)	Houston	Between 1600 and 1400 Smith Street	1	84%	500	421	421
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100	927	927
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center/Cullen Center complex	1	84%	600	506	506
			6		4,257	3,797	3,797
Canadian Developments in Planning
Bay Adelaide North	Toronto	Bay and Adelaide Streets	1	100%	420	420	420
Brookfield Place III	Toronto	Third tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
225 Sixth	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	2,400	2,400	2,400
300 Queen Street(4)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
			5		4,447	3,521	3,521
Australian Developments in Planning
Brookfield Place Tower 2	Perth	14-story tower block adjacent to Brookfield Place in Perth	1	100%	345	345	345
			1		345	345	345
U.K. Developments in Planning
100 Bishopsgate	London	Located in the central core of the City of London	1	88%	950	831	831
London Wall Place(5)	London	Located in the heart of the City of London financial district and close to the Bank of England	1	50%	500	250	250
Principal Place(6)	London	Located on the City of London/Shoreditch border	1	100%	625	625	625
			3		2,075	1,706	1,706
Total developments in planning			15		11,124	9,369	9,369

Total commercial developments			17		17,104	15,349	15,349
(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries including, Brookfield Financial Properties L.P. (“BFP”) of 0.6% and Brookfield Canada Office Properties (“BOX”) of 16.7%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above
(3)	Represents U.S. Office Fund assets
(4)	Represents Canadian Office Fund asset
(5)	Represents jointly controlled interest
(6)	Represents a contribution which is included in other assets
19

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income attributable to shareholders;

•	Commercial property net operating income;

•	Funds from operations;

•	Total return;

•	Common equity per share;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to shareholders, commercial property net operating income, funds from operations and total return. Although net income attributable to shareholders is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations and total return; therefore, they are unlikely to be comparable to similar measures presented by other companies. We provide the components of commercial property net operating income on page 41, a reconciliation of net income attributable to shareholders to funds from operations as well as total return on page 47 and a reconciliation of shareholders’ equity to common equity per share on page 35 of this MD&A.

Net Income Attributable to Shareholders

Net income attributable to shareholders is calculated in accordance with IFRS. Net income attributable to shareholders is used as a key indicator in assessing the profitability of the company.

Commercial Property Net Operating Income

We define commercial property net operating income as revenue from commercial property operations less direct commercial property expense. Commercial property net operating income is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. We evaluate the performance of management by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior year. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each year and fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior year.

Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the NAREIT definition of FFO such as the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment to reflect our interest in unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as a result of our structure as a corporation as opposed to a REIT. These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported.

Although funds from operations is a widely used measure to analyze real estate, we believe that net income attributable to shareholders, commercial property net operating income and funds from operations are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to shareholders as we believe net income attributable to shareholders is the most comparable measure.

Total Return

Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

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Common Equity per Share

Common equity per share represents the book value of our common equity, adjusted for proceeds from the assumed exercise of all options outstanding, divided by common shares outstanding, including potential common shares from the exercise of all options. We believe that common equity per share is the best indicator of our current financial position because it reflects our common equity adjusted for all inflows and outflows, including funds from operations and changes in the value of our investment properties. We also use common equity per share (pre-tax) in order to determine common equity per share excluding our deferred tax liabilities which we believe provides a measure comparable to organizations in our industry that are organized as REITs.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income attributable to shareholders, commercial property net operating income, funds from operations and total return, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.
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PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $27.5 billion at December 31, 2012, an increase from $25.1 billion at December 31, 2011.

The following is a summary of our assets:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Assets
Non-current assets
Investment properties
Commercial properties	$22,442	$19,258
Commercial developments	1,138	1,412
Equity accounted investments and participating loan interests
Investments in jointly controlled entities	1,778	1,804
Investments in associates	156	13
Participating loan interests	628	439
Other non-current financial assets	209	817
	26,351	23,743
Current assets
Receivables and other assets	525	473
Restricted cash and deposits	103	69
Cash and cash equivalents	362	434
	990	976
Assets held for sale	138	425
Total assets	$27,479	$25,144

COMMERCIAL PROPERTIES

Commercial properties comprise our direct and indirect interests in wholly owned properties, as well as our proportionate share in jointly controlled assets.

The total fair value of our commercial properties was $22.4 billion as at December 31, 2012, an increase of $3.2 billion from the balance at December 31, 2011. The increase is primarily attributable to the reclassification of Brookfield Place in Perth from commercial developments to commercial properties and the acquisitions of 99 Bishopsgate in London, Metropolitan Park East & West in Seattle and 799 9th Street in Washington, D.C. Also contributing to the increase is the recognition of fair value gains and the impact of the strengthening of Canadian and Australian currencies relative to the U.S. Dollar. Offsetting these increases is the sale of our 25% interest in Altius Centre in Calgary. The consolidated fair value of our commercial properties in North America, Australia and the United Kingdom at December 31, 2012, is approximately $405 per square foot.

A breakdown of our consolidated commercial properties is as follows:

	Dec. 31, 2012			Dec. 31, 2011
(Millions, except per square feet)	Value	000’s Sq. Ft.	Value per Sq. Ft.	Value	000’s Sq. Ft.(1)	Value per Sq. Ft.
United States(2)	$13,636	39,553	$345	$12,614	38,432	$328
Canada	5,130	11,685	439	4,573	11,852	386
Australia(3)	3,249	3,825	849	2,071	2,872	721
United Kingdom	427	364	1,173	—	—	—
Total	$22,442	55,427	$405	$19,258	53,156	$362
(1)	Restated for re-measurements performed during the first quarter of 2012
(2)	Excludes value associated with assets held for sale of $137 million or $110 per square foot at December 31, 2012 (December 31, 2011 - $344 million or $113 per square foot)
(3)	Excludes value associated with asset held for sale of nil at December 31, 2012 (December 31, 2011 - $79 million or $369 per square foot)
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The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Dec. 31, 2012			Dec. 31, 2011
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.75%	6.25%	7.32%	10.00%	6.25%	7.52%
Terminal cap rate	9.00%	5.75%	6.30%	9.00%	5.75%	6.33%
Investment horizon (yrs)	21	4	11	24	9	12
Canada
Discount rate	7.50%	6.00%	6.44%	8.00%	6.25%	6.67%
Terminal cap rate	7.00%	5.25%	5.64%	7.50%	5.75%	6.21%
Investment horizon (yrs)	14	10	11	14	10	11
Australia
Discount rate	9.75%	8.50%	8.84%	10.00%	9.00%	9.06%
Terminal cap rate	9.00%	7.00%	7.13%	8.75%	7.00%	7.28%
Investment horizon (yrs)	10	10	10	10	10	10
United Kingdom
Discount rate	7.20%	4.50%	7.09%	—	—	—
Terminal cap rate	5.80%	2.00%	5.65%	—	—	—
Investment horizon (yrs)	10	10	10	—	—	—

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

The aggregate fair value of $22.4 billion at December 31, 2012 (December 31, 2011 – $19.3 billion) implies a going-in capitalization rate of 5.6% (December 31, 2011 – 5.8%) based on 2012 commercial property net operating income, adjusted to exclude certain recurring fees and other income, such as lease termination income, that are commonly excluded in valuing properties using a direct capitalization rate.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the period incurred. For the year ended December 31, 2012, expenditures for these tenant installation costs totaled $156 million, compared with $126 million expended in 2011.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2012, totaled $141 million, compared with $84 million during 2011. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary by period based on required and planned expenditures on our properties. In the current year, we incurred costs related to exterior maintenance, elevator modifications, lobby and retail renovations and restroom upgrades at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. During 2012, $35 million of our total capital expenditures were recoverable, compared with $18 million in the prior year.

The following table summarizes the changes in the carrying value of our commercial properties for the year ended December 31, 2012:

(Millions)	Dec. 31, 2012
Commercial properties, beginning of period	$19,258
Fair value gains (losses)	897
Acquisitions	741
Reclassifications from commercial developments	989
Dispositions	(44)
Expenditures and other	396
Foreign currency translation	205
Commercial properties, end of period	$22,442
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COMMERCIAL DEVELOPMENTS

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1.1 billion at December 31, 2012, a decrease of $274 million from $1.4 billion at December 31, 2011. The decrease is primarily attributable to the reclassification of Brookfield Place in Perth from commercial developments to commercial properties offset by the acquisition of 225 Sixth - Bow Parkade in Calgary and the consolidation of 100 Bishopsgate in London due to the acquisition of an additional 37.5% interest. Also offsetting the decrease were capital expenditures and the recognition of fair value gains. Based on 17 million square feet of commercial developments at our owned interest, the value at December 31, 2012, adjusted to reflect our contribution in relation to Principal Place, a commercial development site in London, included in other assets, represents approximately $73 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 17 million square feet of high-quality, centrally-located development properties in New York, Denver, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Perth and London, we will undertake developments when we achieve our risk-adjusted returns and pre-leasing targets.

Expenditures for development of commercial properties totaled $258 million in 2012 as compared with $312 million in 2011. The decrease is primarily attributable to construction costs at Brookfield Place in Perth, which was under construction throughout 2011 and completed in the first half of 2012, as well as a decrease in the associated borrowing costs, offset by construction costs associated with our active development sites, Manhattan West in New York and Bay Adelaide East in Toronto.

The details of development and redevelopment expenditures are as follows:

(Millions)	2012	2011
Construction costs	$169	$211
Capitalized borrowing costs	64	87
Property taxes and other	25	14
Total development and redevelopment expenditures	$258	$312

The following table summarizes the changes in value of our commercial developments for the year ended December 31, 2012:

(Millions)	Dec. 31, 2012
Commercial developments, beginning of period	$1,412
Fair value gains (losses)	82
Acquisitions	365
Reclassifications to commercial properties	(989)
Expenditures and other	260
Foreign currency translation	8
Commercial developments, end of period	$1,138

INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

We have investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties or developments that we own together with co-owners.

During the fourth quarter of 2012, we acquired an additional 37.5% interest in The 100 Bishopsgate Partnership resulting in the acquisition of control of the entity and the inclusion of the related investment property in commercial developments. In addition, on November 15, 2012, we sold our interest in the Dresser-Cullen Venture, which owns KBR Tower in Houston, for $76 million.

During the third quarter of 2012, we acquired a 50% interest in London Wall Place LP, a jointly controlled entity that owns London Wall Place, a commercial development in London, for £13 million.

At December 31, 2012, we had interests in a number of jointly controlled entities which were accounted for following the equity method. These jointly controlled entities own interests in the following assets:

		Ownership Interest
	Location	Dec. 31, 2012	Dec. 31, 2011
Commercial properties:
The Grace Building	Midtown, New York	50%	50%
Victor Building	Washington, D.C.	50%	50%
Marina Towers	Los Angeles	50%	50%
KBR Tower	Houston	—	50%
245 Park Avenue	Midtown, New York	51%	51%
450 West 33rd Street	Midtown, New York	75%	75%
E&Y Centre	Sydney	50%	50%
Commercial developments:
100 Bishopsgate	London	—	50%
London Wall Place	London	50%	—

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Summarized financial information in respect of our investment in these jointly controlled entities is set out below:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Non-current assets
Commercial properties	$5,080	$5,157
Commercial developments	43	213
Current assets	130	62
Total assets	5,253	5,432
Non-current liabilities
Commercial property debt(1)	1,747	1,823
Current liabilities	49	64
Total liabilities	1,796	1,887
Net assets	$3,457	$3,545
Our share of net assets	$1,778	$1,804
(1)	Refer to page 31 for details of commercial property debt of our equity accounted investments

(Millions)	2012	2011
Revenue	$393	$549
Expense	(205)	(299)
Earnings before fair value gains (losses)	188	250
Fair value gains (losses)	30	159
Net earnings	$218	$409
Our share of net earnings	$123	$209

Our share of net earnings from jointly controlled entities for the year ended December 31, 2011, includes the following earnings of TRZ Holdings which was a jointly controlled entity prior to our acquisition of control in the third quarter of 2011:

(Millions)	2011
Revenue	$476
Expenses	(345)
Earnings before fair value gains (losses)	131
Fair value gains (losses)	585
Net earnings	$716
Our share of net earnings(1)	$383
(1)	Net of $63 million for the year ended December 31, 2011 representing the amortization of the excess of our carrying amount over our share of the net assets of the venture

INVESTMENTS IN ASSOCIATES

We exercise significant influence over the following investments, which have been accounted for using the equity method:

(Millions)		Ownership Interest
Name of Investment	Principal activity	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
BSREP Australia Trust	Investment properties	41.22%	—	$140	$—
Brookfield LePage Johnson Controls	Facilities management	40%	40%	14	10
Oakridges	Residential development	23.75%	23.75%	2	3
Our net investment				$156	$13

In the fourth quarter of 2012, we acquired an indirect 41.22% equity interest in BSREP Australia Trust, an entity that acquired the outstanding shares of the Wynyard Properties Holding Group (formerly known as Thakral Holdings Group) on October 10, 2012. The remaining equity of BSREP Australia Trust was acquired by a fund that is controlled by a subsidiary of BAM. We have accounted for our interest in BSREP Australia Trust as an associate as we have the ability to exercise significant influence over the financial and operating policy decisions of the trust.

Included in investments in associates is our interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by us in partnership with Johnson Controls. This joint venture currently delivers services to clients with portfolios in excess of 134 million square feet of space.

Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

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PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property. They are accounted for as loans and receivables and presented as participating loan interests on our consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties. The contractual maturity date was extended from 2015 to 2020 in the second quarter of 2012 through an agreement with BAM.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Dec. 31, 2012	Dec. 31, 2011
Darling Park Complex, Sydney	30%	$178	$169
IAG House, Sydney	50%	111	104
NAB House, Sydney	25%	122	61
Bourke Place Trust, Melbourne	43%	217	105
Total participating loan interests		$628	$439

Participating loan interests were $628 million at December 31, 2012, an increase of $189 million from the balance at December 31, 2011. The increase is primarily attributable to repayments on commercial property debt associated with the underlying properties, which in turn increased our interest in the participating loan interests.

Included in the balance of participating loan interests is an embedded derivative representing our right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains. The carrying value of the embedded derivative at December 31, 2012 is $48 million (December 31, 2011 – $49 million).

Summarized financial information in respect of the properties underlying our investment in participating loan interests is set out below:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Non-current assets	$2,570	$2,438
Current assets	106	140
Total assets	2,676	2,578
Non-current liabilities	673	1,293
Current liabilities	274	106
Total liabilities	947	1,399
Net assets	$1,729	$1,179

(Millions)	2012	2011
Revenue	$219	$211
Expense	(126)	(160)
Earnings before fair value gains (losses)	93	51
Fair value gains (losses)	15	87
Net earnings	$108	$138

OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Equity securities designated as available-for-sale (“AFS”)	$105	$107
Brookfield Residential Properties Inc. (“BRPI”) promissory notes	—	470
Loans receivable designated as fair value through profit and loss (“FVTPL”)	—	138
Other loans receivable	104	102
Total other non-current financial assets	$209	$817

Equity securities designated as AFS

Equity securities designated as AFS include $105 million (December 31, 2011 – $107 million) representing our 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities, bearing a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2011 – $92 million) recognized in other non-current financial liabilities.

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BRPI promissory notes

At December 31, 2011, BRPI promissory notes included unsecured promissory notes of C$480 million received on March 31, 2011 as partial proceeds for the disposition of our residential development segment to BRPI, a subsidiary of BAM. The loans receivable consisted of an unsecured senior promissory note of C$265 million which bore interest at 6.5% on the first C$115 million and 7.5% on the remainder due December 31, 2015, and an unsecured subordinated promissory note of C$215 million which bore interest at 8.5% due December 31, 2020. The principal of the subordinated promissory note was subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory note, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of the senior promissory note resulting from such equity issuance.

We entered into an agreement with BAM under which we had the right to put the BRPI subordinated promissory note to BAM for cash proceeds equal to the outstanding principal amount on March 31, 2016, and annually on each March 31 thereafter until the maturity of the note or, at any time, upon occurrence of an event of default by BRPI. In exchange for this put option, we agreed to pay to BAM an annual fee of 2% of the outstanding principal of the note. We also entered into a put agreement in respect of the senior notes whereby we could put $50 million of the outstanding principal of the note to BAM on each of December 31, 2012, 2013 and 2014 or, at any time, upon occurrence of an event of default. In connection with this option, we paid BAM an annual fee of 1% of the outstanding principal subject to the put. These agreements were derivative financial instruments measured at fair value with changes in value recorded in fair value gains (losses), net in the period in which they occur. At December 31, 2011, the fair value of these derivatives was nil.

In the fourth quarter of 2012, BRPI repaid the unsecured promissory notes of C$480 million. All principal and interest were repaid in full and the put agreement with BAM was terminated.

For the year ended December 31, 2012 we received $29 million of income related to the promissory notes (2011 – $23 million).

Loans receivable designated as FVTPL

At December 31, 2011, loans receivable designated as FVTPL included A$135 million senior unsecured note receivable from a subsidiary of BAM that had a scheduled maturity of December 19, 2014. The principal and interest payments on the note receivable were based on the returns of a referenced debenture which was, in turn, secured by an equity interest in a publicly traded real estate entity in Australia. In the third quarter of 2012, the participating loan agreement was settled in exchange for an interest in the underlying debenture and 59% of our interest in the debenture was concurrently transferred to a group of funds controlled by BAM for proceeds equal to our cost plus a fee equal to an annual return of 9% thereon to compensate us for the acquisition and maintenance of the investment. In the fourth quarter of 2012, the debenture was repaid and we received proceeds approximating our carrying value.

In the year ended December 31, 2012, we recognized fair value gains of $23 million (2011 – nil), representing the increase in value of our interest in the debenture. We also recognized $8 million in interest and other income (2011 – nil), $6 million of which was to compensate us for the acquisition and maintenance of the investment through to its transfer in the third quarter of 2012.

Other loans receivable

Other loans receivable includes a $104 million (December 31, 2011 – $102 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

RECEIVABLES AND OTHER ASSETS

Receivables and other assets was $525 million at December 31, 2012, an increase of $52 million from the balance at December 31, 2011. The increase is primarily attributable to a £61 million contribution in relation to Principal Place, a commercial development site in London, offset by the repayment of a loan receivable from a subsidiary of BAM.

The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Accounts receivable	$195	$186
Loan receivable from affiliate(1,2)	75	122
Prepaid expenses and other assets	255	165
Total receivables and other assets	$525	$473
(1)	At December 31, 2012, included a $75 million receivable from BAM that was due on demand (December 31, 2011 – $73 million)
(2)	At December 31, 2011, included a $49 million secured loan receivable from a subsidiary of BAM that was repaid March 15, 2012

RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when third parties impose limits that prevent the assets’ use for current purposes. Restricted cash and deposits was $103 million at December 31, 2012, an increase of $34 million from the balance at December 31, 2011. The increase is primarily attributable to the timing of restricted cash and deposits.

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CASH AND CASH EQUIVALENTS

We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

Cash and cash equivalents was $362 million at December 31, 2012, a decrease of $72 million from the balance at December 31, 2011. The decrease is primarily attributable to the redemption of capital securities Class AAA, Series I during the first quarter of 2012 and the acquisition of a portfolio of assets in London in the third quarter of 2012, offset by the disposition of 33 South Sixth Street in Minneapolis and KBR Tower in Houston as well as repayment of the BRPI promissory notes in the fourth quarter of 2012.

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

On November 20, 2012, we sold 33 South Sixth Street in Minneapolis for $106 million. On March 30, 2012, we sold our interest in Defence Plaza in Melbourne for proceeds of A$87 million. Both 33 South Sixth Street and Defence Plaza were presented in assets held for sale at December 31, 2011.

At December 31, 2012, and December 31, 2011, the properties that comprise our Minneapolis portfolio are presented in held for sale. As the portfolio represents a specific geographic market that we intend to exit, the corresponding revenues and expenses have been presented as discontinued operations in the statement of income. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions.

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Assets
Commercial properties	$137	$423
Receivables and other assets	1	2
Assets held for sale	$138	$425
Liabilities
Commercial property debt	$64	$210
Accounts payable and accrued liabilities	6	7
Liabilities associated with assets held for sale	$70	$217
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LIABILITIES AND EQUITY

Our asset base of $27.5 billion at December 31, 2012 is financed with a combination of debt, capital securities and preferred and common equity.

The following is a summary of our liabilities and shareholders’ equity:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Liabilities
Non-current liabilities
Commercial property debt	$9,716	$9,993
Capital securities	664	844
Other non-current financial liabilities	251	92
Deferred tax liabilities	732	547
	11,363	11,476
Current liabilities
Commercial property debt	1,732	642
Capital securities	202	150
Accounts payable and accrued liabilities	1,148	980
	3,082	1,772
Liabilities associated with assets held for sale	70	217
Total liabilities	$14,515	$13,465

Equity
Preferred equity – corporate	$1,345	$1,095
Common equity	10,086	9,080
Total shareholder’s equity	11,431	10,175
Preferred equity – subsidiaries	385	374
Other non-controlling interests	1,148	1,130
Total equity	$12,964	$11,679
Total liabilities and equity	$27,479	$25,144

COMMERCIAL PROPERTY DEBT

Total commercial property debt was $11.4 billion at December 31, 2012, an increase of $813 million from the balance at December 31, 2011. The increase is primarily attributable to financings related to the acquisitions of 99 Bishopsgate in London, Metropolitan Park East & West in Seattle, 799 9th Street in Washington, D.C., and 225 Sixth – Bow Parkade in Calgary, draws on the Brookfield Place, Perth construction loan and various refinancings. Offsetting these increases is the disposition of Altius Centre in Calgary, repayment of our corporate revolving credit facility and principal amortization payments. Additionally, on April 12, 2012, we issued C$150 million of senior unsecured notes at 4.00% due in 2018. We previously issued C$200 million of senior unsecured notes at 4.30% due in 2017 on January 17, 2012. These funds were used to repay Australian commercial property debt at a higher cost of capital of approximately 7.62%. Commercial property debt at December 31, 2012 had a weighted average interest rate of 5.31% (December 31, 2011 – 5.70%).

We attempt to match the maturity of our commercial property debt portfolio with the lease terms of our properties. At December 31, 2012, the average remaining term to maturity of our commercial property debt was five years, compared to the average remaining lease term of our properties of seven years.

We have $897 million of committed corporate credit facilities consisting of a $695 million revolving credit facility from a syndicate of banks and C$200 million revolving credit facility in the form of bilateral agreements between Brookfield Canada Office Properties (“BOX”), our 83.3% owned subsidiary, and a number of Canadian chartered banks. At December 31, 2012, the balance drawn on these facilities was $68 million (December 31, 2011 – $381 million). We incurred $16 million in interest expense related to the balance on the corporate credit facilities for the year ended December 31, 2012 (2011 – $12 million).

As at December 31, 2012, we also had $30 million (December 31, 2011 – $30 million) of indebtedness outstanding to a subsidiary of BAM. Interest expense related to this indebtedness totaled $4 million for the year ended December 31, 2012, consistent with 2011.

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The details of commercial property debt at December 31, 2012, are as follows:

($ in Millions)	Location	Rate	Maturity Date		Dec. 31, 2012(1,2)	Mortgage Details(3)
Commercial property debt
West 31st Street(4)	New York	6.00%	January	2013	$105	Non-recourse, floating rate
105 Adelaide	Toronto	5.32%	February	2013	21	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49%	April	2013	310	Non-recourse, fixed rate
Hudson's Bay Centre(5)	Toronto	5.20%	May	2013	105	Non-recourse, fixed rate
KPMG Tower(6,7)	Sydney	8.48%	May	2013	78	Non-recourse, fixed/floating rate
75 State Street	Boston	5.50%	June	2013	249	Non-recourse, floating rate
Three Bethesda Metro Center	Washington, D.C.	6.60%	June	2013	111	Non-recourse, fixed rate
225 Liberty Street	New York	6.91%	September	2013	70	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42%	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42%	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.17%	November	2013	158	Non-recourse, fixed rate
250 Vesey Street	New York	3.48%	November	2013	350	Non-recourse, floating rate
1550 & 1560 Wilson Boulevard(8)	Washington, D.C.	2.81%	January	2014	69	Non-recourse, floating rate
Ernst & Young Tower	Los Angeles	5.07%	February	2014	103	Non-recourse, fixed rate
650 Massachusetts Avenue	Washington, D.C.	2.96%	March	2014	88	Non-recourse, floating rate
2401 Pennsylvania Avenue(8)	Washington, D.C.	2.41%	May	2014	30	Non-recourse, floating rate
500 Jefferson Street(7,8)	Houston	4.39%	May	2014	20	Non-recourse, fixed/floating rate
601 Figueroa(7,8)	Los Angeles	4.39%	May	2014	193	Non-recourse, fixed/floating rate
1600 Smith Street(7,8)	Houston	4.39%	May	2014	140	Non-recourse, fixed/floating rate
Continental Center II(7,8)	Houston	4.39%	May	2014	27	Non-recourse, fixed/floating rate
Landmark Square(7,8)	Los Angeles	4.39%	May	2014	63	Non-recourse, fixed/floating rate
One Allen Center(7,8)	Houston	4.39%	May	2014	118	Non-recourse, fixed/floating rate
Sunrise Tech Park(7,8)	Washington, D.C.	4.39%	May	2014	29	Non-recourse, fixed/floating rate
Two Ballston Plaza(7,8)	Washington, D.C.	4.39%	May	2014	44	Non-recourse, fixed/floating rate
Suncor Energy Centre(9)	Calgary	6.38%	June	2014	207	Non-recourse, fixed rate
Brookfield Place, Perth	Perth	5.70%	June	2014	540	Non-recourse, floating rate
Brookfield Prime Property Fund pool debt	Various	5.30%	June	2014	495	Non-recourse, floating rate
151 Yonge Street(10)	Toronto	2.92%	July	2014	10	Non-recourse, floating rate
2000 L Street	Washington, D.C.	2.12%	August	2014	98	Non-recourse, floating rate
Bank of America Plaza(8)	Los Angeles	5.31%	September	2014	224	Non-recourse, fixed rate
Silver Spring Metro Plaza(8)	Washington, D.C.	2.36%	September	2014	103	Non-recourse, floating rate
235 St Georges Terrace(7)	Perth	6.40%	September	2014	48	Non-recourse, fixed/floating rate
225 Liberty Street	New York	9.00%	October	2014	183	Non-recourse, fixed rate
First Canadian Place(10)	Toronto	5.37%	December	2014	73	Non-recourse, fixed rate
2001 M Street(8)	Washington, D.C.	5.25%	December	2014	43	Non-recourse, fixed rate
200 Vesey Street	New York	3.00%	December	2014	143	Non-recourse, floating rate
Mezzanine Loan	Various	5.71%	January	2015	198	Non-recourse, floating rate
Southern Cross East Tower(6)	Melbourne	5.03%	June	2015	121	Non-recourse, floating rate
Royal Centre	Vancouver	3.33%	June	2015	148	Non-recourse, fixed rate
799 9th Street	Washington, D.C.	2.89%	December	2015	70	Non-recourse, fixed rate
One & Two Reston Crescent(8)	Washington, D.C.	1.96%	December	2015	74	Non-recourse, floating rate
1250 Connecticut Avenue(8)	Washington, D.C.	5.86%	January	2016	51	Non-recourse, fixed rate
One Shelley Street(7)	Sydney	7.13%	January	2016	199	Non-recourse, fixed/floating rate
One New York Plaza(8)	New York	5.50%	March	2016	376	Non-recourse, fixed rate
225 Sixth(4)	Calgary	3.07%	May	2016	55	Non-recourse, floating rate
Three Allen Center(8)	Houston	6.12%	May	2016	163	Non-recourse, fixed rate
Metropolitan Park East & West	Seattle	3.75%	June	2016	124	Non-recourse, fixed rate
U.S. Office Fund acquisition financing(11)	Various	8.50%	October	2016	269	Non-recourse, fixed rate
1801 California Street	Denver	3.46%	December	2016	143	Non-recourse, floating rate
200 Liberty Street	New York	5.83%	February	2017	309	Non-recourse, fixed rate
52 Goulburn Street(7)	Sydney	5.63%	July	2017	62	Non-recourse, fixed/floating rate
99 Bishopsgate	London	4.27%	September	2017	215	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14%	September	2017	830	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	5.45%	November	2017	82	Non-recourse, fixed rate
2 Queen Street East(10)	Toronto	5.64%	December	2017	29	Non-recourse, fixed rate
1400 K Street(8)	Washington, D.C.	5.30%	February	2018	51	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90%	April	2018	122	Non-recourse, fixed rate
Two Allen Center(8)	Houston	6.45%	May	2018	202	Non-recourse, fixed rate
1201 Louisiana Street	Houston	4.65%	October	2018	96	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.50%	January	2019	83	Non-recourse, fixed rate
22 Front Street	Toronto	6.24%	October	2020	18	Non-recourse, fixed rate
Bankers Court	Calgary	4.96%	November	2020	46	Non-recourse, fixed rate
1200 K Street(8)	Washington, D.C.	5.88%	February	2021	130	Non-recourse, fixed rate
Bethesda Crescent(8)	Washington, D.C.	5.58%	February	2021	59	Non-recourse, fixed rate
30

($ in Millions)	Location	Rate	Maturity Date		Dec. 31, 2012(1,2)	Mortgage Details(3)
Commercial property debt continued
Queen's Quay Terminal	Toronto	5.40%	April	2021	$87	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71%	August	2021	171	Non-recourse, fixed rate
Bay Adelaide West	Toronto	4.43%	December	2021	399	Non-recourse, fixed rate
Exchange Tower	Toronto	4.03%	April	2022	117	Non-recourse, fixed rate
77 K Street	Washington, D.C.	4.58%	June	2022	109	Non-recourse, fixed rate
Republic Plaza	Denver	4.24%	December	2022	279	Non-recourse, fixed rate
HSBC Building	Toronto	4.06%	January	2023	44	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97%	January	2023	199	Non-recourse, fixed rate
Jean Edmonds Towers(10)	Ottawa	6.79%	January	2024	17	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73%	December	2028	150	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%	April	2032	390	Non-recourse, fixed rate
Total commercial property debt		5.38%			$11,030
Corporate debt
C$200M BOX Corporate Revolver	—	3.22%	June	2014	68	Non-recourse, floating rate
Senior Notes	—	4.30%	January	2017	200	Recourse, fixed rate
Senior Notes	—	4.00%	April	2018	150	Recourse, fixed rate
Total corporate debt		4.02%			418
Total commercial property debt		5.33%			$11,448
Commercial property debt associated with assets held for sale
RBC Plaza	Minneapolis	2.25%	April	2013	64	Non-recourse, floating rate
Total		5.31%			$11,512
(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $61 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	Development debt
(5)	A two-year extension option that extends the maturity to May 2015 is available to us provided that certain debt service and loan-to-value thresholds are met
(6)	Represents liability payable to a subsidiary of BAM
(7)	These debt balances are floating, but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(8)	U.S. Office Fund debt
(9)	This loan consists of $174 million 1st mortgage bonds that are non-recourse to Brookfield Office Properties and a $33 million unsecured loan from an affiliate
(10)	Canadian Office Fund debt
(11)	Represents financing provided by seller of an approximate 20% interest in the U.S. Office Fund, which is secured by a limited partnership interest in the U.S. Office Fund

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Dec. 31, 2012
2013	$80	$1,716	$1,796	5.58%
2014	77	3,151	3,228	5.00%
2015	80	608	688	4.42%
2016	73	1,349	1,422	5.93%
2017	63	1,680	1,743	5.58%
2018 and thereafter	494	2,141	2,635	5.24%
Total	$867	$10,645	$11,512	5.31%
(1)	Paid through our annual cash flows
(2)	Net of $61 million of transaction costs
(3)	Includes commercial property debt associated with assets held for sale at December 31, 2012

Commercial property debt – equity accounted investments

The details of commercial property debt of our equity accounted investments at December 31, 2012, are as follows:

		Dec. 31, 2012
($ in Millions)	Location	Rate	Maturity Date		Proportionate(1)	Total	Mortgage Details(2)
450 West 33rd Street	New York	5.29%	July	2014	$340	$453	Non-recourse, floating rate
The Grace Building(3)	New York	5.54%	July	2014	184	368	Non-recourse, fixed rate
Victor Building(3)	Washington, D.C.	5.39%	February	2016	50	100	Non-recourse, fixed rate
Marina Towers(3)	Los Angeles	5.84%	April	2016	20	40	Non-recourse, fixed rate
245 Park Avenue	New York	3.88%	November	2017	401	786	Non-recourse, fixed rate
Total commercial property debt of our equity accounted investments		4.73%			$995	$1,747
(1)	Net of $14 million of transaction costs
(2)	Non-recourse to Brookfield Office Properties
(3)	U.S. Office Fund debt

31

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

							Weighted-
							Average
		Scheduled					Interest Rate at
(Millions)		Amortization(1)		Maturities		Total	Dec. 31, 2012
2013	$	―	$	―	$	―	―
2014		―		817		817	5.38%
2015		―		―		―	―
2016		―		136		136	5.55%
2017		3		791		794	3.88%
2018 and thereafter		―		―		―	―
Total commercial property debt of our equity accounted investments		$3		$1,744		$1,747	4.73%
(1)	Paid through our annual cash flows

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and thereafter:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$11,512	$1,796	$3,916	$3,165	$2,635
Capital securities	866	202	312	352	―
Interest expense(2)
Commercial property debt	2,597	643	860	571	523
Capital securities	106	39	59	8	―
Minimum rental payments – ground leases(3)	1,539	30	53	49	1,407
Other non-current financial liabilities	251	―	27	95	129
Accounts payable and accrued liabilities	603	603	―	―	―
Derivative liabilities	235	7	16	62	150
(1)	Net of $61 million of transaction costs and includes commercial property debt associated with assets held for sale at December 31, 2012
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 37 for our liquidity analysis.

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our tenant demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates.

We are currently rated by two credit rating agencies, Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time. Both S&P and DBRS adjusted the outlook on our credit rating to negative from stable in the year ended December 31, 2012 to reflect their concerns that due to pace of leasing in lower Manhattan previously expected, improvements to coverage ratios will take longer to occur. To date this has not had any material impact on our ability to access capital markets or our borrowing rates.

Our credit ratings at December 31, 2012 and at the date of this report were as follows:

	DBRS	S&P
Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P-3(high)
Trend/Outlook	Negative	Negative

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

32

Corporate Guarantees and Contingent Obligations

We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements, except for our investment in certain commercial properties held through jointly controlled entities or participating loan notes, and our investments in BSREP Australia Trust, Brookfield LePage Johnson Controls and Oakridges.

We and our operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against us is uncertain but could be up to C$65 million (A$63 million) in the event we are completely unsuccessful in defending the claims. During the year ended December 31, 2012, the amount of the contingent cash outflow increased by C$20 million (A$19 million) due to a change in the methodology of determining the amount of the claim that was adopted by the courts.

We, through our 50% interest in London Wall Place LP, have a £14 million commitment to the City of London related to the acquisition of London Wall Place at December 31, 2012. In addition, we have commitments totaling £27 million to third parties for the development of 100 Bishopsgate in London.

At December 31, 2012, we have commitments totaling C$6 million to third parties for the development of 225 Sixth in Calgary and Bay Adelaide East in Toronto.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 24, Guarantees, Commitments and Contingencies, to our consolidated financial statements.

CAPITAL SECURITIES

Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2012(1)		Dec. 31, 2011(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		202		196
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		202		196
Class AAA Series I	―	5.20%		―		150
Class AAA Series J	8,000,000	5.00%		202		196
Class AAA Series K	6,000,000	5.20%		150		146
Total capital securities				$866		$994

For details regarding the terms on our Class AAA preferred shares, refer to our Annual Information Form

(1)	Net of transaction costs of nil at December 31, 2012 (December 31, 2011 – $1 million)
(2)	Class AAA, Series E capital securities are owned by BAM, our parent. We have an offsetting loan receivable against these securities earning interest at 108% of bank prime

On March 30, 2012, we redeemed all of our outstanding Class AAA Series I shares for cash of C$25.00 per share. On December 21, 2012, we announced our intention to redeem all of our outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share, subsequent to December 31, 2012.

OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities were $251 million at December 31, 2012, an increase of $159 million from the balance at December 31, 2011. The increase is primarily attributable to a note payable to the non-controlling shareholders of the U.S. Office Fund as well as a liability that represents the present value of the non-controlling shareholders’ interest in The 100 Bishopsgate Partnership, which we could be required to settle in cash in the fourth quarter of 2014, as well as other balances attributable to the consolidation of The 100 Bishopsgate Partnership due to the acquisition of an additional 37.5% interest.

The components of other non-current financial liabilities are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Loan payable	$92	$92
Note payable	90	—
Other loans payable	69	—
Total other non-current financial liabilities	$251	$92

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2011 – $92 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

33

DEFERRED INCOME TAXES

At December 31, 2012, we had a net deferred tax liability of $732 million (December 31, 2011 – $547 million). The sources and movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Deferred income tax assets
Loss carry forwards	$280	$220
Deferred financing costs	24	12
Foreign currency	37	36
Deferred revenue	12	12
Other	7	15
	360	295
Deferred income tax liabilities
Properties	1,092	842
Net deferred income tax liabilities	$732	$547

(Millions)	Dec. 31, 2011	Recognized in					Dec. 31, 2012
		Income	Equity	OCI	Reclassified
Deferred tax assets related to non-capital losses and capital losses	$220	$34	$2	$24	$	―	$280
Deferred tax liabilities related to differences in tax and book basis, net	(767)	(250)	―	(8)		13	(1,012)
Net deferred tax liabilities	$(547)	$(216)	$2	$16		$13	$(732)

(Millions)	Dec. 31, 2010	Recognized in					Dec. 31, 2011
		Income(1)	Equity	OCI	Reclassified(2)
Deferred tax assets related to non-capital losses and capital losses	$204	$4	$(18)	$30	$	―	$220
Deferred tax liabilities related to differences in tax and book basis, net	(570)	(218)	3	34		(16)	(767)
Net deferred tax liabilities	$(366)	$(214)	$(15)	$64		$(16)	$(547)

(1)	Deferred tax liabilities recognized in income is net of a $10 million reversal in connection with the change in ownership in the U.S. Office Fund in 2011 that was included in gains (losses), net
(2)	Reclassification of deferred tax liability from equity accounted investment in connection with the reorganization of ownership in First Canadian Place in 2011

Together with our Canadian subsidiaries, we have deferred tax assets of $115 million (December 31, 2011 – $73 million) related to non-capital losses that expire over the next 20 years, and $127 million (December 31, 2011 – $121 million) related to capital losses that have no expiry. Our U.S. subsidiaries have deferred tax assets of $38 million (December 31, 2011 – $26 million) related to net operating losses that expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of REIT structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities was $1,148 million at December 31, 2012, an increase of $168 million from the balance at December 31, 2011. The increase is primarily attributable to deferred consideration on the acquisition of an additional 37.5% interest in The 100 Bishopsgate Partnership. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $235 million (December 31, 2011 – $228 million).

PREFERRED EQUITY – CORPORATE

At December 31, 2012, we had $1,345 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions. We have the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2012	Dec. 31, 2011
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	―
Total preferred equity			$1,345	$1,095

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

34

On September 13, 2012, we issued 10 million Class AAA Series T preferred shares at a price of C$25.00 per share with a December 31, 2018 maturity and a yield of 4.60%. The proceeds from the share issuance were approximately $250 million, net of share issuance costs of $7 million. Holders of Series T shares receive fixed rate cumulative preferred cash dividends and will have the rights, subject to certain conditions, to convert into Class AAA Series U preferred shares receiving floating rate cumulative preferred cash dividends on December 31, 2018 and on December 31 every five years thereafter.

For the year ended December 31, 2012, we paid preferred dividends of $70 million compared with $58 million in 2011. The increase is attributable to the issuance of Class AAA Series T preferred shares and a full year of preferred dividends on Class AAA Series R preferred shares which were issued in the third quarter of 2011.

COMMON EQUITY

As at December 31, 2012, we had 504,720,629 issued and outstanding common shares. On a diluted basis, we had 581,619,406 common shares outstanding, calculated as follows:

	Dec. 31, 2012	Dec. 31, 2011
Common shares issued and outstanding	504,720,629	503,667,579
Unexercised options and restricted stock	20,149,403	17,715,060
Conversion of capital securities	56,749,374	71,380,345
Diluted common shares issued and outstanding	581,619,406	592,762,984
Diluted common shares issued and outstanding (adjusted)(1)	524,870,032	521,382,639
(1)	Includes potential common shares at December 31, 2012, and December 31, 2011, from the exercise of options and restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 14

Our capital securities may be converted by the holder into common shares, however, such conversion right is subject to our prior right to redeem for cash or find substitute purchasers. In accordance with IAS 33, “Earnings per Share,” we are required to presume the capital securities will be settled in common shares when calculating our diluted earnings per share where the effect is dilutive. In calculating adjusted diluted per share measures, we consider this presumption to be overcome where past experience or a stated policy provides a reasonable basis to believe that the capital securities will be settled partially or wholly in cash. Our past practice has been to redeem our capital securities for cash rather than convert to common shares and our intention is to continue with this practice.

During 2012, we repurchased 73,000 shares at an average price of $16.00 per share pursuant to our normal course issuer bid in addition to shares repurchased in connection with our restricted stock plan. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis.

At December 31, 2012, the book value of our common equity was $10.1 billion, compared with a market equity capitalization of approximately $8.6 billion, calculated as total common shares outstanding multiplied by $17.01, the closing price per common share on the New York Stock Exchange on December 31, 2012.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Dec. 31, 2012	Dec. 31, 2011
Shareholders’ equity	$11,431	$10,175
Less: preferred equity	(1,345)	(1,095)
	10,086	9,080
Add: option proceeds(1)	305	251
Fully diluted common shareholders’ equity	10,391	9,331
Diluted common shares outstanding	581.6	592.8
Common equity per share – diluted	$17.87	$15.74
Common equity per share – diluted (adjusted)(2)	$19.80	$17.90
(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at year end
(2)	Includes potential common shares at December 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 14

35

PREFERRED EQUITY – SUBSIDIARIES

In addition to the preferred equity – corporate and preferred equity classified as capital securities, we had $385 million of preferred equity outstanding at December 31, 2012, issued by our subsidiary BPO Properties Ltd. (“BPO Properties”). These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are a component of the non-controlling interest in our net income. The increase over December 31, 2011 is entirely attributable to the impact of foreign currency translation.

The following table details the preferred shares issued by BPO Properties:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Dec. 31, 2012	Dec. 31, 2011
BPO Properties	1,805,489	Series G	70% of bank prime	$46	$44
	3,816,527	Series J	70% of bank prime	96	93
	300	Series K	30-day BA + 0.4%	151	147
	2,847,711	Series M	70% of bank prime	72	70
	800,000	Series N	30-day BA + 0.4%	20	20
Total preferred equity – subsidiaries				$385	$374

During 2012, dividends of $7 million were paid on preferred shares issued by BPO Properties, consistent with $7 million in 2011.

OTHER NON-CONTROLLING INTERESTS

Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in our subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Dec. 31, 2012	Dec. 31, 2011
Units of BOX(1)	16.7%	$512	$427
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	38	36
Units of Prime(2,3)	19.5%	45	67
Partnership units of The 100 Bishopsgate Partnership(4)	12.5%	2	―
Members interest in Brookfield Heritage Partners LLC	49.0%	105	87
Interest in 1801 California Street	49.0%	33	38
U.S. Office Fund	15.7%	413	475
Total other non-controlling interests		$1,148	$1,130
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	During the fourth quarter, we acquired additional units of Prime which decreased the others' equity ownership from 26.2% at December 31, 2011 to 19.5% at December 31, 2012
(4)	British pound denominated
36

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities, which could include:

o	discretionary capital expenditures;

o	property acquisitions;

o	future developments; and

o	repurchase of our stock.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operating activities;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sales of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that we can typically maintain debt levels on any particular asset throughout a business cycle, thus enabling us to limit covenants and other performance requirements. In turn, this reduces the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

37

Commercial property debt maturities, with corresponding loan-to-value, at December 31, 2012, for the next five years and thereafter are as follows:

	Commercial Property Debt Maturities(1,2)	Loan-to-Value

(Millions)
2013	$1,716	41%
2014	3,091	43%
2015	413	43%
2016	1,111	46%
2017	1,527	52%
2018 and thereafter	2,769	52%
(1)	Includes $64 million of commercial property debt related to assets held for sale at December 31, 2012
(2)	Excludes corporate debt, Mezzanine Loan and U.S. Office Fund acquisition financing

At December 31, 2012, we had approximately $1,191 million of liquidity consisting of $362 million of cash and $829 million of undrawn capacity on our corporate credit facilities.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs and to fund distributions on shares. Cashflow from commercial operating activities depends on occupancy levels, rental rates and the timing of receivables and payables. For the year ended December 31, 2012, cashflow from operating activities exceeded common share dividends paid by $100 million.

As of December 31, 2012, current liabilities exceed current assets, however, we will meet the obligations of our current liabilities through refinancing current debt upon maturity, cash flow from operations, as well as disposition of assets.

Cost of Capital

We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

At December 31, 2012, our weighted average cost of capital, assuming a target long-term 12% return on common equity, was 7.13% (December 31, 2011 – 7.23%). Our cost of capital is lower than many of our peers because of the amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that compose our portfolio.

The following schedule details our capitalization at December 31, 2012 and December 31, 2011 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Liabilities
Commercial property debt	5.31%	5.70%	$11,448	$10,635
Capital securities	5.47%	5.43%	866	994
Shareholders’ equity
Preferred equity – corporate	5.68%	5.68%	1,345	1,095
Common equity(2)	12.00%	12.00%	8,585	7,877
Non-controlling interests
Preferred equity – subsidiaries	1.87%	1.95%	385	374
Other non-controlling interests(3)	12.00%	12.00%	1,148	1,130
Total(4)	7.13%	7.23%	$23,777	$22,105
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire at maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares and underlying value of other equity interests is based on carrying value
(3)	Assuming a target long-term 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected
38

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS

Our net income attributable to shareholders for the year ended December 31, 2012, was $1,287 million ($2.25 per diluted common share), compared with $1,690 million ($2.92 per diluted common share) in 2011. The decrease in net income attributable to shareholders year over year is largely the result of:

•	a decrease of $150 million ($0.26 per diluted common share) in gains due to the recognition of a deferred gain upon exercise of the U.S. Office Fund option in the third quarter of 2011;

•	an increase of $142 million ($0.25 per diluted common share) in interest expense on commercial property debt due to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, interest expense recognized from Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties during the second quarter of 2012, as well as new debt from acquisitions and refinancings, offset by repayments and property dispositions;

•	a decrease of $43 million ($0.07 per diluted common share) in interest and other income primarily due to the settlement of loans receivable from BAM and the recognition of one-time items including a condemnation award of $11 million, both in the prior year;

•	a decrease of $37 million ($0.06 per diluted common share) in income from discontinued operations largely due to the disposition of our residential development segment in the first quarter of 2011, fair value adjustments on our Minneapolis portfolio as well as the disposition of 33 South Sixth Street in Minneapolis during the fourth quarter of 2012;

•	an increase of $19 million ($0.03 per diluted common share) in administrative costs as a result of inflation and increased company initiatives during the year, transaction costs associated with the acquisition of a portfolio of assets in London and depreciation as a result of increased capital expenditures associated with company initiatives;

•	a decrease of $472 million ($0.81 per diluted common share) in our share of net earnings from equity accounted investments as a result of the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, consolidation of 250 Vesey Street in New York subsequent to acquiring the remaining 49% interest in the fourth quarter of 2011 and consolidation of First Canadian Place in Toronto subsequent to its sale to BOX in the fourth quarter of 2011; offset by,

o	an increase of $518 million ($0.91 per diluted common share) in commercial property revenue offset by an increase of $187 million ($0.32 per diluted common share) in direct commercial property expense due to:

•	the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 and 250 Vesey Street in New York subsequent to acquiring the remaining 49% interest in the fourth quarter of 2011;

•	the reclassification of Brookfield Place in Perth from commercial developments to commercial properties in the second quarter of 2012;

•	single property acquisitions completed in 2011 and 2012 including a 50% interest in 108 St Georges Terrace in Perth, the remaining 50% interest in Southern Cross West Tower in Melbourne, Three Bethesda Metro Center in Washington D.C., an interest in 1801 California Street in Denver, Metropolitan Park East & West in Seattle, 799 9th Street in Washington, D.C. and 99 Bishopsgate in London; as well as,

•	same property growth; partially offset by,

o	the disposition of Newport Tower in Jersey City and 53 State Street in Boston during the fourth quarter of 2011 and Altius Centre in Calgary and Defence Plaza in Melbourne during the first quarter of 2012

o	a decrease of $50 million ($0.09 per diluted common share) in income taxes as a result of a decrease in net income from continuing operations before income taxes and a larger release of tax reserves in the current year. This decrease is offset by a change in tax rates recognized as well as a tax asset derecognized in the current year;

o	an increase of $47 million ($0.08 per diluted common share) in fair value gains mostly attributable to changes in certain assumptions and rent curves reflected in the expected cash flows of our investment properties as well as changes to our valuation metrics;

o	a decrease of $25 million ($0.04 per diluted common share) in net income attributable to non-controlling interests as a result of decreased earnings in subsidiaries that are not wholly-owned driven by fair value adjustments in the U.S. Office Fund; and

o	a decrease of $7 million ($0.01 per diluted common share) in capital securities interest expense due to the redemption of our Class AAA, Series I shares on March 30, 2012 and the impact of foreign currency translation.

o

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Included on the following pages is a discussion of the various components of our net income attributable to shareholders followed by a reconciliation of funds from operations and total return to comparable IFRS measures.

(Millions)	2012	2011
Commercial property revenue	$2,195	$1,677
Direct commercial property expense	850	663

Interest and other income	87	130

Interest expense
Commercial property debt	625	483
Capital securities	50	57
Administrative expense	168	149
Income (loss) from continuing operations before gains (losses), fair value gains (losses), share of net earnings from equity accounted investments and income taxes	589	455
Gains (losses), net	―	150
Fair value gains (losses), net	1,004	957
Share of net earnings from equity accounted investments	127	599
Income (loss) from continuing operations before income taxes	1,720	2,161
Income taxes	264	314
Income (loss) from continuing operations	1,456	1,847
Income (loss) from discontinued operations	12	49
Net income (loss)	1,468	1,896
Net income (loss) attributable to non-controlling interests	181	206
Net income (loss) attributable to shareholders	$1,287	$1,690

Our net income per common share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share information)	2012	2011
Net income (loss) attributable to shareholders	$1,287	$1,690
Preferred share dividends	(70)	(58)
Net income (loss) attributable to common shareholders – basic	1,217	1,632
Dilutive effect of conversion of capital securities	50	57
Net income (loss) attributable to common shareholders – diluted	$1,267	$1,689

Weighted average common shares outstanding – basic	503.8	503.2
Unexercised options and restricted stock	3.1	4.7
	506.9	507.9
Conversion of capital securities	56.7	71.4
Weighted average common shares outstanding – diluted	563.6	579.3

Net income (loss) per share attributable to common shareholders – basic	$2.42	$3.24

Net income (loss) per share attributable to common shareholders – diluted	$2.25	$2.92

The decrease in net income per share attributable to common shareholders is analyzed on the previous page.

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COMMERCIAL PROPERTY OPERATIONS

Commercial property net operating income is commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. Commercial property net operating income totaled $1,345 million for the year ended December 31, 2012 compared with $1,014 million during 2011.

(Millions)	2012	2011
Commercial property revenue
Rental revenue	$2,046	$1,587
Straight-line rental income	79	25
Recurring fee income	53	59
Lease termination, fee and other income	17	6
Total commercial property revenue	2,195	1,677
Direct commercial property expense	(850)	(663)
Commercial property net operating income	$1,345	$1,014

Commercial property revenue includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes, as well as recurring fee income, lease terminations and other income. Commercial property revenue totaled $2,195 million during the year ended December 31, 2012 compared with $1,677 million in 2011.

Rental revenue

The increase in rental revenue year over year is attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option, the acquisition of an interest in 108 St Georges Terrance in Perth, the remaining 50% interest in Southern Cross West Tower in Melbourne, and Three Bethesda Metro Center in Washington D.C. all in the third quarter of 2011; the acquisition of the remaining 49% interest in 250 Vesey Street in New York and a 51% interest in 1801 California Street in Denver in the fourth quarter of 2011; the acquisition of 225 Sixth – Bow Parkade in Calgary, Metropolitan Park East & West in Seattle and 799 9th Avenue in Washington, D.C. in the second quarter of 2012; and the acquisition of a portfolio of assets in London in the third quarter of 2012. In addition, net operating income was recognized for Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties, and lease termination income was recognized in Downtown, New York, all during the second quarter of 2012. These increases were partially offset by the disposition of Newport Tower in Jersey City and 53 State Street in Boston during the fourth quarter of 2011 as well as Altius Centre in Calgary and Defence Plaza in Melbourne during the first quarter of 2012.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. These increases vary among our regions but are usually standard practice within each region. During the year ended December 31, 2012, approximately 73% of our new leases have rent escalation clauses. In the U.S., approximately 77% of our leases executed in 2012 had rent escalation clauses that provide for periodic increases in base rent. Of these leases, 46% provided for annual increases and 54% provided for increases at various times during the lease, generally periods ranging from 3 to 6 years after commencement. On average, these escalations will increase rent annually by 4.5% over the terms of the respective leases. In Canada, approximately 48% of our leases executed during the year had rent escalation clauses that typically include a fixed rent increase every 4 years. On average, these escalations will increase rent by $0.73 per square foot on an annual basis over the term of the lease. In Australia, all of our leases executed during the year had rent escalation clauses that typically include a fixed rent increase annually, ranging from 4% to 5% over the term of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2012, we recognized straight-line rental revenue of $79 million, compared with $25 million in 2011. This increase is primarily due to the straight-line rental revenue recognized on the U.S. Office Fund that was consolidated in the third quarter of 2011.

Recurring fee income

Recurring fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd., the largest condominium property management company in Ontario, Canada, which manages approximately 65,000 condominium units. The expenses associated with Brookfield Residential Services Ltd. of $24 million (2011 – $23 million) are included in administrative expense.

The details of our recurring fee income are as follows:

(Millions)	2012	2011
Property management, leasing, project management, and other fees	$27	$34
Brookfield Residential Services Ltd. fees	26	25
Total recurring fee income	$53	$59

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The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

Direct commercial property expense

Direct commercial property expense, which includes real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, was $850 million for the year ended December 31, 2012, compared with $663 million in 2011. The increase is primarily attributable to acquisitions during the year and the consolidation of the U.S. Office Fund offset by dispositions as noted above.

Commercial property net operating income

One of the ways in which we evaluate the performance of management is by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior year. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each year and fees earned from management and other services provided to co-investors in our funds and commercial properties. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior year. For the years ended December 31, 2012 and 2011, we have not excluded any properties that are undergoing a redevelopment.

The following is a reconciliation from same property commercial property net operating income to total commercial property net operating income for the years ended December 31, 2012 and 2011:

(Millions)	2012	2011
Same property commercial property net operating income	$800	$751
Lease terminations, fee and other income	17	6
Recurring fee income	53	59
Properties reclassified from commercial developments during the period	46	―
Properties acquired during the period	426	158
Properties sold during the period	3	40
Commercial property net operating income	$1,345	$1,014

	Dec. 31, 2012	Dec. 31, 2011
Same property average in-place net rent	$27.41	$26.09
Same property occupancy	93.3%	92.5%

Same property commercial property net operating income increased by $49 million year over year as a result of higher same property average in-place net rents and higher same property occupancy due to lease-ups offset by lease expiries.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. In addition, we continue to reduce our lease expiry profile for the upcoming years, and with in-place net rents below market rents across most of our portfolio, we should continue to produce stable results going forward.

We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels in all of our markets with the exception of Boston, Washington D.C., Houston, Denver, and Toronto. Additionally, our average in-place net rents of $30.93 allow for positive mark-to-market growth when compared to blended market net rents of $37.00.

The majority of our leases are net leases in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property commercial property net operating income.

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Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases. The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at December 31, 2012, and includes our equity accounted investments:

		Avg. Remaining	Avg. In-Place	Avg. Market
Leasable Area(1,2)		Lease Term	Net Rent	Net Rent
(000's Sq. Ft.)		(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York
Midtown(3)	6,276	10.3	$40.64	$62
Downtown	12,628	7.3	29.11	32
Boston	796	6.6	24.56	26
Washington, D.C.	6,706	5.4	28.24	32
Los Angeles	4,530	6.5	21.84	22
Houston	7,115	6.6	16.99	22
Denver	2,645	5.8	18.79	19
Seattle	699	4.9	17.95	18
Minneapolis	1,052	4.2	12.01	15
Toronto	8,759	7.7	27.76	31
Calgary	5,639	11.2	28.44	36
Ottawa	1,745	1.3	18.61	21
Sydney	4,086	6.0	64.65	74
Melbourne	2,072	6.6	44.01	40
Perth	1,535	9.6	63.60	72
London	349	6.9	85.83	89
Other	592	11.9	21.75	33
Total	67,224	7.4	$30.93	$37
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Midtown New York includes 450 West 33rd Street. Excluding this commercial property, Midtown in-place rent would be $46.90

Our portfolio occupancy decreased to 92.0% at December 31, 2012 compared with 93.2% at December 31, 2011. Our occupancy decreased primarily due to opportunistic acquisitions of certain assets at lower occupancy rates in addition to large expiries. At December 31, 2012, average in-place net rent throughout our portfolio was $30.93 per square foot compared with $27.95 per square foot at December 31, 2011. Our average in-place net rent increased due to renewals at higher net rents as well as strengthening of Canadian and Australian currencies relative to the U.S. Dollar.

A summary of our occupancy levels for the past two years, including our equity accounted investments and property investments through participating loan interests, is as follows:

	Dec. 31, 2012		Dec. 31, 2011
	Leasable(1,2)	Percent	Leasable(1,2,3)	Percent
	Sq. Ft.	Leased	Sq. Ft.	Leased
New York
Midtown	6,276	91.5	6,276	92.2
Downtown	12,628	94.1	12,628	93.0
Total New York	18,904	93.2	18,904	92.7
Boston	796	74.6	796	63.5
Washington, D.C.	6,706	90.5	6,504	92.8
Los Angeles	4,530	88.1	4,530	84.2
Houston	7,115	86.6	8,163	90.0
Denver	2,645	66.6	2,645	98.5
Seattle	699	89.7	―	―
Minneapolis	1,052	92.2	2,530	94.0
Toronto	8,759	94.5	8,759	93.5
Calgary	5,639	99.6	5,946	99.2
Ottawa	1,745	99.7	1,745	99.7
Sydney	4,086	98.5	4,086	97.7
Melbourne	2,072	98.5	2,277	98.4
Perth	1,535	99.7	612	94.5
London	349	61.8	―	―
Other	592	97.7	661	96.9
Total	67,224	92.0	68,158	93.2
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Restated for re-measurements performed during the first quarter of 2012
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During 2012, we leased 6.8 million square feet of our space at an average leasing net rent of $30.74 per square foot. This included 3.2 million square feet of new leases, 2.0 million square feet of renewals and 1.6 million square feet of early renewals. Expiring net rent for our portfolio averaged $22.91 per square foot. Additionally, since the beginning of the year, we have managed to reduce our rollover exposure, which is the percentage of our total managed space currently scheduled to expire, for the period 2014 through 2016 by 190 basis points.

The details of our leasing activity for the year ended December 31, 2012, including our equity accounted investments and property investments through participating loan interests, are as follows:

				Average		Year One	Average
	Dec. 31, 2011			Expiring		Leasing	Leasing	Acq. /	Dec. 31, 2012
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft.(1,2,3)	Sq. Ft.(1,2)	($ per Sq. Ft.)	Sq. Ft.(1,2)	($ per Sq. Ft.)	($ per Sq. Ft.)	Sq. Ft.(1,2)	Sq. Ft.(1,2)	Sq. Ft.(1,2)
New York, New York
Midtown	6,276	5,788	(351)	$27.33	304	$50.66	$52.67	―	6,276	5,741
Downtown	12,628	11,749	(1,678)	19.97	1,812	25.13	29.10	―	12,628	11,883
Boston, Massachusetts	796	505	(9)	5.63	97	23.06	25.88	―	796	593
Washington, D.C.	6,504	6,037	(836)	25.68	672	25.33	26.96	196	6,706	6,069
Los Angeles, California	4,530	3,816	(454)	22.35	628	21.02	24.28	―	4,530	3,990
Houston, Texas	8,163	7,343	(1,195)	14.10	1,060	21.24	22.65	(1,046)	7,115	6,162
Denver, Colorado	2,645	2,604	(1,179)	17.69	337	18.58	20.84	―	2,645	1,762
Seattle, Washington	―	―	(55)	23.60	103	20.04	21.94	579	699	627
Minneapolis, Minnesota	2,530	2,379	(74)	13.16	64	12.22	13.31	(1,398)	1,052	971
Toronto, Ontario	8,759	8,191	(712)	26.81	796	29.71	30.35	―	8,759	8,275
Calgary, Alberta	5,946	5,896	(333)	36.17	348	38.86	40.16	(293)	5,639	5,618
Ottawa, Ontario	1,745	1,741	(17)	20.89	17	23.49	23.86	―	1,745	1,741
Sydney, Australia	4,086	3,994	(112)	91.52	143	71.83	77.88	―	4,086	4,025
Melbourne, Australia	2,277	2,237	(118)	38.38	127	41.01	46.96	(205)	2,072	2,041
Perth, Australia	612	579	(63)	54.75	121	67.14	77.36	894	1,535	1,531
London, U.K.	―	―	―	―	―	―	―	216	349	216
Other	661	640	(174)	23.82	182	30.22	30.91	(70)	592	578
Total	68,158	63,499	(7,360)	$22.91	6,811	$28.14	$30.74	(1,127)	67,224	61,823
(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments
(3)	Restated for re-measurements performed during the first quarter of 2012

Additionally, during the year ended December 31, 2012, tenant improvements and leasing costs related to leasing activity that occurred averaged $42.90 per square foot, compared to $31.90 per square foot during 2011.

INTEREST AND OTHER INCOME

Interest and other income includes interest charged on real estate mortgages, residential notes receivable and other loans receivable, interest earned on cash balances and transactional gains.

The components of interest and other income are as follows:

(Millions)	2012	2011
Interest income on loans receivable from BAM	$3	$50
Interest income on residential note receivable from BRPI	29	23
Interest income on participating loan interests with subsidiaries of BAM	32	18
Interest and other income on loans receivable designated as FVTPL	8	(1)
Other interest income	2	12
Other income	13	28
Total interest and other income	$87	$130

The decrease in interest and other income year over year is primarily attributable to the settlement of loans receivable from BAM in the third quarter of 2011, a condemnation award of $11 million, partnership settlement income of $6 million and a gain on repurchase of debt of $5 million all in the prior year, offset by an increase in interest income on participating loan interests, loans receivable designated as FVTPL and interest income on a residential note receivable from BRPI relating to the disposition of our residential development segment on March 31, 2011.

INTEREST EXPENSE

Commercial Property Debt

Interest expense relating to commercial property debt increased to $625 million for the year ended 2012, from $483 million in 2011. The increase is primarily attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, interest expense recognized from Brookfield Place in Perth, which was reclassified from commercial developments to commercial properties during the second quarter of 2012, as well as new debt from acquisitions and refinancings, offset by repayments and property dispositions.

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Capital Securities

Interest expense relating to capital securities decreased to $50 million for the year ended December 31, 2012, from $57 million in 2011. The decrease is primarily attributable to the redemption of our Class AAA Series I shares on March 30, 2012, and the impact of foreign currency translation. Interest expense recorded in capital securities relates to preferred share dividends recorded as interest expense under IFRS.

ADMINISTRATIVE EXPENSE

Administrative expense increased to $168 million for the year ended December 31, 2012, from $149 million in 2011. The increase is attributable to inflation and increased company initiatives during the year, transaction costs associated with the acquisition of a portfolio of assets in London and depreciation as a result of increased capital expenditures associated with company initiatives. Included in administrative expenses is $24 million (2011 – $23 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

The components of administrative expense are as follows:

(Millions)	2012	2011
General and administrative expense	$149	$140
Transaction costs	4	―
Depreciation	15	9
Total administrative expense	$168	$149

GAINS (LOSSES), NET

In the prior year, gains (losses), net included $150 million recognized in connection with the exercise of the U.S. Office Fund option.

FAIR VALUE GAINS (LOSSES), NET

During the year ended December 31, 2012, we recognized fair value gains of $1,004 million (2011 –$957 million). Fair value adjustments related to our commercial properties and developments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing activity and timing, discount rates and terminal capitalization rates. The increase in fair value gains recognized compared to the prior year is attributable to the Canadian segment as a result of compression in capitalization rates seen in comparable market capitalization rates. We also recognized gains of $23 million for the year ended December 31, 2012 on other financial instruments designated as FVTPL as a result of the increase in value of our interest in a debenture (2011– loss of $10 million).

(Millions)	2012	2011
Investment properties
Commercial properties	$897	$1,012
Development properties	82	(16)
	979	996
Financial instruments
Participating loan interests	2	30
U.S. Office Fund option and true-up liability	―	(59)
Other financial instruments designated as FVTPL	23	(10)
	25	(39)
Total fair value gains (losses), net	$1,004	$957

SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

	Funds from Operations			Fair Value Adjustments and Other			Share of Earnings
(Millions)		2012	2011		2012	2011		2012	2011
U.S. Office Fund	$	―	$87	$	―	$296	$	―	$383
Other equity accounted investments(1)		105	123		22	93		127	216
Total share of net earnings from equity accounted investments		$105	$210		$22	$389		$127	$599
(1)	Includes jointly controlled entities as well as associates

Share of net earnings from equity accounted investments decreased to $127 million for the year ended December 31, 2012, from $599 million in 2011. The decrease is primarily attributable to the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, the consolidation of 250 Vesey Street in New York and First Canadian Place in Toronto in the fourth quarter of 2011, and the disposition of KBR Tower in the fourth quarter of 2012, offset by the acquisition of 450 West 33rd Street in New York in the second quarter of 2011, which is a jointly controlled entity.

45

INCOME TAXES

Income tax expense for the year ended December 31, 2012 was $264 million, as compared with $314 million in 2011. The decrease year over year is primarily attributable to a decrease in net income from continuing operations before income taxes and a larger release of tax reserves in the current year. This decrease is offset by a change in tax rates recognized as well as a tax asset derecognized in the current year.

The major components of income tax expense include the following:

(Millions)	2012	2011
Current tax expense	$48	$90
Deferred tax expense	216	224
Total income taxes	$264	$314

DISCONTINUED OPERATIONS

Our residential development operations which were disposed of on March 31, 2011 contributed $13 million of net income from discontinued operations in the prior year.

The following table summarizes income from discontinued operations:

(Millions, except per share information)	2012	2011
Commercial property revenue	$54	$55
Direct commercial property expense	(29)	(28)
	25	27
Residential property revenue	―	83
Direct residential property expense	―	(70)
	―	13
Interest and other income	―	1
Interest expense	(6)	(7)
Depreciation	―	(1)
Income from discontinued operations before fair value gains (losses) and income taxes	19	33
Fair value gains (losses)	(7)	19
Income taxes	―	(3)
Income (loss) from discontinued operations	$12	$49

NON-CONTROLLING INTERESTS

The following table outlines our non-controlling interests:

(Millions)	2012	2011
Preferred shares – subsidiaries	$7	$7
Other non-controlling interests	181	206
Total non-controlling interests	$188	$213

Preferred Shares – Subsidiaries

Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the year ended December 31, 2012, dividends of $7 million were paid on preferred shares issued by BPO Properties, compared to $7 million in 2011.

Other Non-Controlling Interests

Other non-controlling interests consists of earnings attributable to interests not owned by us in BOX, BFP, Prime, Brookfield Heritage Partners LLC, 1801 California Street and the U.S. Office Fund.

Non-controlling interests in subsidiary earnings was $181 million for the year ended December 31, 2012, as compared with $206 million in 2011.

The following table outlines the dividends and earnings paid or attributable to other shareholders of our subsidiaries:

(Millions)	Type	2012	2011
BOX	Participating interests	$95	$67
BFP	Participating interests	2	4
Prime	Participating interests	4	7
Brookfield Heritage Partners LLC	Participating interests	18	19
1801 California Street	Participating interests	(4)	1
U.S. Office Fund	Participating interests	66	108
Total other non-controlling interests		$181	$206

46

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS AND TOTAL RETURN

(Millions)	2012	2011
Net income attributable to shareholders	$1,287	$1,690
Add (deduct) non-cash and certain non-recurring items:
Fair value gains, net	(1,004)	(957)
Fair value adjustments in net earnings from equity accounted investments	(22)	(389)
Gains, net	―	(150)
Non-controlling interests in above items	118	151
Income taxes	264	314
Discontinued operations(1)	7	(15)
Cash payments under interest rate swap contracts	―	(4)
Funds from operations	$650	$640
(1)	Represents depreciation, fair value gains and income taxes related to discontinued operations

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

(Millions, except per share information)	2012	2011
Funds from operations	$650	$640
Preferred share dividends	(70)	(58)
	$580	$582
Funds from operations per share – diluted	$1.03	$1.00
Funds from operations per share – diluted (adjusted)(1)	$1.14	$1.14
(1)	The calculation of funds from operations per diluted share (adjusted) includes potential common shares at December 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 14

Total return represents the amount by which we increase the value of our common equity and is calculated as follows:

(Millions, except per share information)	2012	2011
Funds from operations	$650	$640
Fair value gains, net of non-controlling interests	910	1,198
Preferred share dividends	(70)	(58)
Total return	$1,490	$1,780
Total return per share – diluted	$2.64	$3.07
Total return per share – diluted (adjusted)(1)	$2.93	$3.50
(1)	The calculation of total return per diluted share (adjusted) includes potential common shares at December 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 14
47

SEGMENTED INFORMATION

Brookfield Office Properties and our subsidiaries operate in the United States, Canada, Australia and the United Kingdom within the commercial property business. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver, Seattle and Minneapolis in the United States; Toronto, Calgary, Ottawa and Vancouver in Canada; Sydney, Melbourne and Perth in Australia; and London in the United Kingdom. For the year ended December 31, 2012, approximately 62% of our commercial property revenue is derived from the United States (2011 – 57%) and at December 31, 2012, approximately 61% of our assets are invested in the United States (2011 – 61%).

In the third quarter of 2012, we acquired a portfolio of investment properties in the United Kingdom and established a platform to manage our investment in that market. This investment was previously managed out of the platform in the United States. We have presented segment information for the United Kingdom segment beginning in the third quarter of 2012 and have revised our segment presentation for the comparative year consistent with our current segment composition as required by IFRS 8, “Operating Segments.”

We disclose information about our reportable segments based upon the measures used by management in assessing the performance of those reportable segments. We use commercial property net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing real estate, as a measure of segment profit or loss. The following summary presents segmented financial information for our principal areas of business:

United States			Canada(1)		Australia		United Kingdom		Total
(Millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Commercial property revenue	$1,356	$954	$563	$525	$269	$198	$7	$—	$2,195	$1,677
Direct commercial property expense	(550)	(400)	(237)	(218)	(58)	(45)	(5)	—	(850)	(663)
Commercial property net operating income	806	554	326	307	211	153	2	—	1,345	1,014
Interest and other income	11	75	33	34	45	20	(2)	1	87	130
Interest expense(2)	(414)	(326)	(155)	(137)	(105)	(77)	(1)	—	(675)	(540)
Administrative expense(3)	(84)	(72)	(65)	(65)	(14)	(11)	(5)	(1)	(168)	(149)
Other	—	(10)	1	3	(1)	2	—	—	—	(5)
Funds from operations of equity accounted investments	79	169	7	18	16	21	3	3	105	211
Funds from discontinued operations	19	21	—	13	—	—	—	—	19	34
Non-controlling interests in funds from operations	(37)	(33)	(24)	(22)	(2)	—	—	—	(63)	(55)
Funds from operations	380	378	123	151	150	108	(3)	3	650	640
Fair value gains	473	611	387	222	154	130	(10)	(6)	1,004	957
Fair value gains (losses) of equity accounted investments	32	414	—	(10)	(8)	(1)	—	(15)	24	388
Other(4)	5	161	(1)	(2)	(2)	(4)	(4)	—	(2)	155
Income taxes	(56)	(150)	(128)	(99)	(80)	(66)	—	1	(264)	(314)
Funds from discontinued operations	(19)	(21)	—	(13)	—	—	—	—	(19)	(34)
Non-controlling interests in funds from operations	37	33	24	22	2	—	—	—	63	55
Income from continuing operations	852	1,426	405	271	216	167	(17)	(17)	1,456	1,847
Income (loss) from discontinued operations	12	36	—	13	—	—	—	—	12	49
Net income	864	1,462	405	284	216	167	(17)	(17)	1,468	1,896
Net income attributable to non-controlling interests	81	131	96	67	4	8	—	—	181	206
Net income attributable to shareholders	$783	$1,331	$309	$217	$212	$159	$(17)	$(17)	$1,287	$1,690

(1)	Includes $13 million of funds from discontinued operations and $13 million of income from discontinued operations attributable to the residential development segment, a separate line of business disposed of on March 31, 2011, for the year ended December 31, 2011
(2)	Includes allocation of interest expense on corporate debt and capital securities of $18 million to United States and $60 million to Canada for year ended December 31, 2012 (2011 - $17 million to United States and $52 million to Canada)
(3)	Includes allocation of corporate-level administrative expenses of $18 million to United States and $8 million to Canada for the year ended December 31, 2012 (2011 - $12 million to United States and $9 million to Canada)
(4)	Includes $150 million gain in U.S. commercial operations recognized in connection with the exercise of the U.S. Office Fund option in the year ended December 31, 2011
48

	United States		Canada		Australia		United Kingdom		Total
(Millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31. 2012	Dec. 31, 2011	Dec. 31. 2012	Dec. 31, 2011	Dec. 31. 2012	Dec. 31, 2011	Dec. 31. 2012	Dec. 31, 2011
Non-current assets(1)	$16,006	$14,588	$5,401	$5,185	$4,420	$3,889	$524	$81	$26,351	$23,743
Other assets	528	1,061	112	154	104	184	384	2	1,128	1,401
Total assets	$16,534	$15,649	$5,513	$5,339	$4,524	$4,073	$908	$83	$27,479	$25,144
Total liabilities	$8,417	$8,186	$3,753	$3,291	$2,009	$1,986	$336	$2	$14,515	$13,465
Investment in commercial properties	$316	$5,967	$—	$175	$—	$269	$425	$—	$741	$6,411
Investment in development properties	—	50	91	—	—	—	274	19	365	69
Investment in equity accounted investments	—	20	—	—	140	—	152	37	292	57
Capital expenditures-commercial properties	203	114	51	52	(13)	7	—	—	241	173
Capital expenditures-development properties	58	24	46	19	149	269	5	—	258	312

(1)	At December 31, 2012, non-current assets includes equity accounted investments in the United states, Canada, Australia and the United Kingdom segments of $1,486 million, $16 million, $1,034 million and $26 million, respectively (December 31, 2011 - $1,467 million, $13 million, $714 million, and $62 million, respectively)

(Millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total commercial property net operating income(1)	$926	$830	$333	$329	$289	$231	$2	$1	$1,550	$1,391

(1)	Includes commercial property net operating income of equity accounted investments of $120 million, $7 million, $78 million and nil in the United States, Canada, Australia and the United Kingdom commercial operations, respectively, for the year ended December 31, 2012 (2011 - $276 million, $22 million, $78 million and $1 million, respectively)

QUARTERLY RESULTS

The 2012 and 2011 results in accordance with IFRS by quarter are as follows:

	2012				2011
(Millions, except per share information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Commercial property revenue	$579	$559	$549	$508	$510	$461	$353	$353
Net income from continuing operations attributable to shareholders	333	371	224	347	342	423	596	208
Net income attributable to shareholders	342	376	217	352	338	415	631	306

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.62	$0.70	$0.41	$0.66	$0.65	$0.81	$1.16	$0.53
Discontinued operations	0.02	0.01	(0.01)	0.01	(0.01)	(0.01)	0.07	0.05
	$0.64	$0.71	$0.40	$0.67	$0.64	$0.80	$1.23	$0.58

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.58	$0.65	$0.39	$0.61	$0.59	$0.73	$1.05	$0.49
Discontinued operations	0.01	0.01	(0.01)	0.01	(0.01)	(0.01)	0.06	0.05
	$0.59	$0.66	$0.38	$0.62	$0.58	$0.72	$1.11	$0.54

Commercial property revenue varies quarter to quarter due to acquisitions and dispositions of investment properties as well as new leases and renewals at market rents. In addition to the variations in commercial property revenue, net income attributable to shareholders varies largely due to fair value gains and losses in each given period.

In the fourth quarter of 2012, commercial property revenue increased as a result of the acquisition of 99 Bishopsgate in London, at the end of the third quarter of 2012 as well as new leases and renewals at market rents. Net income from continuing operations attributable to shareholders decreased in the fourth quarter of 2012, when compared with the third quarter, due to lower fair value gains on commercial properties.

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PART III – RISKS AND UNCERTAINTIES

Brookfield Office Properties’ financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cashflow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS

Commercial Properties

Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively.

As outlined under “Capital Resources and Liquidity,” beginning on page 37 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy of staggering the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At December 31, 2012, we had a floating rate bank credit facility of $695 million which matures in March 2014. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$200 million, the terms of which extend to June 2014. At December 31, 2012, the balances drawn on these facilities were $68 million. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. However, we have historically been successful in negotiating extension options. Approximately 29% of our outstanding commercial property debt at December 31, 2012, is floating rate debt (December 31, 2011 – 27%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $34 million or $0.06 per diluted weighted average share outstanding on an annualized basis. Taking into account our preferred shares issued by a subsidiary, a 100 basis point increase in rates would increase income attributable to non-controlling interests by an additional $4 million on an annualized basis. We have exposure to interest rates within our equity accounted investments. In addition, we have exposure to interest rates on fixed rate debt that is maturing in the near term, which we define as 3 years. This exposure totals $1,838 million based on the amount of debt at maturity. As discussed in the Derivative Financial Instruments section beginning on page 54, we have mitigated, to some extent, the exposure to interest rate fluctuations on variable rate debt and near term maturities of fixed rate debt through interest rate derivative contracts.

We currently have a level of indebtedness of 48% of fair value of our commercial properties (December 31, 2011 – 50%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

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CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.5% of our tenant base and currently, no one tenant comprises more than this.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 16 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2013	2014	2015	2016	2017	2018	Beyond	Year of Expiry(3)	Total	%(2)
1	Government & Government Agencies	All Markets	AA+/AAA	1,355	1,344	223	273			2,084	Various	5,279	8.5%
2	Bank of America/Merrill Lynch(4)	NY/Toronto/Denver/LA	A/A-	3,179		21			41	1,707		4,948	8.0%
3	CIBC World Markets(5)	NY/Toronto/Calgary	A+				7			1,429	2033	1,436	2.3%
4	Suncor Energy	Calgary	BBB+							1,356	2025	1,356	2.2%
5	RBC	Van./Tor./Cal./NY/LA/Minn.	AA-	71		12	16	143		1,028	2024	1,270	2.1%
6	Morgan Stanley	NY/Los Angeles/Denver	A-	23	18	31				1,147	2030	1,219	2.0%
7	Bank of Montreal	Calgary/Toronto	A+	51			17			1,101	2023	1,169	1.9%
8	PricewaterhouseCoopers	Sydney/Houston/Calgary/LA	Not Rated			568				230	2025	798	1.3%
9	Imperial Oil	Calgary	AAA				717					717	1.2%
10	Encana	Calgary/Denver	BBB			241				467	2019	708	1.1%
11	KPMG	Sydney/Toronto	Not Rated				298			371	2024	669	1.1%
12	BHP Billiton	Perth	A+							661	2027	661	1.1%
13	Devon Energy	Houston	BBB+	18						623	2020	641	1.0%
14	Macquarie Group	Sydney/Houston/Tor./Van.	BBB		62		8	56		497	2022	623	1.0%
15	Wells Fargo	New York	AA-	3	66	468				77	2019	614	1.0%
16	Société Générale	New York/Houston	A							605	2032	605	1.0%
17	Commonwealth Bank	Sydney	AA-							551	2021	551	0.9%
18	Cadwalader, Wickersham & Taft LLP	New York	Not Rated							549	2024	549	0.9%
19	Talisman Energy	Calgary	BBB							527	2025	527	0.9%
20	Continental Airlines	Houston	B		117	170			223			510	0.8%
	Total			4,700	1,607	1,734	1,336	199	264	15,010		24,850	40.3%
	Total %			18.9%	6.5%	7.0%	5.4%	0.8%	1.1%	60.3%		100.0%
(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Prior to considering partnership interests in partially-owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)	Bank of America/Merrill Lynch leases 4.6 million square feet at Brookfield Place in New York, of which they occupy 2.7 million square feet with the balance being subleased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 250 Vesey Street and 0.8 million square feet is in 225 Liberty Street
(5)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

51

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; on average only 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 16 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2012, including our equity accounted investments:

(000's Sq. Ft.)	Currently Available	2013	2014	2015	2016	2017	2018	2019	2020 & Beyond	Total
Midtown, New York	535	398	79	411	329	54	272	803	3,395	6,276
Downtown, New York	745	3,442	347	846	438	648	9	3	6,150	12,628
Boston	203	―	13	9	5	16	254	23	273	796
Washington, D.C.	637	498	1,521	396	304	216	968	291	1,875	6,706
Los Angeles	540	195	325	272	418	286	669	326	1,499	4,530
Houston	953	273	334	704	265	675	379	339	3,193	7,115
Denver	883	135	140	113	178	217	90	514	375	2,645
Seattle	72	28	36	87	99	167	80	―	130	699
Minneapolis	81	180	112	122	105	25	11	87	329	1,052
Toronto	484	405	249	508	793	553	431	596	4,740	8,759
Calgary	21	37	52	397	756	65	225	89	3,997	5,639
Ottawa	4	1,154	9	546	4	8	―	―	20	1,745
Sydney	61	115	102	592	818	120	703	73	1,502	4,086
Melbourne	31	32	86	153	106	153	30	512	969	2,072
Perth	4	―	272	9	12	88	14	219	917	1,535
London	133	4	1	5	59	―	―	1	146	349
Other	14	101	11	35	77	19	23	37	275	592
Total	5,401	6,997	3,689	5,205	4,766	3,310	4,158	3,913	29,785	67,224

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using such real estate as collateral and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties, nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulators could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed or new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average remaining term of seven years.

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INSURANCE RISKS

United States

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California and Seattle locations and $100,000 for all other locations. The weather catastrophe limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations located in traditional windstorm-exposed areas. All other locations are subject to a $50,000 deductible. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. In New York State, the Commonwealth of Massachusetts and the District of Columbia, the weather catastrophe deductible is $50,000 with the exception of one insurer that has a deductible of $875,000. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001, and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $4.0 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2013, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of C$1.5 billion.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1.2 billion.

Australia

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1.25 billion per occurrence. Our earthquake limit is A$727 million per occurrence and in the aggregate. The weather catastrophe limit is A$727 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$727 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

United Kingdom

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage up to the replacement cost value of the asset. Flood, earthquake, wind and terrorism coverage is included in the coverage provided all subject to a £250 deductible.

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FOREIGN EXCHANGE FLUCTUATIONS

Approximately 39% of our assets and 38% of our revenues originate in Canada, Australia and U.K. and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. As discussed under Derivative Financial Instruments our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged.

At December 31, 2012, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At December 31, 2012, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. At December 31, 2012, based on our net British pound funds from operations, a $0.01 appreciation in the British pound relative to the U.S. dollar would not result in a material increase in our funds from operations on an annual basis.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2012 and/or 2011, we used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit Plans.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest Rate Hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at December 31, 2012, and December 31, 2011:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Dec. 31, 2012	Interest rate caps of US$ LIBOR debt	$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$929	0.6% to 1.5%	Jul 2013 to Jun 2016	($13)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	(£2)
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,045	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$66)
	Interest rate swaps on forecasted fixed rate debt	$1,075	2.1% to 4.7%	Jun 2023 to May 2025	($143)
	Interest rate swaps on forecasted fixed rate debt	C$300	2.6% to 3.4%	Nov 2023 to Dec 2024	(C$7)
Dec. 31, 2011	Interest rate caps of US$ LIBOR debt	$918	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$957	0.8% to 5.7%	Sept 2012 to May 2014	($14)
	Interest rate swaps of A$ BBSW/BBSY debt	A$931	4.8% to 5.9%	Jan 2012 to Jul 2016	(A$43)
	Interest rate swaps on forecasted fixed rate debt	$1,015	2.6% to 4.7%	Feb 2022 to Nov 2024	($140)
	Interest rate swaps on forecasted fixed rate debt	A$357	5.2%	Jan 2014	(A$10)
	Interest rate swaps on forecasted fixed rate debt	C$225	3.4% to 3.6%	Apr to Nov 2023	(C$17)

We enter into interest rate caps to limit debt service costs on certain LIBOR-based debt as required by the lender. We enter into interest rate swaps to fix the interest rate on certain floating rate debt to limit exposure to fluctuations in floating interest rates. We enter into swaps, from time to time, on forecasted fixed rate debt to lock in interest rates on future refinancings and protect against higher debt service costs in a rising interest rate environment.

For the years ended December 31, 2012 and 2011, the amount of hedge ineffectiveness recorded in earnings in connection with our interest rate hedging activities was not significant. In the current year, we settled interest rate hedges that hedged a notional of $525 million for a net loss of $43 million which is being amortized over the term of the associated hedged cash flows.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable swap curves derived from market interest rates.

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Foreign Currency Hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at December 31, 2012, and December 31, 2011:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Dec. 31, 2012	Foreign currency forward	British pounds	£45	£0.62/US$	nil	Mar 2013	GBP denominated net investment
Dec. 31, 2011	Foreign currency forward	Australian dollar	A$135	A$0.98/US$	($4)	Jan 2012	A$ denominated net investment
	Foreign currency forward	British pounds	£45	£0.64/US$	nil	Mar 2012	GBP denominated net investment

In addition, as of December 31, 2012, we have designated C$1,100 million (December 31, 2011 – C$903 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the years ended December 31, 2012 and 2011 the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table provides details of other derivatives outstanding as at December 31, 2012, and December 31, 2011:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Dec. 31, 2012	Total return swap(1)	$1	($1)	Administrative expense
Dec. 31, 2011	Total return swap(1)	$2	($2)	Administrative expense
(1)	Relates to the total return swap on our shares in connection with our Deferred Share Unit Plans

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

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PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICY

We adopted amendments to IAS 12, “Income Taxes” (“IAS 12”), effective January 1, 2012. These amendments are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property”. The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. We have determined that based on our business model, the rebuttable presumption introduced by the amendments to IAS 12 has been overcome and have continued to measure deferred taxes on the basis that the carrying amount of investment properties will be recovered through use except where there is a specific plan to sell a property in the foreseeable future. Therefore, the amendments to IAS 12 did not have an impact on the measurement of our deferred tax liabilities.

FUTURE ACCOUNTING POLICY CHANGES

Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures.” Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” establishes principles for the preparation of consolidated financial statements when a reporting entity controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

Joint Arrangements

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces the existing IAS 31, “Interests in Joint Ventures.” IFRS 11 requires that entities consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the entity to disclose information that enables users of financial statements to evaluate (i) the nature of, and risks associated with, the reporting entity’s interests in other entities and (ii) the effects of those interests on the entity’s financial position, financial performance and cashflows.

Fair Value Measurement

IFRS 13, “Fair Value Measurement” replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

Financial Statement Presentation

The IASB issued amendments to IAS 1, “Presentation of Financial Statements” which requires items within OCI that will be reclassified to profit and loss to be grouped separately from those that will not.

Each of the above are effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 which is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted for each standard. We anticipate adopting each of the above in the first quarter of the year for which the standard is applicable and are currently evaluating the impact of each to our financial statements.

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CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and which require the most subjective judgment and estimates on the part of management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cashflows.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Australian Portfolio

We acquired, through participating loan notes, an economic interest in the results of operations and changes in fair values of the properties in the Australian portfolio. We have the ability to convert these participating loan notes, at any time, into direct ownership interests in either the properties in the Australian portfolio or the property subsidiaries. Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted and, accordingly, we have consolidated the assets, liabilities and results of operations of the property subsidiaries. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables.

As a result of this arrangement, we hold an 80.5% controlling interest in Prime, an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and have recognized the non-controlling interest in the net assets of Prime in equity.

Business Combinations

We account for the acquisition of businesses using the acquisition method. We measure the cost of an acquisition at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets; the excess is recorded as goodwill.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the company’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

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Tax

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax relating to items recognized directly in equity are also recognized directly in equity.

In accordance with IFRS, we use the liability method of accounting for deferred income taxes and provide for deferred income taxes for all significant differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes related to temporary differences arising in our REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

We measure deferred income taxes associated with our investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Revenue Recognition

We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. Where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, we exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

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USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Year ended Dec. 31,
(Millions)	2012	2011
Transactions with related parties
Lease revenue(1)	$10	$6
Interest and other income	72	91
Interest expense on commercial property debt	25	40
Other expense(2)	51	50
	Dec. 31, 2012	Dec. 31, 2011
Balances outstanding to (from) related parties
Participating loan interests	$628	$439
BRPI promissory notes	―	470
Loans receivable designated as FVTPL	―	138
Other loans receivable	179	224
Commercial property debt	(229)	(432)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

During the year ended December 31, 2012, we entered into contracts to construct investment properties in London and Toronto with a subsidiary of BAM.

We hold a 90% interest in Brookfield Properties Management Pty Ltd. which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 10% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2020.

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PART v – bUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK

We entered 2012 on the heels of the debt crisis in Europe which had a stagnant effect on our U.S. markets throughout most of the year. It was also an election year in the U.S., which caused much hesitation in occupancy decisions being made. Now with the election over, we are seeing the positive effects of the pent-up leasing demand that has been building over the last 12 months. We start 2013 with more solid footing and expect to begin to see an uptick in activity this year in our core U.S. markets. We are also heavily invested in Canada and Australia, two countries which have upheld strong financial fundamentals and have not seen much economic adversity. As a result, we have maintained strong occupancies and healthy mark-to-market leasing in spite of the uncertainties impacting much of the rest of the globe. As an organization, we have a healthy respect for the cyclical nature of real estate and financial markets and we attempt to implement a strategy accordingly. We aim to position ourselves to perform well despite the direction of the general economy and have made an effort over recent years to diversify our tenant base and enter into new markets where we see strong and growing economies. In 2012, these efforts resulted in a more meaningful investment in the United Kingdom through the acquisition of a portfolio of operating assets and development sites in the city of London. In addition, a concerted effort to expand into technology based markets resulted in an acquisition in Seattle.

In 2012, we leased 6.8 million square feet globally. New leases accounted for 3.2 million square feet of the total, or about 46%. Of the remaining 54%, 2.0 million square feet represented in-year renewals with the remaining 1.6 million square feet renewals related to out-year expiries. These early renewals led to a reduction in our 3-year rollover exposure by 310 basis points. We ended 2012 with a portfolio occupancy of 92.0%. This occupancy level is lower than our historical average but is largely attributable to recent acquisitions of low-leased assets which we plan to reposition and lease-up at positive mark-to-market spreads. We have been active in recent years in recycling capital out of mature or non-core assets into opportunistic assets in our core markets or new target markets like Seattle and London, where we believe we can put our successful business strategies to work and achieve growth and positive results.

Our diverse tenant base remains strong and we have found our global platform has been beneficial in supporting tenant synergies around the world. Our major focus continues to be Brookfield Place New York (formerly the World Financial Center), where a significant expiry will take place in October of 2013. While the leasing activity related to this expiry was slower than we hoped in 2012, we’ve seen higher volume thus far in 2013 and have a substantial amount of space currently in serious discussions. Further, we have embarked on a rebranding campaign that represents not only the transformation of the complex, the changing demographics of Lower Manhattan and the companies and industries relocating to the area, but also to reaffirm our commitment to one of the most prominent and sought-after business addresses in New York City. Brookfield has branded similar real estate in other cities of the world as ‘Brookfield Place,’ including Toronto and Perth, as these properties also represent best-in-class districts for office space, dining, retail and the arts. We are excited about the prospects that this rebranding effort will have on Lower Manhattan.

On the development front, our retail and common area redevelopment at Brookfield Place New York is well underway, paving the way to an entirely new experience for tenants and visitors. Additionally, we successfully completed the development of Brookfield Place Perth in 2012 on time and within budget. This asset is fully leased and our success has helped to bring average in-place rents up in our overall Perth portfolio. We secured an anchor tenant at the second phase of our Bay Adelaide project in Toronto and construction of the East tower commenced in early 2013. Since then, we’ve signed another lease bringing the project to 60% pre-leased. In January of 2013, we broke ground on our 5-million-square-foot Manhattan West development site where we have commenced construction of the platform with financing in place. We expect development activities to be a focus for 2013 with the potential to commence additional projects in Perth, London and Calgary. With returns being depressed on acquisitions of existing marginal and aging assets, higher returns are possible through development. Of course, new developments will have to provide an appropriate risk-adjusted return, achieve pre-leasing targets and be financeable before we would be willing to proceed.

We ended 2012 with $27.5 billion of assets at a value per share of $19.80, which represents an 11% increase over the course of the year. Attributing to this increase was a number of opportunistic acquisitions made throughout the year where we feel we can add value through repositioning efforts and bring in considerable incremental funds from operations once stabilized. Additionally, our total return of $1.5 billion in 2012 is a testament to our ability to enhance the value of our common equity through growing funds from operations and the increase in value of our investment properties over the course of the year. Looking to the upcoming years, with a solid global platform consisting of a strong balance sheet offering financial flexibility, a well-leased portfolio with below-market net rents, a high-quality global tenant base, and a 17-million-square foot development pipeline, Brookfield Office Properties is well-positioned to deliver on its commitments to shareholders.

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2012 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to us by others within those entities.

60

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our company’s internal control over financial reporting that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management has also evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012, and based on that assessment concluded that our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 65 of this annual report.

Bryan K. Davis

Chief Financial Officer

March 1, 2013

61

DIVIDENDS

Dividends paid per share by Brookfield Office Properties during the year ended December 31, 2012 and in the past three fiscal years are as follows:

		Year ended	Year ended	Year ended	Year ended
	Currency	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Common shares	US$	$0.5600	$0.5600	$0.5600	$0.5600
Class A preferred shares	C$	0.0833	0.0833	0.0833	0.0833
Class AA Series E preferred shares	C$	0.5250	0.5250	0.4414	0.4480
Class AAA Series E preferred shares	C$	0.5250	0.5250	0.4536	0.4267
Class AAA Series F preferred shares	C$	1.5000	1.5000	1.5000	1.5000
Class AAA Series G preferred shares	US$	1.3125	1.3125	1.3125	1.3125
Class AAA Series H preferred shares	C$	1.4375	1.4375	1.4375	1.4375
Class AAA Series I preferred shares	C$	0.3250	1.3583	1.3000	1.3000
Class AAA Series J preferred shares	C$	1.2500	1.2500	1.2500	1.2500
Class AAA Series K preferred shares	C$	1.3000	1.3000	1.3000	1.3000
Class AAA Series L preferred shares	C$	1.6875	1.6875	1.6875	0.4531
Class AAA Series N preferred shares	C$	1.5375	1.5375	1.4480	―
Class AAA Series P preferred shares	C$	1.2875	1.2875	0.2504	―
Class AAA Series R preferred shares	C$	1.2750	0.4192	―	―
Class AAA Series T preferred shares	C$	0.3434	―	―	―
62

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the Board of Directors and Shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accounts is set out on the following page.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Dennis H. Friedrich	Bryan K. Davis
Chief Executive Officer	Chief Financial Officer
March 1, 2013

63

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Office Properties Inc.

We have audited the accompanying consolidated financial statements of Brookfield Office Properties Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of income, statements of comprehensive income, statements of changes in equity and statements of cashflow for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and December 31, 2011 and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

March 1, 2013

Toronto, Canada

64

Management’s Report on Internal Control over Financial Reporting

Management of Brookfield Office Properties Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Brookfield Office Properties Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2012, Brookfield Office Properties Inc.’s internal control over financial reporting is effective. There are no material weaknesses that have been identified by Management.

Brookfield Office Properties Inc.'s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited Brookfield Office Properties Inc.’s consolidated financial statements for the year ended December 31, 2012, and as stated in the Report of Independent Registered Chartered Accountants, Deloitte LLP, expressed an unqualified opinion on the effectiveness of Brookfield Office Properties Inc.'s internal control over financial reporting.

Dennis H. Friedrich	Bryan K. Davis
Chief Executive Officer	Chief Financial Officer
March 1, 2013

65

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Office Properties Inc.

We have audited the internal control over financial reporting of Brookfield Office Properties Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 1, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

March 1, 2013

Toronto, Canada

66

Consolidated Balance Sheets

(US Millions)	Note	Dec. 31, 2012	Dec. 31, 2011
Assets
Non-current assets
Investment properties
Commercial properties	5	$22,442	$19,258
Commercial developments	5	1,138	1,412
Equity accounted investments and participating loan interests
Investments in jointly controlled entities	6	1,778	1,804
Investments in associates	8	156	13
Participating loan interests	9	628	439
Other non-current financial assets	10	209	817
		26,351	23,743
Current assets
Receivables and other assets	11	525	473
Restricted cash and deposits	12	103	69
Cash and cash equivalents		362	434
		990	976
Assets held for sale	13	138	425
Total assets		$27,479	$25,144

Liabilities
Non-current liabilities
Commercial property debt	14	$9,716	$9,993
Capital securities	15	664	844
Other non-current financial liabilities	16	251	92
Deferred tax liabilities	18	732	547
		11,363	11,476
Current liabilities
Commercial property debt	14	1,732	642
Capital securities	15	202	150
Accounts payable and accrued liabilities	17	1,148	980
		3,082	1,772
Liabilities associated with assets held for sale	13	70	217
Total liabilities		14,515	13,465

Equity
Preferred equity	19	1,345	1,095
Common equity	19	10,086	9,080
Total shareholders’ equity		11,431	10,175
Non-controlling interests	19	1,533	1,504
Total equity		12,964	11,679
Total liabilities and equity		$27,479	$25,144

See accompanying notes to the consolidated financial statements

67

Consolidated Statements of Income

(US Millions, except per share information)	Note	2012	2011
Commercial property revenue	20	$2,195	$1,677
Direct commercial property expense	20	850	663

Interest and other income	20	87	130

Interest expense
Commercial property debt	20	625	483
Capital securities	20	50	57
Administrative expense	20	168	149
Income (loss) from continuing operations before gains (losses), fair value gains (losses), share of net earnings from equity accounted investments and income taxes		589	455
Gains (losses), net		―	150
Fair value gains (losses), net	21	1,004	957
Share of net earnings from equity accounted investments	22	127	599
Income (loss) from continuing operations before income taxes		1,720	2,161
Income taxes	18	264	314
Income (loss) from continuing operations		1,456	1,847
Income (loss) from discontinued operations	13	12	49
Net income (loss)		$1,468	$1,896

Net income (loss) attributable to
Shareholders		$1,287	$1,690
Non-controlling interests		181	206
		$1,468	$1,896
Net income (loss) per share attributable to common shareholders - basic
Continuing operations		$2.39	$3.15
Discontinued operations		0.03	0.09
		$2.42	$3.24
Net income (loss) per share attributable to common shareholders - diluted
Continuing operations		$2.23	$2.83
Discontinued operations		0.02	0.09
		$2.25	$2.92

See accompanying notes to the consolidated financial statements

68

Consolidated Statements of Comprehensive Income

(US Millions)	2012	2011
Net income	$1,468	$1,896
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	127	(65)
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the year ended December 31, 2012 of $1 million (2011 – $8 million)	(28)	(24)
Reclassification of net foreign exchange gains on disposition of residential development segment	―	(29)
	99	(118)
Derivatives designated as cash flow hedges
Losses on derivatives designated as cash flow hedges, net of income taxes for the year ended December 31, 2012 of $25 million (2011 – $52 million)	(38)	(204)
Reclassification of losses on derivatives designated as cash flow hedges, net of income taxes for the year ended December 31, 2012 of $3 million (2011 – $1 million)	7	2
Unrealized gains (losses) on equity securities designated as available-for-sale, net of income taxes for the year ended December 31, 2012 of nil	(2)	―
Revaluation surplus, net of income taxes for the year ended December 31, 2012 of nil	1	―
	(32)	(202)
Other comprehensive income (loss)	67	(320)
Comprehensive income (loss)	$1,535	$1,576

Comprehensive income (loss) attributable to
Shareholders
Net income	$1,287	$1,690
Other comprehensive income (loss)	51	(301)
	1,338	1,389
Non-controlling interests
Net income	181	206
Other comprehensive income (loss)	16	(19)
	$197	$187

See accompanying notes to the consolidated financial statements

69

Consolidated Statements of Changes in Equity

2012 (US Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Common Equity	Preferred Equity	Non-Controlling Interests	Total Equity
Balance at December 31, 2011	$ 3,330	$ 185	$ 5,540	$ 25	$ 9,080	$ 1,095	$1,504	$ 11,679
Changes in period
Net income	―	―	1,287	―	1,287	―	181	1,468
Other comprehensive income	―	―	―	51	51	―	16	67
Comprehensive income	―	―	1,287	51	1,338	―	197	1,535
Shareholder distributions
Common equity	―	―	(282)	―	(282)	―	―	(282)
Preferred equity	―	―	(70)	―	(70)	―	―	(70)
Non-controlling interests	―	―	―	―	―	―	(150)	(150)
Other items
Equity issuances	12	―	―	―	12	250	―	262
Equity redemptions	(3)	(3)	―	―	(6)	―	―	(6)
Dividend reinvestment	3	―	―	―	3	―	―	3
Share-based compensation	―	8	―	―	8	―	―	8
Ownership changes, net	―	3	―	―	3	―	(18)	(15)
Change in period	12	8	935	51	1,006	250	29	1,285
Balance at December 31, 2012	$ 3,342	$ 193	$ 6,475	$ 76	$ 10,086	$ 1,345	$ 1,533	$ 12,964

2011 (US Millions)	Common Shares	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Common Equity	Preferred Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2010	$ 3,316	$ 101	$ 4,216	$ 326	$ 7,959	$ 848	$ 1,263	$ 10,070
Changes in period
Net income	―	―	1,690	―	1,690	―	206	1,896
Other comprehensive income	―	―	―	(301)	(301)	―	(19)	(320)
Comprehensive income	―	―	1,690	(301)	1,389	―	187	1,576
Shareholder distributions
Common equity	―	―	(280)	―	(280)	―	―	(280)
Preferred equity	―	―	(58)	―	(58)	―	―	(58)
Non-controlling interests	―	―	―	―	―	―	(25)	(25)
Other items
Equity issuances	15	―	―	―	15	247	―	262
Equity redemptions	(6)	(8)	―	―	(14)	―	―	(14)
Dividend reinvestment	5	―	―	―	5	―	―	5
Share-based compensation	―	7	―	―	7	―	―	7
Ownership changes, net	―	94	(3)	―	91	―	79	170
Disposition of residential development segment	―	(9)	(25)	―	(34)	―	―	(34)
Change in period	14	84	1,324	(301)	1,121	247	241	1,609
Balance at December 31, 2011	$ 3,330	$ 185	$ 5,540	$ 25	$ 9,080	$ 1,095	$ 1,504	$ 11,679

See accompanying notes to the consolidated financial statements

70

 Consolidated Statements of Cashflow

(US Millions)	Note	2012	2011
Operating activities
Net income		$1,468	$1,896
Share of undistributed net earnings from equity accounted investments		(74)	(543)
Fair value gains (losses), net		(997)	(980)
Deferred income tax expense	18	216	224
Gains (losses), net		―	(150)
Accretion of discount on loan receivable		―	(39)
Depreciation		15	10
Accretion of debt discount and transaction costs		24	26
Share-based compensation expense	23	11	7
Initial direct leasing costs		(56)	(37)
Working capital and other		(225)	(25)
		382	389
Financing activities
Commercial property debt arranged		1,823	1,913
Commercial property debt repaid		(1,385)	(2,223)
Corporate credit facilities arranged		935	1,022
Corporate credit facilities repaid		(918)	(664)
Capital securities redeemed		(153)	(25)
Non-controlling interests issued		―	210
Non-controlling interests repurchased		―	(72)
Land development debt arranged		―	1
Land development debt repaid		―	(10)
Distributions to non-controlling interests		(60)	(25)
Proceeds from equity instalment receivable		―	121
Preferred shares issued		247	247
Preferred share dividends	19	(70)	(58)
Common shares issued		12	15
Common shares repurchased		(3)	(14)
Common share dividends	19	(282)	(280)
		146	158
Investing activities
Acquisitions of real estate		(855)	(663)
Disposition of real estate		402	544
Other real estate investments		(151)	―
Disposition of residential segment		―	182
Investment in Australia portfolio		―	(66)
Investment in real estate joint ventures		(54)	(43)
Cash acquired in business combination		1	38
Foreign currency hedges of net investments		(5)	(97)
Interest rate hedges on commercial property debt		(36)	(16)
Loans receivable repaid		―	145
Loans receivable from affiliate arranged		(75)	(391)
Loans receivable from affiliate repaid		689	572
Restricted cash and deposits		(34)	17
Capital expenditures – development and redevelopment		(221)	(371)
Capital expenditures – commercial properties		(261)	(106)
		(600)	(255)
(Decrease) increase in cash resources		(72)	292
Cash and cash equivalents, beginning of period		434	142
Cash and cash equivalents, end of period		$362	$434

See accompanying notes to the consolidated financial statements

71

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY

Brookfield Office Properties Inc. (“Brookfield Office Properties” or “the company”) is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America, Australia and the United Kingdom. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”), which owns approximately 51% of the company’s voting shares. The company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BPO. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices in Toronto, New York, Sydney and London.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Policies not effective for the current accounting period are described in Note 4, Future Accounting Policy Changes.

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity and results of the company’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c)	Investments in joint ventures and associates
(i)	Interests in joint ventures

A joint venture is a contractual arrangement pursuant to which the company and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The company reports its interests in jointly controlled entities using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheets at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the joint ventures, less any identified impairment loss. When the company’s share of losses of a joint venture equals or exceeds its interest in that joint venture, the company discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the company undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity, the company’s proportionate share of joint venture assets, liabilities, revenues and expenses are recognized in the consolidated financial statements and classified according to their nature.

Where the company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the company’s interest in the joint venture. Balances outstanding between the company and jointly controlled entities in which it has an interest are not eliminated in the consolidated balance sheets.

(ii)	Investments in associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor a joint venture.

The results of operations and assets and liabilities of associates are incorporated in the company’s consolidated financial statements using the equity method of accounting which is described in Note 2(c)(i), Interests in joint ventures, above.

(d)	Investment properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

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The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings specific to other developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The company considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the company has pre-leased space as of or prior to the start of the development and the lease requires the company to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the company in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

(e)	Assets held for sale and discontinued operations

Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed at a reasonable price; the sale is anticipated to be completed within one year from the date of classification, and; it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition, and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups that are not investment properties are carried at the lesser of carrying amount and fair value less costs to sell. Investment properties that are held for sale are carried at fair value determined in accordance with IAS 40, “Investment Property” (“IAS 40”).

Where a component of an entity has been disposed of, or is classified as held for sale, and it represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, the related results of operations and gain or loss on reclassification or disposition are presented in discontinued operations.

(f)	Taxation

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and carry forward of unused tax credits and losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

(g)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

(h)	Foreign currencies

The financial statements are presented in U.S. dollars, which is the functional currency of the company and the presentation currency for the consolidated financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period, unless significant transactions occur during the period, in which case the exchange rates at the dates of the transactions are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”). Cumulative foreign currency translation gains are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

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Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement in interest and other income, except for those related to monetary liabilities qualifying as hedges of the company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income.

(i)	Share-based compensation

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions is determined as the fair value of the awards on the grant date using a fair value model. The cost of the stock-options is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. The cost of cash-settled share-based transactions is measured as the fair value at the grant date, and expensed over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in income.

(j)	Revenue recognition
(i)	Commercial operations

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(ii)	Recurring fee income

The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes management fees as earned. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

(iii)	Lease termination income

The company recognizes lease termination when the amount of the termination fee can be reliably determined, it is probable the fee will be received and the costs associated with the termination can be measured reliability.

(iv)	Interest and other income

Interest and other income includes interest earned on bank deposits, loans, notes and mortgages receivables as well as miscellaneous income, not part of ordinary property operations. The company recognizes interest and other income as earned.

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(k)	Financial instruments and derivatives

The following summarizes the company’s classification and measurement of financial assets and liabilities:

	Classification	Measurement(1)
Financial assets
Participating loan notes	Loans and receivables	Amortized cost(2)
Non-current financial assets
Equity securities designated as available-for-sale (“AFS”)	AFS	Fair value
Brookfield Residential Properties Inc. (“BRPI”) promissory notes(3)	Loans and receivables	Amortized cost
Loans receivable designated as fair value through profit and loss (“FVTPL”)(3)	FVTPL	Fair value
Other loans receivable	Loans and receivables	Amortized cost
Receivables and other assets
Accounts receivable	Loans and receivables	Amortized cost
Loan receivable from affiliate	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Commercial property debt	Other liabilities	Amortized cost(2)
Capital securities	Other liabilities	Amortized cost
Other non-current financial liabilities
Loan payable	Other liabilities	Amortized cost
Note payable	Other liabilities	Amortized cost
Other loans payable	Other liabilities	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
(1)	Fair value gains and losses on AFS financial assets are recognized in OCI and reclassified to net income upon sale or impairment. Fair value gains and losses on financial instruments designated as FVTPL are recognized in fair value gains (losses), net
(2)	Except for derivatives embedded in the related financial instruments that are classified as FVTPL
(3)	Non-current financial asset was repaid during the year ended December 31, 2012

Certain of the company’s Class AAA preferred shares are presented as financial liabilities within capital securities on the basis that they may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s common shares.

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the U.S. dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments, including embedded derivatives, which are not designated as hedges for accounting purposes, are recognized in fair value gains (losses), net or administrative expense consistent with the underlying nature and purpose of the derivative instrument.

(l)	Business combinations

The acquisition of businesses is accounted for using the acquisition method. The cost of an acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” (“IFRS 3”) are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets; the excess is recorded as goodwill.

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Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the company’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

(m)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(n)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the company’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Investment in Brookfield Office Properties Australia

The company has an economic interest in a portfolio of properties in Australia owned by BAM in the form of participating loan agreements that provide the company with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio. These participating loan interests are convertible by the company at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). The critical judgments made in the accounting for this investment relate to the company’s determination that the economic interests held by the company in certain entities within the Australian portfolio represent controlling interests in those entities, the determination of unit of account where related financial instruments have been entered into in contemplation of each other, the identification of the terms of embedded derivatives within the company’s participating loan interests, the recognition of certain amounts paid to the company’s parent as financial assets or equity transactions, and the measurement of assets and liabilities recognized as a result of transactions with entities under common control.

As a result of these judgments, the company has accounted for its interests in certain property subsidiaries as a controlling interest in a subsidiary of an equity accounted interest in a jointly controlled entity. Interests in other properties and subsidiaries are accounted for as participating loan notes that give rise to interest income reflecting the results of operations of the underlying property and gain or losses on an embedded derivative that corresponds to the property’s change in fair value. Refer to Note 9, Participating Loan Interests.

(ii)	Income taxes

The company applies judgment in determining the tax rate applicable to its Real Estate Investment Trust (“REIT”) subsidiaries and identifying the temporary differences related to such subsidiaries with respect to which deferred income taxes are recognized. Deferred taxes related to temporary differences arising in the company’s REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and the company intends that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

The company also makes judgments with respect to the taxation of gains inherent in its investments in foreign subsidiaries and joint ventures. While the company believes that the recovery of its original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

(iii)	Leases

The company’s policy for revenue recognition on commercial properties is described in Note 2(j)(i), Commercial operations. In applying this policy, the company makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the company must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The company also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the company is lessor, are operating or finance leases. The company has determined that all of its leases are operating leases.

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(iv)	Investment property

The company’s accounting policies relating to investment property are described in Note 2(d), Investment properties. In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

(v)	Financial instruments

The company’s accounting policies relating to financial instruments are described in Note 2(k), Financial instruments and derivatives. The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) to designate financial instruments as FVTPL, assessment of the effectiveness of hedging relationships, including evaluation of whether anticipated transactions are highly probable of occurring, determining whether the company has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

(vi)	Assets held for sale and discontinued operations

The company’s accounting policies relating to assets held for sale are described in Note 2(e), Asset held for sale and discontinued operations. In applying this policy, judgment is applied in determining whether sale of certain assets is highly probably, which is a necessary condition for being presented within assets held for sale. Also, judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded in discontinued operations on the consolidated statements of income.

(vii)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the company is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(viii)	Business combinations

The company’s accounting policies relating to business combinations are described in Note 2(l), Business combinations. In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(o)	Critical accounting estimates and assumptions

The company makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment property

The critical estimates and assumptions underlying the valuation of commercial properties and commercial developments are set out in Note 5, Investment Properties.

(ii)	Financial instruments

The company has certain financial assets and liabilities with embedded participation features related to the values of investment properties. The fair values of these features are based on the fair values of the related investment properties and are subject to the estimates and assumption associated with investment properties discussed in Note 5, Investment Properties.

The company holds other financial instruments that represent equity interests in commercial properties that are measured at fair value as AFS financial assets. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

(iii)	Assets held for sale and discontinued operations

The company makes estimates and assumptions about the fair value and selling costs of non-current assets held for sale and disposal groups in determining their carrying amounts.

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NOTE 3: Adoption of Accounting Standard

The company adopted amendments to IAS 12, “Income Taxes” (“IAS 12”), effective January 1, 2012. These amendments are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property.” The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The company has determined that based on its business model, the rebuttable presumption introduced by the amendments to IAS 12 has been overcome and has continued to measure deferred taxes on the basis that the carrying amount of investment properties will be recovered through use except where there is a specific plan to sell a property in the foreseeable future. Therefore, the amendments to IAS 12 did not have an impact on the measurement of the company’s deferred tax liabilities.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

The following are the accounting policies that the company expects to adopt in the future:

(a)	Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures.” Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

(b)	Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” establishes principles for the preparation of consolidated financial statements when a reporting entity controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

(c)	Joint Arrangements

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces the existing IAS 31, “Interests in Joint Ventures” (“IAS 31”). IFRS 11 requires that entities consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for by recording the company’s share of assets, liabilities, revenues and expenses.

(d)	Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the entity to disclose information that enables users of financial statements to evaluate (i) the nature of, and risks associated with, the reporting entity’s interests in other entities and (ii) the effects of those interests on the entity’s financial position, financial performance and cashflows.

(e)	Fair Value Measurement

IFRS 13, “Fair Value Measurement” replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

(f)	Financial Statement Presentation

The IASB issued amendments to IAS 1, “Presentation of Financial Statements” which requires items within OCI that will be reclassified to profit and loss to be grouped separately from those that will not.

Each of the above are effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 which is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted for each standard. The company anticipates adopting each of the above in the first quarter of the year for which the standard is applicable and is currently evaluating the impact of each to its financial statements.

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NOTE 5: INVESTMENT PROPERTIES

	Dec. 31, 2012		Dec. 31, 2011
	Commercial	Commercial	Commercial	Commercial
(Millions)	properties	developments	properties	developments
Balance, beginning of period	$19,258	$1,412	$12,742	$1,050
Additions
Property acquisitions and investments	741	365	6,411	69
Capital expenditures	241	258	173	312
Initial direct leasing costs	56	—	37	—
Dispositions and reclassification to assets held for sale	(44)	—	(1,067)	—
Reclassification from commercial developments to commercial properties	989	(989)	—	—
Fair value gains (losses)	897	82	1,012	(16)
Foreign currency translation	205	8	(104)	(3)
Other changes	99	2	54	—
Balance, end of period	$22,442	$1,138	$19,258	$1,412

During the fourth quarter of 2012, the company acquired an additional 37.5% interest in The 100 Bishopsgate Partnership for £47 million, bringing its ownership in the entity that owns 100 Bishopsgate, a commercial development in London, to 87.5%. As a result, the company has consolidated The 100 Bishopsgate Partnership and recognized a $279 million addition to commercial developments. Prior to the acquisition date, The 100 Bishopsgate Partnership was accounted for within investments in jointly controlled entities under the equity method of accounting.

During the third quarter of 2012, the company acquired two commercial properties, 99 Bishopsgate and Shoreditch, in London for £263 million. In addition, the company has committed to acquire two additional commercial properties for an aggregate purchase price of £123 million in a transaction that is expected to close in June 2013. The fair value of those properties as of December 31, 2012 is consistent with the anticipated purchase price.

During the second quarter of 2012, the company acquired three office towers including Metropolitan Park East & West in Seattle for $210 million and 799 9th Street in Washington, D.C. for $106 million. The company also acquired the Bow Parkade, a seven-story public parking facility, in Calgary for C$90 million which is part of the company’s 225 Sixth development.

The acquisitions of 99 Bishopsgate, Metropolitan Park East & West and 799 9th Street represent business combinations accounted for in accordance with IFRS 3. Total consideration paid for these business combinations was $730 million. The following is a summary of the amounts assigned to each major class of asset and liability of the investment properties acquired through business combinations at the dates the company acquired control:

(Millions)
Commercial properties and commercial developments	$727
Commercial property debt	—
Other assets and liabilities	3
Total	$730

The purchase price for 99 Bishopsgate of £253 million was provisionally allocated to the assets acquired and liabilities assumed at the date of acquisition pending completion of the company’s determination of their fair values. Such allocation was completed in the fourth quarter of 2012 with no material differences from the provisional allocation.

In the period from their acquisition dates to December 31, 2012, the company recorded commercial property revenue and net income attributable to shareholders in connection with these properties of $20 million and $11 million, respectively. If the acquisitions had been as of January 1, 2012, the commercial property revenue and net income attributable to shareholders of the combined company would have been $2,234 million and $1,306 million, respectively, for the year ended December 31, 2012. In connection with these acquisitions, the company recognized acquisition-related costs of $4 million through administrative expense.

In the second quarter of 2012, the company’s Brookfield Place in Perth, commercial development reached practical completion and was reclassified from commercial developments to commercial properties at a fair value of $989 million.

On March 8, 2012, the company sold the Altius Centre building in downtown Calgary for C$180 million. The company had owned a 25% interest in the building.

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The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. The company does not measure its investment properties based on valuations prepared by external valuation professionals.

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Dec. 31, 2012			Dec. 31, 2011
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.75%	6.25%	7.32%	10.00%	6.25%	7.52%
Terminal cap rate	9.00%	5.75%	6.30%	9.00%	5.75%	6.33%
Investment horizon (yrs)	21	4	11	24	9	12
Canada
Discount rate	7.50%	6.00%	6.44%	8.00%	6.25%	6.67%
Terminal cap rate	7.00%	5.25%	5.64%	7.50%	5.75%	6.21%
Investment horizon (yrs)	14	10	11	14	10	11
Australia
Discount rate	9.75%	8.50%	8.84%	10.00%	9.00%	9.06%
Terminal cap rate	9.00%	7.00%	7.13%	8.75%	7.00%	7.28%
Investment horizon (yrs)	10	10	10	10	10	10
United Kingdom
Discount rate	7.20%	4.50%	7.09%	—	—	—
Terminal cap rate	5.80%	2.00%	5.65%	—	—	—
Investment horizon (yrs)	10	10	10	—	—	—

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

Included in commercial properties is $504 million (December 31, 2011 – $424 million) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Commercial properties with a fair value of approximately $4,892 million (December 31, 2011 – $4,385 million) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

During the year ended December 31, 2012, the company capitalized a total of $258 million (2011 – $312 million) of costs related to commercial developments. Included in this amount is $194 million (2011 – $225 million), of construction and related costs and $64 million (2011 – $87 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 5.78% (December 31, 2011 – 6.92%). Included in construction and related costs for the year ended December 31, 2012, is $165 million (2011 – $206 million) paid to a subsidiary of BAM pursuant to contracts to construct investment properties.

Included in investment properties are $3,282 million (December 31, 2011 – $3,015 million) of properties located in Australia that the company controls through a participating loan agreement with BAM which is convertible by the company at any time into a direct equity interest in the entities that have a direct ownership interest in the underlying assets.

Investment properties with a fair value of $21,124 million (December 31, 2011 – $18,207 million) are pledged as security for commercial property debt. In addition, investment properties with a fair value of $1,767 million (December 31, 2011 – $2,071 million) are pledged as security for liabilities of other subsidiaries of BAM as part of cross-collateralized financing pools that are also secured by investment properties owned by BAM that have a fair value of $1,226 million (December 31, 2011 – $2,083 million).

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NOTE 6: INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

The company has investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties and commercial developments that the company owns together with co-owners.

At December 31, 2012, the company had interests in the following jointly controlled entities, which have been accounted for following the equity method:

		Ownership Interest
Name of Entity	Name of Property	Principal Purpose/Activity	Dec. 31, 2012	Dec. 31, 2011
1114 6th Avenue Co. LLC	The Grace Building	Property holding company	50%	50%
750 Ninth Street Parent, LLC	Victor Building	Property holding company	50%	50%
Marina Airport Building, Ltd.	Marina Towers	Property holding company	50%	50%
Dresser-Cullen Venture(1)	KBR Tower	Property holding company	—	50%
BFP 245 Park Co. LLC(2)	245 Park Avenue	Property holding company	51%	51%
33rd Street Partners JV LLC(2)	450 West 33rd Street	Property holding company	75%	75%
Latitude Landowner Pty Ltd(3)	E&Y Complex	Property holding company	50%	50%
The 100 Bishopsgate Partnership(4)	100 Bishopsgate	Development property holding company	—	50%
London Wall Place LP(5)	London Wall Place	Development property holding company	50%	—
(1)	On November 15, 2012, the company sold its interest in the Dresser-Cullen Venture for $76 million
(2)	The company exercises joint control over BFP 245 Park Co. LLC and 33rd Street Partners JV LLC based on the rights assigned to the company and its joint venture partners under joint venture agreements
(3)	The company exercises joint control over Latitude Landowner Pty Ltd through a participating loan agreement with BAM that is convertible at any time into a direct equity interest in the entity
(4)	During the fourth quarter of 2012, the company acquired an additional 37.5% interest in The 100 Bishopsgate Partnership resulting in acquisition of control of the entity
(5)	During the third quarter of 2012, the company acquired a 50% interest in London Wall Place LP, a jointly controlled entity that owns London Wall Place, a commercial development in London, for £13 million

Summarized financial information in respect of the company’s investment in jointly controlled entities is set out below:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Non-current assets
Commercial properties	$5,080	$5,157
Commercial developments	43	213
Current assets	130	62
Total assets	5,253	5,432
Non-current liabilities
Commercial property debt	1,747	1,823
Current liabilities	49	64
Total liabilities	1,796	1,887
Net assets	$3,457	$3,545
Company’s share of net assets	$1,778	$1,804

(Millions)	2012	2011
Revenue	$393	$549
Expense	(205)	(299)
Earnings before fair value gains (losses)	188	250
Fair value gains (losses)	30	159
Net earnings	$218	$409
Company’s share of net earnings	$123	$209

The company’s share of net earnings from jointly controlled entities for the year ended December 31, 2011 in Note 22, Share of Net Earnings from Equity Accounted Investments, includes the following earnings of TRZ Holdings LLC (“TRZ Holdings”) which was a jointly controlled entity prior to the company’s acquisition of control in the third quarter of 2011:

(Millions)	2011
Revenue	$476
Expense	(345)
Earnings before fair value gains (losses)	131
Fair value gains (losses)	585
Net earnings	$716
Company’s share of net earnings(1)	$383
(1)	Net of $63 million for the year ended December 31, 2011 representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

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NOTE 7: Other jointly controlled assets

The company’s interests in the following properties are subject to joint control and, accordingly, the company has recorded its proportionate share of the related assets, liabilities, revenue and expenses of the properties following the proportionate consolidation method:

	Proportionate Ownership Interest
Name of Property	Dec. 31, 2012	Dec. 31, 2011
Brookfield Place – Retail & Parking	56%	56%
Brookfield Place III (Development)	54%	54%
Exchange Tower	50%	50%
First Canadian Place(1)	25%	25%
151 Yonge Street	25%	25%
2 Queen Street East	25%	25%
Bankers Hall	50%	50%
Bankers Court	50%	50%
Bankers West Parkade (Development)	50%	50%
Suncor Energy Centre	50%	50%
Fifth Avenue Place	50%	50%
Altius Centre(2)	—	25%
Place de Ville I	25%	25%
Place de Ville II	25%	25%
Jean Edmonds Towers	25%	25%
300 Queen Street (Development)	25%	25%
KPMG Tower(3)	50%	50%
World Square Retail(3)	50%	50%
52 Goulburn Street(3)	50%	50%
235 St Georges Terrace(3)	50%	50%
108 St Georges Terrace(3)	50%	50%
(1)	First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property
(2)	On March 8, 2012, the company sold the Altius Centre building in downtown Calgary for C$180 million
(3)	The company exercises joint control over these jointly controlled assets through a participating loan agreement with BAM that is convertible by the company at any time into a direct equity interest in the entities that have a direct co-ownership interest in the underlying assets

Summarized financial information in respect of the company’s investment in jointly controlled assets is set out below:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Non-current assets	$3,067	$2,605
Current assets	41	38
Total assets	3,108	2,643
Non-current liabilities	828	850
Current liabilities	314	186
Total liabilities	1,142	1,036
Net assets	$1,966	$1,607

(Millions)	2012	2011
Revenue	$313	$256
Expense	(186)	(171)
Earnings before fair value gains (losses)	127	85
Fair value gains (losses)	229	78
Net earnings	$356	$163

NOTE 8: INVESTMENTS IN ASSOCIATES

The company exercises significant influence over the following investments which have been accounted for using the equity method:

		Ownership Interest
Name of Investment	Principal activity	Dec. 31, 2012	Dec. 31, 2011
BSREP Australia Trust	Investment properties	41.22%	—
Brookfield LePage Johnson Controls	Facilities management	40%	40%
Oakridges	Residential development	23.75%	23.75%

In the fourth quarter of 2012, the company acquired a 41.22% indirect equity interest in BSREP Australia Trust, an entity that acquired the outstanding shares of the Wynyard Properties Holding Group (formerly known as Thakral Holdings Group) on October 10, 2012. The remaining equity of BSREP Australia Trust was acquired by a fund that is controlled by a subsidiary of BAM. The company has accounted for its interest in BSREP Australia Trust as an associate as the company has the ability to exercise significant influence over the financial and operating policy decisions of the trust.

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Summarized financial information in respect of the company’s investment in associates is set out below:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Total assets	$485	$152
Total liabilities	103	113
Net assets	$382	$39
Company’s share of net assets	$156	$13

(Millions)	2012	2011
Revenue	$553	$520
Expense	(542)	(500)
Net earnings	$11	$20
Company’s share of net earnings	$4	$7

NOTE 9: PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property and are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 26, 2020, subject to the company’s prior right to convert into direct ownership interests in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties. The contractual maturity date was extended from 2015 to 2020 in the second quarter of 2012 through an agreement with BAM.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Dec. 31, 2012	Dec. 31, 2011
Darling Park Complex, Sydney	30%	$178	$169
IAG House, Sydney	50%	111	104
NAB House, Sydney	25%	122	61
Bourke Place Trust, Melbourne	43%	217	105
Total participating loan interests		$628	$439

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains (losses), net. The carrying value of the embedded derivative at December 31, 2012, was $48 million (December 31, 2011 – $49 million).

Summarized financial information in respect of the properties underlying the company’s investment in participating loan interests is set out below:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Non-current assets	$2,570	$2,438
Current assets	106	140
Total assets	2,676	2,578
Non-current liabilities	673	1,293
Current liabilities	274	106
Total liabilities	947	1,399
Net assets	$1,729	$1,179

(Millions)	2012	2011
Revenue	$219	$211
Expense	(126)	(160)
Earnings before fair value gains (losses)	93	51
Fair value gains (losses)	15	87
Net earnings	$108	$138

NOTE 10: OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Equity securities designated as AFS	$105	$107
BRPI promissory notes	—	470
Loans receivable designated as FVTPL	—	138
Other loans receivable	104	102
Total other non-current financial assets	$209	$817

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(a)	Equity securities designated as AFS

Equity securities designated as AFS include $105 million (December 31, 2011 – $107 million) representing the company’s 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities, bearing a fixed dividend of 6.50%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2011 – $92 million) recognized in other non-current financial liabilities.

(b)	BRPI promissory notes

At December 31, 2011, BRPI promissory notes included unsecured promissory notes of C$480 million received on March 31, 2011 as partial proceeds for the disposition of the company’s residential development segment to BRPI, a subsidiary of BAM. The loans receivable consisted of an unsecured senior promissory note of C$265 million which bore interest at 6.5% on the first C$115 million and 7.5% on the remainder due December 31, 2015, and an unsecured subordinated promissory note of C$215 million which bore interest at 8.5% due December 31, 2020. The principal of the subordinated promissory note was subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory note, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of the senior promissory note resulting from such equity issuance.

The company entered into an agreement with BAM under which it had the right to put the BRPI subordinated promissory note to BAM for cash proceeds equal to the outstanding principal amount on March 31, 2016, and annually on each March 31 thereafter until the maturity of the note or, at any time, upon occurrence of an event of default by BRPI. In exchange for this put option, the company agreed to pay to BAM an annual fee of 2% of the outstanding principal of the note. The company also entered into a put agreement in respect of the senior notes whereby it could put $50 million of the outstanding principal of the note to BAM on each of December 31, 2012, 2013 and 2014 or, at any time, upon occurrence of an event of default. In connection with this option, the company paid BAM an annual fee of 1% of the outstanding principal subject to the put. These agreements were derivative financial instruments measured at fair value with changes in value recorded in fair value gains (losses), net in the period in which they occur. At December 31, 2011, the fair value of these derivatives was nil.

In the fourth quarter of 2012, BRPI repaid the unsecured promissory notes of C$480 million. All principal and interest were repaid in full and the put agreement with BAM was terminated.

(c)	Loans receivable designated as FVTPL

At December 31, 2011, loans receivable designated as FVTPL included A$135 million senior unsecured note receivable from a subsidiary of BAM that had a scheduled maturity of December 19, 2014. The principal and interest payments on the note receivable were based on the returns of a referenced debenture which was, in turn, secured by an equity interest in a publicly traded real estate entity in Australia. In the third quarter of 2012, the participating loan agreement was settled in exchange for an interest in the underlying debenture and 59% of the company’s interest in the debenture was concurrently transferred to a group of funds controlled by BAM for proceeds equal to the company’s cost plus a fee equal to an annual return of 9% thereon to compensate the company for the acquisition and maintenance of the investment. In the fourth quarter of 2012, the debenture was repaid and the company received proceeds approximating its carrying value.

In the year ended December 31, 2012, the company recognized fair value gains of $23 million (2011 – nil), representing the increase in value of its interest in the debenture. The company also recognized $8 million in interest and other income (2011 – nil), $6 million of which was to compensate the company for the acquisition and maintenance of the investment through to its transfer in the third quarter of 2012.

(d)	Other loans receivable

Other loans receivable includes a $104 million (December 31, 2011 – $102 million) receivable from BAM upon the earlier of the exercise of the company’s option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

NOTE 11: RECEIVABLES AND OTHER ASSETS

The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Accounts receivable	$195	$186
Loan receivable from affiliate(1,2)	75	122
Prepaid expenses and other assets	255	165
Total receivables and other assets	$525	$473
(1)	At December 31, 2012, included a $75 million receivable from BAM that was due on demand (December 31, 2011 – $73 million)
(2)	At December 31, 2011, included a $49 million secured loan receivable from a subsidiary of BAM that was repaid March 15, 2012

During the third quarter of 2012, the company made a £61 million contribution in relation to Principal Place, a commercial development in London, which is exercisable anytime up to July 28, 2013 and presented within prepaid expenses and other assets at December 31, 2012. If certain conditions are met, the company is entitled to a return of its contribution plus interest at a rate of LIBOR plus 3.25%.

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NOTE 12: Restricted cash and deposits

Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $103 million at December 31, 2012 (December 31, 2011 - $69 million).

NOTE 13: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

On November 20, 2012, the company sold 33 South Sixth Street in Minneapolis for $106 million. In addition, on March 30, 2012, the company sold its interest in Defence Plaza in Melbourne for proceeds of A$87 million. Both 33 South Sixth Street and Defence Plaza were presented in assets held for sale at December 31, 2011.

At December 31, 2012, and December 31, 2011, the properties that comprise the company’s Minneapolis portfolio are presented in assets held for sale as the company intends to exit this market through the sale of these properties. These properties are part of the company’s U.S. Commercial business segment.

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Assets
Commercial properties	$137	$423
Receivables and other assets	1	2
Assets held for sale	$138	$425
Liabilities
Commercial property debt	$64	$210
Accounts payable and accrued liabilities	6	7
Liabilities associated with assets held for sale	$70	$217

Discontinued operations include the company’s Minneapolis portfolio, a geographical area that is held for sale, and for the year ended December 31, 2011, the residential development segment, a separate line of business that was disposed of on March 31, 2011. The following table summarizes the income and cash flows from discontinued operations:

(Millions, except per share information)	2012	2011
Commercial property revenue	$54	$55
Commercial property operating costs	(29)	(28)
	25	27
Residential revenue	―	83
Residential operating expense	―	(70)
	―	13
Interest and other income	―	1
Interest expense	(6)	(7)
Depreciation	―	(1)
Income from discontinued operations before fair value gains (losses) and income taxes	19	33
Fair value gains (losses)	(7)	19
Income taxes	―	(3)
Income (loss) from discontinued operations	$12	$49
Income (loss) from discontinued operations attributable to common shareholders per share – basic	$0.03	$0.09
Income (loss) from discontinued operations attributable to common shareholders per share – diluted	$0.02	$0.09
Cash flows from operating activities	$17	$15
Cash flows from (used) in investing activities	201	(4)
Cash flows used in financing activities	(100)	(3)

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NOTE 14: COMMERCIAL PROPERTY DEBT

	Dec. 31, 2012			Dec. 31, 2011
(Millions)	Weighted Average Rate	Debt Balance		Weighted Average Rate	Debt Balance
Unsecured Corporate Debt
Corporate revolving facility	―	$	―	2.40%	$264
Brookfield Canada Office Properties (“BOX”) revolving facility	3.22%		68	3.28%	117
Senior unsecured notes	4.17%		350	―	―
Australian property loans(1)	6.38%		199	8.12%	402

Secured Commercial Property Debt
Fixed rate property debt	5.60%		7,450	5.88%	7,181
Variable rate property debt(2)	4.48%		3,176	4.91%	2,571
Secured note payable	8.50%		269	8.50%	310
Total	5.31%		$11,512	5.70%	$10,845

Current			$1,732		$642
Non-current			9,716		9,993
Associated with assets held for sale			64		210
Total			$11,512		$10,845
(1)	Property level debt payable to a subsidiary of BAM
(2)	At December 31, 2012 and December 31, 2011, includes $30 million of other indebtedness outstanding to a subsidiary of BAM

On January 17, 2012, the company issued C$200 million of senior unsecured notes with a January 17, 2017 maturity date and a yield of 4.30%. On April 12, 2012, the company issued C$150 million of senior unsecured notes with an April 16, 2018 maturity date and a yield of 4.00%.

Commercial property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Commercial property debt by currency is as follows:

	Dec. 31, 2012			Dec. 31, 2011
(Millions)	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. Dollars	$7,241		$7,241	$7,169		$7,169
Canadian Dollars	2,431	C$	2,412	1,958	C$	2,001
Australian Dollars	1,625	A$	1,563	1,718	A$	1,683
British Pounds	215		£132	―	£	―
Total	$11,512			$10,845

Included in commercial property debt is $1,625 million (December 31, 2011 – $1,718 million) of commercial property debt related to properties located in Australia that the company controls or accounts for as jointly controlled assets through a participating loan agreement with BAM. Refer to Note 5, Investment Properties, and Note 7, Other Jointly Controlled Assets.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at fair value through profit and loss with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at December 31, 2012, is $54 million (December 31, 2011 – $56 million).

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NOTE 15: CAPITAL SECURITIES

The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2012(1)		Dec. 31, 2011(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		202		196
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		202		196
Class AAA Series I	―	5.20%		―		150
Class AAA Series J	8,000,000	5.00%		202		196
Class AAA Series K	6,000,000	5.20%		150		146
Total capital securities				$866		$994

Current				$202		$150
Non-current				664		844
Total capital securities				$866		$994
(1)	Net of transaction costs of nil at December 31, 2012 (December 31, 2011 – $1 million)
(2)	Class AAA, Series E capital securities are owned by BAM, the company’s parent. The company has an offsetting loan receivable against these securities earning interest at 108% of bank prime

On March 30, 2012, the company redeemed all of the outstanding Class AAA Series I shares for cash of C$25.00 per share. On December 21, 2012, the company announced its intention to redeem all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share, subsequent to December 31, 2012.

Capital securities includes $756 million (December 31, 2011 – $884 million) repayable in Canadian dollars of C$750 million (December 31, 2011 – C$903 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On January 31, 2013 the Board of Directors of the company declared quarterly dividends payable for the Class AAA Series G, H, J and K preferred shares.

The redemption terms of capital securities are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Class AAA Series E	Retractable at par	―	—	—
Class AAA Series F	September 30, 2009	C$25.75	September 30, 2009	March 31, 2013
Class AAA Series G	June 30, 2011	US$26.00	June 30, 2011	September 30, 2015
Class AAA Series H	December 31, 2011	C$26.00	December 31, 2011	December 31, 2015
Class AAA Series J	June 30, 2010	C$26.00	June 30, 2010	December 31, 2014
Class AAA Series K	December 31, 2012	C$26.00	December 31, 2012	December 31, 2016
(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015
(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable
(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, J and K into common shares of the company. The Class AAA, Series F, G, H, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time
(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time

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NOTE 16: OTHER NON-CURRENT FINANCIAL LIABILITIES

The components of other non-current financial liabilities are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Loan payable	$92	$92
Note payable	90	—
Other loans payable	69	—
Total other non-current financial liabilities	$251	$92

Other non-current financial liabilities includes a loan payable of $92 million at December 31, 2012 (December 31, 2011 – $92 million). The loan payable matures in 2019, bears interest at 7% and is secured by the company’s preferred equity interest in 1625 Eye Street in Washington, D.C. Refer to Note 10(a), Equity securities designated as AFS.

Other non-current financial liabilities includes a note payable of $90 million at December 31, 2012 (December 31, 2011 – nil) issued to the non-controlling shareholders of the U.S. Office Fund in connection with a distribution declared in 2012 which is payable in the fourth quarter of 2016. Other non-current financial liabilities also includes $25 million representing the present value of an amount payable to the non-controlling shareholders of The 100 Bishopsgate Partnership in the event of the exercise of a put option held by the non-controlling shareholders to put their interest to the company in the fourth quarter of 2014 (December 31, 2011 – nil).

NOTE 17: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities was $1,148 million at December 31, 2012 (December 31, 2011 – $980 million). Current tax liabilities included in accounts payable amount to $177 million (December 31, 2011 – $217 million).

Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $235 million (December 31, 2011 – $228 million). Refer to Note 26, Financial Instruments.

NOTE 18: INCOME TAXES

The sources of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Deferred tax assets
Loss carry forwards	$280	$220
Deferred financing costs	24	12
Foreign currency	37	36
Deferred revenue	12	12
Other	7	15
	360	295
Deferred tax liabilities
Properties	1,092	842
Net deferred tax liabilities	$732	$547

The movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2011	Recognized in					Dec. 31, 2012
		Income	Equity	OCI	Reclassified
Deferred tax assets related to non-capital losses and capital losses	$220	$34	$2	$24	$	―	$280
Deferred tax liabilities related to differences in tax and book basis, net	(767)	(250)	―	(8)		13	(1,012)
Net deferred tax liabilities	$(547)	$(216)	$2	$16		$13	$(732)

(Millions)	Dec. 31, 2010	Recognized in					Dec. 31, 2011
		Income(1)	Equity	OCI	Reclassified(2)
Deferred tax assets related to non-capital losses and capital losses	$204	$4	$(18)	$30	$	―	$220
Deferred tax liabilities related to differences in tax and book basis, net	(570)	(218)	3	34		(16)	(767)
Net deferred tax liabilities	$(366)	$(214)	$(15)	$64		$(16)	$(547)

(1)	Deferred tax liabilities recognized in income is net of a $10 million reversal in connection with the change in ownership in the U.S. Office Fund in 2011 that was included in gains (losses), net
(2)	Reclassification of deferred tax liability from equity accounted investment in connection with the reorganization of ownership in First Canadian Place in 2011

The company and its Canadian subsidiaries have deferred tax assets of $115 million (December 31, 2011 – $73 million) related to non-capital losses that expire over the next 20 years, and $127 million (December 31, 2011 – $121 million) related to capital losses that have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $38 million (December 31, 2011 – $26 million) related to net operating losses that expire over the next 20 years.

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The major components of income tax expense include the following:

(Millions)	2012	2011
Current tax expense	$48	$90
Deferred tax expense	216	224
Total income taxes	$264	$314

(Millions)	2012	2011
Income tax expense at the Canadian federal and provincial income tax rate of 26.5% (2011 – 28.3%)	$456	$612
Increase (decrease) in income tax expense due to
Non-deductible preferred share dividends	13	16
Lower income tax rates in other jurisdictions	(153)	(207)
Tax asset derecognized (previously not recognized)	13	(21)
Change in tax rate applicable to temporary differences	14	―
Change in tax reserve	(47)	(39)
Foreign exchange gains and losses	―	(2)
Capital gains realized on distributions	7	5
Change in Canadian tax rate	7	―
Non-controlling interests in income of flow-through entities	(48)	(58)
Other	2	8
Total income taxes	$264	$314

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 15.0% (2011 – 16.5%) and the Provincial income tax rate of 11.5% (2011 – 11.8%).

The company has approximately $3 billion of temporary differences associated with its investments in foreign subsidiaries and joint ventures for which no deferred taxes have been provided on the basis that the company is able to the control the timing of the reversal of such temporary differences and such reversal is not probable in the foreseeable future.

NOTE 19: EQUITY

(a)	Common Shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Dec. 31, 2012	Dec. 31, 2011
Common shares issued and outstanding, beginning of period	503,667,579	502,709,930
Shares issued on exercise of options	1,175,305	1,533,791
Dividend reinvestment	199,074	305,981
Shares repurchased(1)	(321,329)	(882,123)
Common shares issued and outstanding, end of period	504,720,629	503,667,579
(1)	At December 31, 2012 consists of shares repurchased in connection with the company’s normal course issuer bid as well as the company’s restricted stock plan net of shares sold to cover income taxes less dividends received

Total common share dividends in the year ended December 31, 2012, were $282 million or $0.56 per share. On January 31, 2013, the Board of Directors of the company declared common share dividends of $0.14 per share to be paid in the first quarter of 2013.

(b)	Accumulated Other Comprehensive Income

As of December 31, 2012, and December 31, 2011, accumulated other comprehensive income consists of the following amounts:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes of $32 million (December 31, 2011 – $31 million), net of non-controlling interest	$313	$237
Losses on derivatives designated as cash flow hedges, net of taxes of $78 million (December 31, 2011 - $52 million)(1)	(236)	(212)
Unrealized losses on equity securities designated as AFS, net of taxes of nil	(2)	―
Revaluation surplus, net of taxes of nil	1	―
Accumulated other comprehensive income	$76	$25
(1)	Includes losses of $10 million (December 31, 2011 - $7 million), which will be reclassified to interest expense over the next 12 months

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(c)	Earnings per Share

Net income attributable to common shareholders and weighted average common shares outstanding used in determining net income per share are calculated as follows:

(Millions, except share information)	2012	2011
Net income from continuing operations	$1,456	$1,847
Non-controlling interests	(181)	(206)
Preferred share dividends	(70)	(58)
Net income from continuing operations available to common shareholders – basic	1,205	1,583
Dilutive effect of conversion of capital securities	50	57
Net income from continuing operations available to common shareholders – diluted	$1,255	$1,640

Net income attributable to shareholders	$1,287	$1,690
Preferred share dividends	(70)	(58)
Net income available to common shareholders – basic	1,217	1,632
Dilutive effect of conversion of capital securities	50	57
Net income available to common shareholders – diluted	$1,267	$1,689

Weighted average shares outstanding – basic	503.8	503.2
Unexercised dilutive options and restricted stock	3.1	4.7
Conversion of capital securities	56.7	71.4
Weighted average shares outstanding – diluted(1)	563.6	579.3
(1)	The calculation of diluted weighted average shares outstanding at December 31, 2012, excludes options for 16 million shares as their inclusion would be anti-dilutive (December 31, 2011 – 13 million)

(d)	Preferred Equity

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2012	Dec. 31, 2011
Class A redeemable voting	14,201,980	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	247
Class AAA Series T	10,000,000	4.60%	250	―
Total preferred equity			$1,345	$1,095

On September 13, 2012, the company issued 10 million Class AAA Series T preferred shares at a price of C$25.00 per share with a December 31, 2018 maturity and a yield of 4.60%. The proceeds from the share issuance were approximately $250 million, net of share issuance costs of $7 million. Holders of Series T shares receive fixed rate cumulative preferred cash dividends and will have the rights, subject to certain conditions, to convert into Class AAA Series U preferred shares receiving floating rate cumulative preferred cash dividends on December 31, 2018 and on December 31 every five years thereafter.

During the year ended December 31, 2012, the company paid preferred dividends of $70 million (2011 - $58 million). Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On January 31, 2013 the Board of Directors of the company declared quarterly dividends payable for the Class AA Series E and Class AAA Series L, N, P, R and T preferred shares and semi-annual dividends payable for the Class A redeemable voting preferred shares.

Holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. The company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by the company not less than 30 days before the date specified for redemption.

The company may redeem all, or from time to time any part, of the then outstanding Class AA Series E preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon. Notice of redemption must be given by the company not less than 30 days and not more than 60 days before the date specified for redemption.

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The redemption terms of Class AAA preferred shares is as follows:

	Redemption Date(1)	Redemption Price(2)	Conversion at the Option of the Holder(3)
Class AAA Series L	September 30, 2014	C$25.00	Class AAA Series M
Class AAA Series N	June 30, 2016	C$25.00	Class AAA Series O
Class AAA Series P	March 31, 2017	C$25.00	Class AAA Series Q
Class AAA Series R	September 30, 2016	C$25.00	Class AAA Series S
Class AAA Series T	December 31, 2018	C$25.00	Class AAA Series U
(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash at the redemption price
(2)	Together with accrued and unpaid dividends up to but excluding the date fixed for redemption
(3)	Holders of Class AAA shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into preferred shares receiving floating rate cumulative preferred cash dividends on the redemption rate and every five years thereafter

(e)	Non-Controlling Interests

Non-controlling interests consist of the following:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Preferred equity – subsidiaries	$385	$374
Other non-controlling interests	1,148	1,130
Total non-controlling interests	$1,533	$1,504

Preferred Equity - Subsidiaries

Subsidiaries’ preferred shares outstanding total $385 million (December 31, 2011 – $374 million) as follows:

(Millions, except share information)	Shares Outstanding	Preferred Shares Series	Cumulative Dividend Rate	Dec. 31, 2012	Dec. 31, 2011
BPO Properties Ltd. (“BPO Properties”)	1,805,489	Series G	70% of bank prime	$46	$44
	3,816,527	Series J	70% of bank prime	96	93
	300	Series K	30-day BA + 0.4%	151	147
	2,847,711	Series M	70% of bank prime	72	70
	800,000	Series N	30-day BA + 0.4%	20	20
Total preferred equity – subsidiaries				$385	$374

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i)	Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. BPO Properties may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii)	Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. BPO Properties may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii)	Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. BPO Properties may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv)	Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. BPO Properties may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

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Other non-controlling interests

Other non-controlling interests include the amounts of common equity related to non-controlling shareholders’ interests in the company’s subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Dec. 31, 2012	Dec. 31, 2011
Units of BOX(1)	16.7%	$512	$427
Limited partnership units of Brookfield Financial Properties L.P. (“BFP")	0.6%	38	36
Units of Brookfield Prime Property Fund (“Prime”)(2,3)	19.5%	45	67
Partnership units of The 100 Bishopsgate Partnership(4)	12.5%	2	―
Members interest in Brookfield Heritage Partners LLC	49.0%	105	87
Interest in 1801 California Street	49.0%	33	38
U.S. Office Fund	15.7%	413	475
Total other non-controlling interests		$1,148	$1,130
(1)	Canadian dollar denominated
(2)	Australian dollar denominated
(3)	During the year ended December 31, 2012, the company acquired additional units of Prime which decreased the others' equity ownership from 26.2% at December 31, 2011 to 19.5% at December 31, 2012
(4)	British pound denominated

NOTE 20: REVENUE AND Expenses

(a)	Commercial property revenue

The following represents an analysis of the nature of the revenue included in commercial property revenue:

(Millions)	2012	2011
Rental revenue	$2,125	$1,612
Recurring fee income	53	59
Lease termination, fee and other income	17	6
Total commercial property revenue	$2,195	$1,677

The company leases commercial properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years.

Recurring fee income includes revenue earned for property management, leasing and third party service fees.

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Not later than 1 year	$1,272	$1,168
Later than 1 year and not longer than 5 years	4,296	4,799
Later than 5 years	5,915	5,664
Total	$11,483	$11,631

(b)	Expenses

The following represents an analysis of the nature of the expenses included in direct commercial property expense, interest expense, and administrative expense:

(Millions)	2012	2011
Interest expense	$675	$540
Property maintenance	402	326
Real estate taxes	338	264
Employee benefits	182	138
Ground rents	29	20
Depreciation and amortization	15	9
Transaction costs	4	―
Other	48	55
Total expenses	$1,693	$1,352

The company recognized acquisition-related costs of $4 million for the year ended December 31, 2012 (2011 – nil), in connection with investment properties acquired through business combinations accounted for in accordance with IFRS 3.

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Property operating costs for the year ended December 31, 2012 includes $27 million (2011 – $21 million) representing rent expense associated with operating leases for land on which certain of the company’s commercial properties are situated. The company does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(Millions)	Dec. 31, 2012	Dec. 31, 2011
Not later than 1 year	$30	$33
Later than 1 year and not longer than 5 years	102	119
Later than 5 years	1,407	1,591
Total	$1,539	$1,743

(c)	Interest and other income

The components of interest and other income are as follows:

(Millions)	2012	2011
Interest income on loans receivable from BAM	$3	$50
Interest income on residential note receivable from BRPI	29	23
Interest income on participating loan interests with subsidiaries of BAM	32	18
Interest and other income on loans receivable designated as FVTPL	8	(1)
Other interest income	2	12
Other income(1)	13	28
Total interest and other income	$87	$130
(1)	Includes condemnation award of $11 million, partnership settlement of $6 million and gain on repurchase of debt of $5 million for the year ended December 31, 2011

NOTE 21: FAIR VALUE GAINS (LOSSES), NET

The components of fair value gains (losses), net are as follows:

(Millions)	2012	2011
Investment properties
Commercial properties	$897	$1,012
Development properties	82	(16)
	979	996
Financial instruments
Participating loan interests	2	30
U.S. Office Fund option and true-up liability	―	(59)
Other financial instruments designated as FVTPL	23	(10)
	25	(39)
Total fair value gains (losses), net	$1,004	$957

NOTE 22: SHARE OF NET EARNINGS FROM EQUITY ACCOUNTED INVESTMENTS

The components of net earnings of equity accounted investments are as follows:

(Millions)	2012	2011
Jointly controlled entities	$123	$592
Associates	4	7
Total share of net earnings from equity accounted investments	$127	$599

NOTE 23: SHARE-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During the three months ended June 30, 2012, the company granted 1,500,000 stock options (2011 – nil), under the Share Option Plan with an exercise price of $18.54 per share which was equal to the closing price on the New York Stock Exchange on the last trading day preceding the grant date of May 3, 2012. At the grant date, the options each had a fair value of $4.06 per share determined using the Black-Scholes model of valuation, assuming a 9.7-year term, 38.78% volatility, a weighted average dividend yield of 1.50% and a risk free interest rate of 1.38%. The expected volatility is based on historical volatility over a period of time corresponding to the expected term. The resulting total compensation of $6 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

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During the three months ended March 31, 2012, the company granted 2,416,000 stock options (2011 – 1,971,000), under the Share Option Plan with an exercise price of $17.84 per share (2011 – $17.35 per share), which was equal to the five-day volume weighted average price of a share on the New York Stock Exchange for the five business days preceding the effective grant date of February 22, 2012. At the grant date, the options each had a fair value of $3.63 per share (2011 – $2.73 per share) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 38.72% volatility (2011 – 30.00%), a weighted average dividend yield of 2.50% (2011 – 5.00%) and a risk free interest rate of 1.35% (2011 – 2.65%). The expected volatility is based on historical volatility over a period of time corresponding to the expected term. The resulting total compensation of $9 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2012 under the company’s Share Option Plan:

Issue Date	Expiry Date	Number of Shares	Weighted Average Exercise Price
2004	2014	1,213,220	$14.11
2005	2015	728,255	17.56
2006	2016	773,637	20.96
2007	2017	1,384,694	31.69
2008	2018	1,998,647	18.81
2009	2019	5,017,355	6.60
2010	2020	2,984,600	13.25
2011	2021	1,889,000	17.55
2012	2022	3,879,500	18.11
Total		19,868,908	$15.28

The change in the number of options during 2012 and 2011 is as follows:

	Dec. 31, 2012		Dec. 31, 2011
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	17,715,060	$14.16	17,358,469	$13.50
Granted	3,916,000	18.11	1,971,000	17.35
Exercised	(1,175,307)	8.58	(1,533,791)	9.52
Expired/Forfeited	(586,845)	15.56	(80,618)	14.95
Outstanding, end of period	19,868,908	15.28	17,715,060	14.16
Exercisable at end of period	12,939,311	$15.26	11,350,150	$15.36

Deferred Share Unit Plans are offered to executive officers and non-employee directors of the company. Under these plans, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors’ fees in the form of Deferred Share Units (“DSUs”). The DSUs either vest over a five year period or immediately and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for this plan is charged to expense over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change. At December 31, 2012, the company had 1,356,410 deferred share units outstanding and vested (December 31, 2011 – 1,282,079).

In 2011, the company established a restricted stock plan. Restricted shares granted under this plan vest in equal installments over a period of five years, except that restricted shares awarded in lieu of a cash bonus vest immediately. Vested and unvested restricted shares must be held until the fifth anniversary of the award date. Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the company’s common shares. Prior to the fifth anniversary of the award date, these dividends are distributed in the form of additional restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting and hold provisions as the original restricted shares. During the year ended December 31, 2012, 56,646 (2011 – 200,000) shares were granted under the restricted stock plan with a grant date fair value of $17.65 per share (2011 – $18.64 per share). The resulting total compensation of $1 million is charged to employee compensation expense over the vesting period of the restricted stock granted. At December 31, 2012, 248,357 shares were outstanding and 83,040 shares were vested under the restricted stock plan (December 31, 2011 – 200,000 and 40,000, respectively).

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In 2011, the company adopted a management global stock option plan for officers and employees outside of the United States and Canada. The terms of this plan are substantially similar to the Share Option Plan except that officers and employees do not have the ability to elect to receive the company’s shares when exercising their rights under this plan. Rather, their sole entitlement is to a cash payment equal to the increase in the value of a specified number of shares over a specified period of time. Employee compensation expense for this plan is determined every quarter and changes in the amount payable by the company in respect of the specified number of shares is charged to employee compensation expense in the period of the change. During the year ended December 31, 2012, 111,500 (2011 – 160,000) shares were granted under the global stock option plan with an exercise price of $15.64 per share (2011 – $17.35 per share). At December 31, 2012, 226,000 shares were outstanding and 71,200 shares were exercisable under the global stock option plan (December 31, 2011 – 160,000 and 32,000, respectively).

Employee compensation expense related to the share option, deferred share unit, restricted stock and global share option plans for the year ended December 31, 2012 was $11 million (2011– $7 million).

NOTE 24: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

(a)	Guarantees, Commitments and Contingencies

The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the company is uncertain but could be up to C$65 million (A$63 million) in the event the company is completely unsuccessful in defending the claims. During the year ended December 31, 2012, the amount of the contingent cash outflow increased by C$20 million (A$19 million) due to a change in the methodology of determining the amount of the claim that was adopted by the courts.

The company, through its 50% interest in London Wall Place LP, has a £14 million commitment to the City of London related to the acquisition of London Wall Place at December 31, 2012. In addition, the company has commitments totaling £27 million to third parties for the development of 100 Bishopsgate in London.

At December 31, 2012, the company has commitments totaling C$6 million to third parties for the development of 225 Sixth in Calgary and Bay Adelaide East in Toronto.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The company does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

(b)	Other

United States

The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). The all risk policy limit is $1.5 billion per occurrence. The earthquake limit is $300 million per occurrence and in the annual aggregate for its California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California and Seattle locations and $100,000 for all other locations. The weather catastrophe limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations located in traditional windstorm-exposed areas. All other locations are subject to a $500,000 deductible. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence. In New York State, the Commonwealth of Massachusetts and the District of Columbia, the weather catastrophe deductible is $50,000 with the exception of one insurer that has a deductible of $875,000. Where properties are insured by the company’s partners, all risk property insurance and rental value coverage is provided with limits that the company believes are in line with what owners of similar properties carry.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

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With respect to the company’s U.S. properties (including the U.S. Office Fund), in October 2008, the company formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $4.0 billion of TRIA coverage for all U.S. properties. In 2009 the company formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2013, the company expects Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by the company.

Canada

The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The all risk policy limit is C$1.5 billion per occurrence. The earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of C$1.5 billion.

With respect to the company’s Canadian properties, the company purchases an insurance policy that covers acts of terrorism for limits up to C$1.2 billion.

Australia

The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). The all risk policy limit is A$1.25 billion per occurrence. The earthquake limit is A$727 million per occurrence and in the aggregate. The weather catastrophe limit is A$727 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$727 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by the company’s partners, all risk property insurance and rental value coverage is provided with limits that the company believes are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

United Kingdom

The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage up to the replacement cost value of the asset. Flood, earthquake, wind and terrorism coverage is included in the coverage provided, all subject to a £250 deductible.

NOTE 25: CAPITAL MANAGEMENT AND LIQUIDITY

The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at December 31, 2012, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 7.13%.

The following schedule details the components of the company’s capital as at December 31, 2012 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Liabilities
Commercial property debt	5.31%	5.70%	$11,448	$10,635
Capital securities	5.47%	5.43%	866	994
Shareholders’ equity
Preferred equity – corporate	5.68%	5.68%	1,345	1,095
Common equity(2)	12.00%	12.00%	8,585	7,877
Non-controlling interests
Preferred equity – subsidiaries	1.87%	1.95%	385	374
Other non-controlling interests(3)	12.00%	12.00%	1,148	1,130
Total(4)	7.13%	7.23%	$23,777	$22,105
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of the company’s common shares
(3)	Assuming 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

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Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This execution reduces the company’s equity requirement and enhances its equity returns when financing certain commercial properties. The company currently has a level of indebtedness of 48% of fair value of its commercial properties. This level of indebtedness is considered by the company to be within its target.

Capital securities, Preferred equity – corporate and Preferred equity – subsidiaries. These represent sources of low-cost capital to the company, without dilution to the common equity base.

Other non-controlling interests – The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios. Also, the common equity of certain of the company’s subsidiaries includes publicly traded securities.

The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. As of December 31, 2012 the company is in compliance with these covenants. As of December 31, 2012, $68 million had been drawn on the credit facilities (2011 – $381 million).

The company’s strategy is to satisfy its current liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The company also generates liquidity by accessing capital markets on an opportunistic basis. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses.

The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2012, the average term to maturity of the company’s commercial property debt was five years, compared to its average lease term of seven years.

The following table presents the contractual maturities of the company’s financial liabilities at December 31, 2012:

		Payments Due by Period
(Millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$11,512	$1,796	$3,916	$3,165	$2,635
Capital securities	866	202	312	352	―
Interest expense(2)
Commercial property debt	2,597	643	860	571	523
Capital securities	106	39	59	8	―
Other non-current financial liabilities	251	―	27	95	129
Accounts payable and accrued liabilities	603	603	―	―	―
Derivative liabilities	235	7	16	62	150
(1)	Net of $61 million of transaction costs and includes commercial property debt associated with assets held for sale at December 31, 2012
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

97

NOTE 26: FINANCIAL INSTRUMENTS

(a)	Derivatives and hedging activities

The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	Total return swaps on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit Plans. Refer to Note 23, Share-Based Compensation.

The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in foreign subsidiaries.

Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at December 31, 2012, and December 31, 2011:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Dec. 31, 2012	Interest rate caps of US$ LIBOR debt	$1,138	3.8% to 5.5%	Jan 2013 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$929	0.6% to 1.5%	Jul 2013 to Jun 2016	($13)
	Interest rate swaps of £ LIBOR debt	£134	1.1%	Sep 2017	(£2)
	Interest rate swaps of A$ BBSW/BBSY debt	A$1,045	3.5% to 5.9%	Jan 2014 to Jul 2017	(A$66)
	Interest rate swaps on forecasted fixed rate debt	$1,075	2.1% to 4.7%	Jun 2023 to May 2025	($143)
	Interest rate swaps on forecasted fixed rate debt	C$300	2.6% to 3.4%	Nov 2023 to Dec 2024	(C$7)
Dec. 31, 2011	Interest rate caps of US$ LIBOR debt	$918	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$957	0.8% to 5.7%	Sept 2012 to May 2014	($14)
	Interest rate swaps of A$ BBSW/BBSY debt	A$931	4.8% to 5.9%	Jan 2012 to Jul 2016	(A$43)
	Interest rate swaps on forecasted fixed rate debt	$1,015	2.6% to 4.7%	Feb 2022 to Nov 2024	($140)
	Interest rate swaps on forecasted fixed rate debt	A$357	5.2%	Jan 2014	(A$10)
	Interest rate swaps on forecasted fixed rate debt	C$225	3.4% to 3.6%	Apr to Nov 2023	(C$17)

For the years ended December 31, 2012 and 2011, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s interest rate hedging activities was not significant. In the current year, the company settled interest rate hedges that hedged a notional of $525 million for a net loss of $43 million which is being amortized over the term of the associated hedged cash flows.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at December 31, 2012, and December 31, 2011:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Dec. 31, 2012	Foreign currency forward	British pounds	£45	£0.62/US$	nil	Mar 2013	GBP denominated net investment
Dec. 31, 2011	Foreign currency forward	Australian dollar	A$135	A$0.98/US$	($4)	Jan 2012	A$ denominated net investment
	Foreign currency forward	British pounds	£45	£0.64/US$	nil	Mar 2012	GBP denominated net investment

In addition, as of December 31, 2012, the company had designated C$1,100 million (December 31, 2011 – C$903 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

For the years ended December 31, 2012 and 2011, the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

Other derivatives

The following table provides details of other derivatives outstanding as at December 31, 2012, and December 31, 2011:

(Millions)	Derivative Type	Fair Value	Fair Value (Gain)/Loss	Classification of Gain/Loss
Dec. 31, 2012	Total return swap(1)	$1	($1)	Administrative expense
Dec. 31, 2011	Total return swap(1)	$2	($2)	Administrative expense
(1)	Relates to the total return swap on the company’s shares in connection with its Deferred Share Unit Plans

98

(b)	Fair value of financial instruments

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

The carrying value and fair values of the company’s financial instruments are summarized in the following table:

	Dec. 31, 2012						Dec. 31, 2011
			Loans & Receivables
	FVTPL	AFS	Other Liabilities		Total		Total
	Fair	Fair	Fair	Amortized	Carrying	Fair	Carrying	Fair
(Millions) Measurement Basis	Value	Value	Value	Cost	Value	Value	Value	Value
Financial assets
Participating loan interests	$ 48	$ —	$ 580	$ 580	$ 628	$ 628	$ 439	$ 439
Non-current financial assets
Equity securities designated as AFS	—	105	—	—	105	105	107	107
Brookfield Residential promissory notes	—	—	—	—	—	—	470	470
Loans receivable designated as FVTPL	—	—	—	—	—	—	138	138
Other loans receivable	—	—	104	104	104	104	102	102
Receivables and other assets
Accounts receivable	—	—	195	195	195	195	186	186
Loan receivable from affiliate	—	—	75	75	75	75	122	122
Restricted cash and deposits	—	—	103	103	103	103	69	69
Cash and equivalents	—	—	362	362	362	362	434	434
	$ 48	$ 105	$ 1,419	$ 1,419	$ 1,572	$ 1,572	$ 2,067	$ 2,067
Financial liabilities
Commercial property debt(1)	$ 54	$ —	$ 12,003	$ 11,458	$ 11,512	$ 12,057	$ 10,845	$ 11,227
Capital securities – corporate	—	—	890	866	866	890	994	1,054
Other non-current financial liabilities
Loan payable	—	—	92	92	92	92	92	92
Note payable	—	—	90	90	90	90	—	—
Other loans payable	—	—	69	69	69	69	—	—
Accounts payable and accrued liabilities	235	—	603	603	838	838	697	697
	$ 289	$ —	$ 13,747	$ 13,178	$ 13,467	$ 14,036	$ 12,628	$ 13,070

(1)	Includes $64 million of debt associated with asset held for sale

(c)	Fair value hierarchy

The company values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2012			Dec. 31, 2011
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Participating loan interests – embedded derivative	$—	$—	$48	$—	$—	$49
Non-current financial assets
Equity securities designated as AFS	—	—	105	—	—	107
Loans receivable designated as FVTPL	—	—	—	—	—	138
Financial liabilities
Commercial property debt	—	—	54	—	—	56
Accounts payable and accrued liabilities	—	235	—	—	228	—

There have been no transfers during the year between levels. A reconciliation of fair value measurements in Level 3 is set out below:

	Dec. 31, 2012
(Millions)	Financial assets	Financial liabilities
Opening balance	$294	$56
Acquisitions	―	―
Dispositions	(138)	―
Fair value gains (losses)	(3)	(2)
Closing balance	$153	$54

99

(d)	Market risk

Interest rate risk

The company faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The following table outlines the impact on interest expense from continuing operations of a 100 basis point increase or decrease in interest rates on the company’s variable rate assets and liabilities and fixed rate debt maturing within one year:

(Millions)	Dec. 31, 2012
BOX revolving facility	$1
Variable rate commercial property debt	33
Fixed rate commercial property debt due within one year	9
Total	$43

In addition, the company has variable rate debt included within its equity accounted investments which could result in a change in interest expense at ownership of $3 million based on a 100 basis point change in rates.

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.

Foreign currency risk

The company is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain corporate level foreign currency denominated monetary assets and liabilities. The company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the US dollar is summarized below:

	Dec. 31, 2012				Dec. 31, 2011
US$ Millions unless otherwise noted	Net investment		OCI	Net income	Net investment		OCI	Net income
Canadian Dollar	C$	2,356	$(216)	$(29)	C$	2,003	$(178)	$13
Australian Dollar	A$	2,529	(239)	—	A$	2,061	(191)	—
British Pound(1)		£207	(31)	—		£49	(7)	—
Total			$(486)	$(29)			$(376)	$13
(1)	Before taking into consideration the effect of hedges. The currency risk on these British pound denominated investments has been hedged with a foreign currency forward contract

Equity price risk

The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,347,152 of the company’s common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in administrative expense.

(e)	Credit risk

The company's maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial assets as separately presented in participating loan interests, other non-current financial assets, receivables and other assets, restricted cash and deposits and cash and cash equivalents. The company also has indirect exposure to credit risk within its equity accounted investments, including $7 million of receivables and other through its investment in jointly controlled entities. Further, as discussed in Note 5, Investment Properties, the company has exposure to the credit risk of certain subsidiaries of BAM as certain properties included in the company’s consolidated financial statements are pledged as collateral against cross-collateralized financing pools. This credit risk is limited to the carrying amount of the pledged assets of $1,767 million.

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The company manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further managed by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on secured loans and other receivables in the event that borrowers default on the repayment to the company. The company manages this risk by attempting to ensure that adequate security has been provided in support of such mortgages.

The company manages credit risk on financial assets with related parties by entering into such transactions under normal commercial terms and, in certain instances, by obtaining guarantees from its parent or other credit-worthy subsidiaries of its parent.

100

The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages, is not significant.

NOTE 27: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

	Year ended Dec. 31,
(Millions)	2012	2011
Transactions with related parties
Lease revenue(1)	$10	$6
Interest and other income	72	91
Interest expense on commercial property debt	25	40
Other expense(2)	51	50
	Dec. 31, 2012	Dec. 31, 2011
Balances outstanding to (from) related parties
Participating loan interests	$628	$439
BRPI promissory notes	―	470
Loans receivable designated as FVTPL	―	138
Other loans receivable	179	224
Commercial property debt	(229)	(432)
(1)	Amounts received from BAM and its subsidiaries for the rental of office premises
(2)	Amounts paid to BAM and its subsidiaries for administrative services

Refer to Note 5, Investment Properties, Note 8, Investments in Associates, and Note 10, Other Non-Current Financial Assets, for additional related party transactions.

During the year ended December 31, 2012, the company entered into contracts to construct investment properties in London and Toronto with a subsidiary of BAM.

The company holds a 90% interest in Brookfield Properties Management Pty Ltd. which manages the properties in the company’s interest in a portfolio of properties in Australia (the “Australian portfolio”) and certain other properties owned by subsidiaries of BAM, with the remaining 10% held by BAM. The company has an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2020.

Compensation of key management personnel

The remuneration of directors and other key management personnel during the year ended December 31, 2012 and 2011 was as follows:

(Millions)	2012	2011
Salaries, incentives and short-term benefits	$11	$9
Post-employment benefits	―	―
Share-based compensation	12	8
Total	$23	$17

The remuneration of directors and key executives is determined by the company’s human resources and compensation committee having regard to the performance of individuals and market trends.

101

NOTE 28: OTHER INFORMATION

(a)	Supplemental cashflow information

(Millions)	2012	2011
Acquisitions of real estate	$855	$913
Mortgages and other balances assumed on acquisition	―	(250)
Net acquisitions	$855	$663
Dispositions of real estate	$438	$985
Mortgages and other balances assumed by purchasers	(36)	(441)
Net dispositions	$402	$544

(Millions)	2012	2011
Cash taxes paid	$79	$68
Cash interest paid (excluding dividends on capital securities)	612	529

(b) During the year ended December 31, 2012, interest expense included $19 million (2011 – $13 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities which has been recognized in interest expense using the effective interest method.

(c) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of, the parent or other subsidiaries, respectively.

NOTE 29: SUBSEQUENT EVENTS

On January 31, 2013, the company sold RBC Plaza in Minneapolis for net proceeds of $53 million. RBC Plaza was presented in assets held for sale at December 31, 2012.

On January 31, 2013, the company redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

102

NOTE 30: SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States, Canada, Australia and the United Kingdom within the commercial property business.

In the third quarter of 2012, the company acquired a portfolio of investment properties in the United Kingdom and established a platform to manage its investment in that market. This investment was previously managed out of the platform in the United States. The company has presented segment information for the United Kingdom segment beginning in the third quarter of 2012 and has revised its segment presentation for the comparative year consistent with its current segment composition as required by IFRS 8, “Operating Segments.”

The company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The company uses commercial property net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing real estate, as a measure of segment profit or loss. The company defines commercial property net operating income as revenue from commercial property operations less direct commercial property expense. The company defines funds from operations as income before fair value gains (losses) and income taxes, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of consolidated properties, the company’s share of funds from operations of equity accounted investments and funds from discontinued operations. The following summary presents segmented financial information for the company’s principal areas of business:

United States			Canada(1)		Australia		United Kingdom		Total
(Millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Commercial property revenue	$1,356	$954	$563	$525	$269	$198	$7	$—	$2,195	$1,677
Direct commercial property expense	(550)	(400)	(237)	(218)	(58)	(45)	(5)	—	(850)	(663)
Commercial property net operating income	806	554	326	307	211	153	2	—	1,345	1,014
Interest and other income	11	75	33	34	45	20	(2)	1	87	130
Interest expense(2)	(414)	(326)	(155)	(137)	(105)	(77)	(1)	—	(675)	(540)
Administrative expense(3)	(84)	(72)	(65)	(65)	(14)	(11)	(5)	(1)	(168)	(149)
Other	—	(10)	1	3	(1)	2	—	—	—	(5)
Funds from operations of equity accounted investments	79	169	7	18	16	21	3	3	105	211
Funds from discontinued operations	19	21	—	13	—	—	—	—	19	34
Non-controlling interests in funds from operations	(37)	(33)	(24)	(22)	(2)	—	—	—	(63)	(55)
Funds from operations	380	378	123	151	150	108	(3)	3	650	640
Fair value gains	473	611	387	222	154	130	(10)	(6)	1,004	957
Fair value gains (losses) of equity accounted investments	32	414	—	(10)	(8)	(1)	—	(15)	24	388
Other(4)	5	161	(1)	(2)	(2)	(4)	(4)	—	(2)	155
Income taxes	(56)	(150)	(128)	(99)	(80)	(66)	—	1	(264)	(314)
Funds from discontinued operations	(19)	(21)	—	(13)	—	—	—	—	(19)	(34)
Non-controlling interests in funds from operations	37	33	24	22	2	—	—	—	63	55
Income from continuing operations	852	1,426	405	271	216	167	(17)	(17)	1,456	1,847
Income (loss) from discontinued operations	12	36	—	13	—	—	—	—	12	49
Net income	864	1,462	405	284	216	167	(17)	(17)	1,468	1,896
Net income attributable to non-controlling interests	81	131	96	67	4	8	—	—	181	206
Net income attributable to shareholders	$783	$1,331	$309	$217	$212	$159	$(17)	$(17)	$1,287	$1,690

(1)	Includes $13 million of funds from discontinued operations and $13 million of income from discontinued operations attributable to the residential development segment, a separate line of business disposed of on March 31, 2011, for the year ended December 31, 2011
(2)	Includes allocation of interest expense on corporate debt and capital securities of $18 million to United States and $60 million to Canada for year ended December 31, 2012 (2011 - $17 million to United States and $52 million to Canada)
(3)	Includes allocation of corporate-level administrative expenses of $18 million to United States and $8 million to Canada for the year ended December 31, 2012 (2011 - $12 million to United States and $9 million to Canada)
(4)	Includes $150 million gain in U.S. commercial operations recognized in connection with the exercise of the U.S. Office Fund option in the year ended December 31, 2011
103

	United States		Canada		Australia		United Kingdom		Total
(Millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31. 2012	Dec. 31, 2011	Dec. 31. 2012	Dec. 31, 2011	Dec. 31. 2012	Dec. 31, 2011	Dec. 31. 2012	Dec. 31, 2011
Non-current assets(1)	$16,006	$14,588	$5,401	$5,185	$4,420	$3,889	$524	$81	$26,351	$23,743
Other assets	528	1,061	112	154	104	184	384	2	1,128	1,401
Total assets	$16,534	$15,649	$5,513	$5,339	$4,524	$4,073	$908	$83	$27,479	$25,144
Total liabilities	$8,417	$8,186	$3,753	$3,291	$2,009	$1,986	$336	$2	$14,515	$13,465
Investment in commercial properties	$316	$5,967	$—	$175	$—	$269	$425	$—	$741	$6,411
Investment in development properties	—	50	91	—	—	—	274	19	365	69
Investment in equity accounted investments	—	20	—	—	140	—	152	37	292	57
Capital expenditures-commercial properties	203	114	51	52	(13)	7	—	—	241	173
Capital expenditures-development properties	58	24	46	19	149	269	5	—	258	312

(1)	At December 31, 2012, non-current assets includes equity accounted investments in the United states, Canada, Australia and the United Kingdom segments of $1,486 million, $16 million, $1,034 million and $26 million, respectively (December 31, 2011 - $1,467 million, $13 million, $714 million, and $62 million, respectively)

(Millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total commercial property net operating income(1)	$926	$830	$333	$329	$289	$231	$2	$1	$1,550	$1,391

(1)	Includes commercial property net operating income of equity accounted investments of $120 million, $7 million, $78 million and nil in the United States, Canada, Australia and the United Kingdom commercial operations, respectively, for the year ended December 31, 2012 (2011 - $276 million, $22 million, $78 million and $1 million, respectively)

NOTE 31: APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on January 31, 2013.

104

Selected Financial Information

Unaudited

(Millions, except per share information)	2012	2011	2010	2009	2008(1)
Financial results
Net income(loss) attributable to shareholders	$1,287	$1,690	$1,552	$(220)	$700
Commercial property net operating income(2,3)	1,345	1,014	729	690	1,308
Funds from operations(2)	650	640	727	556	626
Total assets	27,479	25,144	20,420	15,459	19,440
Total equity	12,964	11,679	8,807	6,873	3,410

Per common share
Common shares outstanding	504.7	503.7	502.7	501.3	391.1
Diluted common shares outstanding (adjusted)(2)	524.9	521.4	520.1	516.7	400.8
Net income (loss) per share attributable to common shareholders – diluted	2.25	2.92	2.73	(0.52)	1.77
Funds from operations per share – diluted (adjusted)(2)	1.14	1.14	1.37	1.25	1.59
Dividends paid per share	0.56	0.56	0.56	0.56	0.56
Common equity per share – diluted (adjusted)(2)	19.80	17.90	15.75	13.10	8.75
Common equity per share at market	17.01	15.64	17.53	12.12	7.73

Operating data—Commercial properties
Number of commercial properties	111	110	128	110	108
Leasable area (millions of square feet)	67	68	74	66	65
Effective interest (millions of square feet)	51	51	50	50	50
Average occupancy (percent)	92.0	93.2	94.4	93.8	94.9
(1)	Results reported under Canadian GAAP
(2)	Non-IFRS measure. Refer to page 14 for definition
(3)	Restated to reflect the impact of current discontinued operations
105

Corporate Responsibility

A MESSAGE FROM DENNIS FRIEDRICH

Brookfield Office Properties, Inc. has a strong legacy of corporate responsibility from reducing our carbon footprint to volunteering in the communities where we work. Along with a history of strong financial results and operational excellence, sustainability and community engagement are ingrained in our company culture.

Our goal is to lead by example in the ownership and operation of sustainable real estate. Our operations and property management teams continue to green the portfolio and secure our place at the industry forefront in this realm. These efforts have been recognized globally and we have much to be proud of this year. We earned NAREIT’s prestigious “Leader in the Light” award for high environmental achievement. Two of our regional offices – Los Angeles and Washington, DC — were recognized by local business journals as among their cities’ “Best Places to Work.”

Many of us, especially those in the New York region, may remember 2012 as the year we endured an unprecedented and destructive weather event. Hurricane Sandy impacted the Tri-State region like no other storm in recent history. Following Sandy, we were pleased to report minimal collateral damage to our Lower Manhattan office portfolio; all of our properties in Lower Manhattan were fully operational by November 17. I am extremely proud of our outstanding and dedicated property and operations personnel that allowed Brookfield to bounce back so quickly after the storm. In addition, more than 75 Brookfield employees volunteered to help Sandy victims on Staten Island.

We believe that these efforts — from green building operations to community involvement — promote the long-term interests of all our stakeholders, including employees, tenants, business partners, investors, local communities, government officials and the commercial real estate industry at large. We also recognize that this commitment requires an open conversation and collaboration with each of these constituencies. We invite your views on our progress and your thoughts as to what we can and should be doing in the future.

Sincerely,

Dennis Friedrich

Chief Executive Officer

Brookfield Office Properties Inc.

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INTRODUCTION

Brookfield Office Properties defines itself by responsible business practices that are transparent and collaborative. We strive to achieve the highest global environmental standards and we invest the necessary resources to make positive and lasting impacts in the cities where we operate worldwide.

Our Corporate Responsibility program is focused on three areas of activity:

1.	Environment Protection & Sustainable Growth
2.	Community Engagement and Brookfield’s Arts & Events Program
3.	Fostering a Culture of Opportunity, Giving and Volunteerism

These areas of activity are integrated across the company and ingrained in our culture and long-term business strategy.

Environment Protection & Sustainable Growth

At Brookfield, our mission focuses on providing the highest quality commercial office space while bringing responsible environmental solutions and innovative energy-saving strategies to our tenant and the communities where we work.

Environmental stewardship is major component of Brookfield’s strategic business plan that ranks among our key business objectives, along with revenue growth and risk management. Decisions we make as a company balance both our fiscal and our environmental responsibilities.

Our ultimate objective is to maximize energy and resource efficiency at our properties, together with the wellness and safety of our tenants, employees, and those that live in the neighborhoods that house our properties.

We achieve this through an integrated strategy based on three principles that are embedded in the Brookfield corporate culture. These tenets are the foundation of our commitment to environmental responsibility.

Principle 1

To develop, operate, retrofit, redesign and renovate properties to achieve optimum energy efficiency, occupant satisfaction and reduced carbon emissions.

Principle 2

To incorporate innovative environmental strategies in order to achieve best-in-industry environmental performance in all new office developments.

Principle 3

To seek best-in-class environmental certifications, actively participate in green industry organizations, and support new initiatives that foster the energy- and resource-efficient operation of office buildings and environmentally sustainable communities and practices.

In 2012, we made significant strides in further integrating green-building practices throughout our portfolio and in executing strategies to provide the highest-quality office space in healthy, sustainable environments with low operating costs.

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LEED® Certification – U.S. and Canada

In North America, Leadership in Energy & Environmental Design (LEED®) is the industry standard for sustainable, green properties. The LEED standard rates the environmental performance of many facets of real estate, including: 1) Existing buildings’ operations and maintenance (LEED EB O&M); 2) the Core & Shell of new developments (LEED CS); and 3) the Commercial Interiors of specific tenant spaces (LEED CI). In total, 37 properties, or 58% of Brookfield’s North American portfolio, meet LEED standards.

In 2012, Brookfield secured 16 new LEED certifications at the following North American properties:

•	Ernst & Young Plaza, Los Angeles, CA: LEED EB:OM Platinum
•	Two Allen Center, Houston, TX: LEED EB:OM Gold
•	Three Allen Center, Houston, TX: LEED EB:OM Gold
•	1201 Louisiana St., Houston, TX: LEED EB:OM Gold
•	The Grace Building, New York City, NY: LEED EB:OM Silver
•	1625 Eye Street, Washington, DC: LEED EB:OM Gold
•	1250 Connecticut Avenue, Washington, DC: LEED EB:OM Gold
•	Two Reston Crescent, Washington, DC Area: LEED EB:OM Gold
•	KBR Tower, Houston, TX: LEED EB:OM Gold
•	Brookfield Place, Toronto, ON: LEED EB:OM Gold
•	First Canadian Place, Toronto, ON: LEED EB:OM Gold
•	HSBC Building, Toronto, ON: LEED EB:OM Gold
•	Exchange Tower, Toronto, ON: LEED EB:OM Gold
•	Bankers Hall, Calgary, AB: LEED EB:OM Gold
•	Suncor Energy Centre, Calgary, AB: LEED EB:OM Gold
•	Fifth Avenue Place, Calgary, AB: LEED EB:OM Gold

In 2013, the company anticipates achieving LEED certification at the following North American properties:

•	2000 L Street, Washington, DC
•	601& 701 South 12th Street, Arlington, VA
•	Royal Centre, Vancouver, BC
•	Heritage Plaza, Houston, TX

In addition, we have pledged to build all future developments in our pipeline – more than 17 million square feet globally – to a minimum standard of LEED Gold or its local equivalent. Our current development project, Bay Adelaide East, will achieve LEED Platinum.

LEED-Accredited Professionals

The company’s commitment to the LEED program extends beyond our buildings and planned developments to our workforce. Many of our property management professionals have sought out and secured personal LEED certifications, including LEED AP (Accredited Professional) and LEED GA (Green Associate), through further study and testing on green building practices. This education ensures that the people designing, developing and operating our buildings have the knowledge to do so in the most energy-efficient, sustainable manner.

In 2012, the total number of LEED-accredited professionals at Brookfield increased to 28. Brookfield personnel who achieved LEED accreditation (LEED AP or LEED GA) in 2012 are:

•	Crossley Mears, Houston, TX
•	Chris Foyt, Houston, TX
•	John Landry, Washington, DC
•	Crystal Urrutia, Washington, DC

Green Star and NABERS—Australia

In Australia, Green Star and NABERS (National Australian Built Environment Rating System) are the two governing programs that certify sustainable building credentials, comparable to LEED in North America. Green Star evaluates environmental design and the construction of buildings. NABERS measures the energy performance, water performance and carbon footprint of existing properties over a 12-month operating period.

Brookfield’s Australian properties continue to perform at or above the industry standard for Green Star and NABERS ratings. New and refurbished buildings aim to achieve the higher ratings. Brookfield Place Perth, which opened in June 2012, achieved a 5-star Green Star Office design rating, taking the total of Brookfield-rated buildings to five. 108 St. Georges Terrace is being refurbished to achieve 4.5 stars for NABERS. Thirteen buildings were rated for NABERS Base Building Energy and four buildings achieved NABERS Indoor Environment Quality (IEQ) rating.

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Green Star(1) and NABERS Ratings

Sydney

Property	NABERS Energy	NABERS Water	NABERS IEQ	Green Star – Office Design v2	Green Star – Office As Built v2
52 Goulburn Street	5.5 stars	4 stars		N/A	N/A
American Express House	5 stars	4.5 stars	4.5 stars	N/A	N/A
Darling Park I	5.5 stars	3.5 stars		N/A	N/A
Darling Park II	5.5 stars	3 stars		N/A	N/A
E&Y Centre	4.5 stars	3.5 stars		N/A	N/A
IAG House	4.5 stars	4 stars		5 stars	4 stars
KPMG Tower	5 stars	2.5 stars		N/A	N/A
NAB House	5 stars	4 stars		N/A	N/A
One Shelley Street	N/A	5 stars	4 stars	6 stars	6 stars

Melbourne

Property	NABERS Energy	NABERS Water	NABERS IEQ	Green Star – Office Design v2	Green Star – Office As Built v2
Bourke Place	3.5 stars	2.5 stars		N/A	N/A
Southern Cross East	4.5 stars	3 stars	4 stars	N/A	N/A
Southern Cross West	4.5 stars	4.5 stars	4 stars	5 stars	N/A

Perth

Property	NABERS Energy	NABERS Water	NABERS IEQ	Green Star – Office Design v2	Green Star – Office As Built v2
Brookfield Place	N/A(2)	N/A		5 stars	N/A
235 St Georges Terrace	5 stars	3.5 stars		5 stars	N/A
108 St Georges Terrace	0 stars(3)	0 stars		N/A	N/A
(1)	All buildings designed prior to introduction of the Green Star rating tool in 2003 are not applicable for this rating
(2)	Newly constructed building currently in exemption period (less than two years) for NABERS rating
(3)	Targeting 4.5 Stars as part of building refurbishment

Environmental achievements within the Australia portfolio include:

•	Average 4.8 stars NABERS energy rating
•	Average 3.7 stars NABERS water rating
•	Average 5.2 stars Green Star Design across all sites developed or refurbished from 2006

NABERS Energy – 6-star maximum

• 0 stars - Very poor

• 1 star - Poor

• 2 stars - Below average

• 2.5 to 3 stars - Average

• 4 stars - Good

• 5 stars - Excellent

• 6 stars - Market leading

NABERS Water – 6-star maximum

• 0 stars - Very poor

• 1 star - Poor

• 2 stars - Below average

• 2.5 to 3 stars - Average

• 4 stars - Good

• 5 stars - Excellent

• 6 stars - Market leading

Green Star – Office Design v2: 6-star maximum

•	4-Star Green Star Certified Rating (score 45-59) signifies 'Best Practice' in environmentally sustainable design and/or construction
•	5-Star Green Star Certified Rating (score 60-74) signifies 'Australian Excellence' in environmentally sustainable design and/or construction
•	6-Star Green Star Certified Rating (score 75-100) signifies 'World Leadership' in environmentally sustainable design and/or construction

Green Star – Office As Built v2: 6-star maximum

•	4-Star Green Star Certified Rating (score 45-59) signifies 'Best Practice' in environmentally sustainable design and/or construction
•	5-Star Green Star Certified Rating (score 60-74) signifies 'Australian Excellence' in environmentally sustainable design and/or construction
•	6-Star Green Star Certified Rating (score 75-100) signifies 'World Leadership' in environmentally sustainable design and/or construction

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Green Skills Training, Green Star and NABERS Energy Accredited Professionals (Australia)

Brookfield, in partnership with the University of New England in Australia, developed a training program designed to provide our staff with essential knowledge and skills in monitoring energy usage and implementing behavioral and process change to drive efficiency within our properties.

To date the total number of Brookfield personnel who have completed the Green Skills Training totals 17. The Brookfield personnel who have completed the course are:

•	Abdul Gourbandi, Sydney, NSW
•	Adam New, Perth, WA
•	Aidan McGing, Sydney, NSW
•	Alison Robertson, Perth, WA
•	Andrew Oldfield, Canberra, ACT
•	Anthony Younis, Sydney, NSW
•	Colin Smith, North Sydney, NSW
•	David Morrison, Melbourne, VIC
•	George Nasr, Sydney, NSW
•	Jamie Loader, Sydney, NSW
•	Marcel Van Den Camp, Brisbane, QLD
•	Natt Chamkunthod, Parramatta, NSW
•	Norman Gillman, Sydney, NSW
•	Paul Dorahy, Parramatta NSW
•	Phillip Naylor, Sydney, NSW
•	Ross Moore, Sydney, NSW
•	Shannon Kolster, Sydney, NSW

In 2012, six professionals at Brookfield attended NABERS Energy Accreditation training for assessing a building’s performance in accordance with the NABERS ratings protocols. They are:

•	Andrew Oldfield, Canberra ACT
•	Antonio Marco, Sydney NSW
•	Danny De Sousa, Sydney NSW
•	George Nasr, Sydney NSW
•	Jamie Loader, Sydney NSW
•	Matt Osborne, Brisbane QLD

Green Star Accredited Professionals (GSAP) are recognized for their advanced knowledge, experience and competency with the Green Star environmental rating system. Ongoing training and a number of compliance criteria are required under the Continuing Professional Development (CPD) program.

To date, four professionals at Brookfield had achieved this accreditation:

•	Jamie Loader, Sydney, NSW
•	Marcus Wraight, Sydney, NSW
•	Mark Clapham, Sydney, NSW
•	Simon Burt, Sydney, NSW

BREEAM® - United Kingdom

In the UK, the Building Research Establishment Environmental Assessment Method (BREEAM®) is the governing program to certify sustainable building credentials, comparable to LEED in North America. In 2010, Brookfield made its initial investment in the United Kingdom with a joint-venture acquisition of the 100 Bishopsgate development in London’s Financial District. In June 2012, Brookfield acquired a portfolio of four premier office buildings and two development sites in the City of London.

BREEAM® began in 1990 and currently has 200,000 buildings with BREEAM-certified assessment ratings. Nearly one million are registered for assessment. The program sets the standard for best practice in sustainable building design, construction and operation. It has become one of the most comprehensive and widely recognized measures of a building's environmental performance.  It assesses performance set against established benchmarks to evaluate a building’s specification, design, construction and use. The measures used represent a broad range of categories and criteria from energy to ecology. They include aspects related to energy and water use, the internal environment (health and well-being), pollution, transport, materials, waste, ecology and management processes.

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Buildings can achieve ratings in five categories and are awarded stars:

Pass – 1 star

Good – 2 stars

Very Good – 3 stars

Excellent – 4 stars

Outstanding – 5 stars

In 2012, one property and three development sites have achieved or are targeting BREEAM® Excellent:

Existing

•	99 Bishopsgate – BREEAM® Excellent, 4 stars

In Development

•	100 Bishopsgate
•	Principal Place
•	London Wall Place

Energy Efficiency Innovations

Brookfield sets rigorous energy efficiency standards at our properties around the globe. We continue to lower energy consumption through the research, procurement and implementation of advanced products and systems, as well as through workplace initiatives. The company is in the industry vanguard of utilizing innovative and effective tools and metrics to curtail energy use and carbon emissions. Our goal is to meet the dual objectives of sustainable energy use and lower operating costs, without compromising our tenants’ comfort and business operations. Following are examples of these initiatives:

Alternative Transportation

Brookfield recognizes that a commitment to environmental excellence must extend beyond the walls of our office buildings. To that end, we have expanded programs to offer a variety of transportation options – such as carpooling, public transportation, biking, and electric-vehicle parking – for our employees and tenants as they travel to and from work. We hope that by working to change traditional car commuting habits, we will reduce traffic congestion, improve air quality and lower greenhouse gas emissions in the communities in which we operate.

A recent survey of our properties across Canada indicated that 90% of our occupants are now using commuting alternatives to single-occupant automobiles on a routine basis. One of our most successful transportation programs is our Alternative Transportation program, available in Toronto, Calgary and Vancouver, which offers online carpool zones and ride-matching services for our tenants.

Electric Vehicle Charging Stations

After the success of our first electric vehicle charging stations in our Houston parking garages, we continued to expand the program in 2012, installing 18 charging stations throughout North America this year to reach 35 in total. We plan to install another 10 stations in 2013.

Charging stations are available at the following properties:

•	200 Liberty St., New York, NY
•	Victoria Building, Washington, DC
•	Bethesda Crescent, Bethesda, MD
•	Allen Center, Houston, TX
•	Metropolitan Center Parking Facility, Houston, TX
•	1600 Smith Street, Houston, TX
•	500 Jefferson Street, Houston, TX
•	600 Jefferson Street, Houston, TX
•	Bank of America Plaza, Los Angeles, CA
•	Figueroa at Wilshire, Los Angeles, CA
•	Ernst & Young Plaza, Los Angeles, CA
•	FIGat7th, Los Angeles, CA
•	75 State Street, Boston, MA
•	Republic Plaza, Denver, CO
•	Brookfield Place, Toronto, ON

Charging stations promote the use of hybrid and fully electric cars, which consume less fuel and reduce dependency on fossil fuels. Tenants who own electric cars are able to recharge their vehicles during work hours.

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Retro-Commissioning

Retro-commissioning is a process undertaken to improve how building equipment and systems function together. In all, retro-commissioning improves a building’s operations and maintenance procedures to enhance overall building performance through four objectives: 1) produce a building that meets the unique needs of its owner and occupants, 2) operate as efficiently as possible, 3) provide a safe, comfortable work environment, and 4) a well-trained staff or service contractor operates and maintains these goals.

In Brookfield’s U.S. portfolio, 24 buildings are eligible for retro-commissioning and 56% have been completed. In Canada, 89% of 13 buildings eligible for this program have been retro-commissioned. In Australia, the retro-commissioning of 108 St. Georges Terrace is currently underway.

Water

Since 2008, Brookfield’s Canadian portfolio has reduced its water usage by 15%. Brookfield is currently in discussion with water auditing firms in the U.S. and is planning to commission a pilot program in New York.

Featured Property: Ernst & Young Plaza, Los Angeles

Ernst & Young Plaza holds its own in the downtown Los Angeles skyline at 41 stories and 1.2 million square feet. In 2012, the building achieved LEED EB: O&M Platinum status and ranks 2nd in the United States and 8th worldwide for the number of LEED points earned. E&Y Plaza was built in 1985, proving that older buildings can attain the highest levels of sustainable excellence.

Initially, in 2010, the property achieved Silver Certification and during this exercise many energy conservation measures (ECMs) were identified.

Brookfield Engineering/Operations had already established a comprehensive 10-year plan to restore the asset. Engineering initially focused on lowering building-wide energy use. The property team identified short-term and long-term ECMs and prioritized the deployment of efficiency upgrades based on findings from its first LEED certification. In addition, Brookfield actively engaged the property's tenants to participate in the advanced level of certification efforts, which proved to be a key factor in achieving LEED Platinum.

Sustainable measures Brookfield undertook to achieve LEED Platinum at Ernst & Young Plaza include:

-       Lighting Control & Lighting Retrofits

-       HVAC Chiller Plant Variable Frequency Drives (VFDs)

-       HVAC Air Distribution VFD reset features on Outdoor Air, Exhaust, Supply & Return Air

-       Condenser Water System upgrade

-       Chilled Water Production Setback

-       HVAC Direct Digital Control upgrades

-       Utility distribution Sub-Metering

-       Plumbing Efficiency upgrades including new and existing fixture retrofits to reduce water consumption, new high efficiency pumping system, HVAC Water

-       Treatment Chemistry control

-       Cool roof deck sealant extending life reducing the urban heat island effect

-       Green cleaning product usage

Featured Property: Brookfield Place Perth

Opening in September 2012, Brookfield Place Perth, a new landmark premium-grade development with associated heritage buildings created a vibrant, new commercial district in the heart of the city. Brookfield Place is Perth’s premier business address with sophisticated restaurants, cocktail lounges and retail. Brookfield Place Perth was awarded ‘Australian Excellence” with a 5 Green Star – Office Design v2 Certified Rating by the Green Building Council of Australia.

Sustainable features include:

-	Water
o	Greywater system (irrigation for landscaping) designed to recycle up to 2,640 gallons (or 10,000 litres) or water daily
o	Rainwater harvesting directed to the greywater system
o	Waterless urinals
-	Energy
o	Double-glazed façade
o	Zoned lighting with two control panels per floor and motion sensors throughout
o	T4 light fixtures and LED lighting
o	Variable speed drives on all mechanical pumps and air handling units
-	Indoor environment
o	Low temperature, low volume variable air volume and distribution with partitioned control with numerous zones per floor
o	Carbon dioxide monitoring facilities to maximize Indoor Environment Quality in the parking lots and nominated locations within the tenancy tower
-	Facilities for 550 bike spaces, 900 lockers and 55 showers

The office tower is 100% leased to blue chip tenants BHP Billiton, PricewaterhouseCoopers and Barrick Gold.

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Featured Property: First Canadian Place, Toronto

After three years of construction, First Canadian Place, one of Toronto’s iconic business landmarks and Canada’s tallest building at 72 stories and 2.8-million square feet, redefined itself in 2012 through a $100-million renovation and emerged with LEED Gold EB: O&M certification.

First Canadian Place’s revitalization included:

•	Exterior re-cladding from Carrera marble to unique glass spandrel panels, which optimize natural light
•	26% reduction in energy use
o	23M kWh of electricity and 30,000 m3 of gas – the amount enough to heat and light about 800 homes for one year
▪	One-third of light bulbs were removed from the building
o	GHG emissions were reduced by 16,000 metric tons of carbon dioxide – the equivalent to the use of 180,000 drums of oil or taking 1,400 cars off the road for one year
•	30% reduction in water use
•	Paper recycling program has saved more than 30,000 trees (11 acres of forest) and 48 million liters of water
•	2,700 lbs. of electronic waste was recycled or sent to facilities for proper disposal
•	Refurbished main entrance and office building lobby
•	Creation of new marketplace with gourmet food and destination eateries

The property meets all ten prerequisites of LEED EB: O&M:

•	Energy efficiency best management practices: planning, documentation and opportunity assessment
•	Minimum energy efficiency performance
•	Refrigerant management: ozone protection
•	Sustainable purchasing policy
•	Solid waste management policy
•	Minimum IAQ performance
•	Environmental tobacco smoke (ETS) Control
•	Green cleaning policy
•	Water metering and minimum indoor plumbing fixture and fitting efficiency

In addition to the many LEED-required actions, First Canadian Place’s former exterior cladding was recycled and repurposed. The property has also implemented other policies and programs such as enhanced green cleaning procedures and a multifaceted alternative transportation program available to all occupants.

The Alternative Transportation program has aided the property in determining that 84% of building occupants use sustainable modes of travel (e.g. bicycling, carpooling, public transit) when commuting to and from the workplace. Furthermore, the property has verified and registered its carbon emissions under an accredited voluntary program, and it ranks in approximately the 85th percentile in energy performance among all buildings in North America based on Energy Star guidelines.

Energy Star

Brookfield utilizes the U.S. Environmental Protection Agency’s (EPA) Energy Star program to measure and monitor energy performance as well as to ensure continual progress in limiting emissions of greenhouse gases.

At the end of 2012, 49 of Brookfield’s U.S. properties are registered in the Energy Star program and 40 have achieved the certification.

Although Energy Star certifications are currently only given out in the U.S., Brookfield's goal in Canada is to maintain all Energy Star scores above the LEED threshold of 69 by running routine energy audits and identifying areas for major upgrades. Currently, 89% of our buildings in Canada have achieved a score above this threshold.

Tenant Energy Reporting Portals

For more than a decade, Brookfield has continued to expand its tenant sub-metering program throughout its North American properties. Sub-meters isolate tenant-specific electricity use, enabling them to understand and better control and monitor individual electrical load profiles. Utility data reports are sent to tenants to assist them in gauging their energy consumption. With this data, we partner with our tenants to review strategies for lowering usage and realizing tangible cost savings. Brookfield now provides tenants with an Energy Reporting Portal that provides real-time electricity usage, costs and carbon emissions in a tenant’s space by hour, day, month and by load type (lighting, HVAC, etc.) with day and night comparisons.

The program is available to all tenants in Brookfield’s North American portfolio. In Australia, utilities are often purchased by tenants directly and Brookfield is working with interested groups to develop energy monitoring programs.

Excellence in Property Management: BOMA 360 Program (US)

Operating our buildings in energy-efficient ways is just one facet of our comprehensive property-management program. Through our participation in the BOMA 360 Program – a comprehensive review and appraisal of property operations and management in office and industrial buildings – we have further established Brookfield as an industry leader in property management and the landlord of choice for tenants around the globe.

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Since its inception in 2009, more than 300 buildings in the U.S. have been BOMA 360 certified – 44 of which are owned and managed by Brookfield. BOMA 360 evaluates six major criteria: 1) building operations and management; 2) life safety/security/risk management; 3) training and education; 4) energy; 5) environment and sustainability; and 6) tenant relations/community involvement.

With 44 designations, Brookfield is the industry leader among owners who operate and manage their buildings. To date, no other landlord/manager has reached even 20 BOMA 360 certifications.

In 2012, 11 Brookfield buildings received BOMA 360 designation for 44 in total or 88% of the eligible North American properties:

•	One Allen Center, Houston, TX
•	Two Allen Center, Houston, TX
•	Three Allen Center, Houston, TX
•	Total Plaza, Houston, TX
•	Heritage Plaza, Houston, TX
•	1600 Smith Street, Houston, TX
•	500 Jefferson Street, Houston, TX
•	KBR Tower, Houston, TX
•	601 Jefferson Street, Houston, TX
•	Bank of America, Los Angeles, CA
•	Ernst & Young Plaza, Los Angeles, CA

In March 2012, 1625 Eye Street in Washington, DC, earned BOMA’s highest honor: the Grand Outstanding Building of the Year (TOBY) award for commercial real estate buildings worldwide between 250,000 square feet and 499,999 square feet. The award signifies the highest mark of excellence for office building management and is the most all-inclusive program in the commercial real estate industry.

Stakeholder Communications

Brookfield recognizes the importance of communicating our various corporate responsibility initiatives to tenants, investors, employees, government officials and other valued stakeholders. We include updates on our practices and programs on our corporate website (www.brookfieldofficeproperties.com), in our annual report, in presentations to investors, in correspondence with tenants, in press releases, and in marketing and other promotional materials. In 2012, Brookfield received NAREIT’s Investor CARE Gold Award for the industry’s best web site. This annual award honors excellence in communications and reporting to shareholders.

Our corporate website features a robust sustainability section that is updated regularly with environmental achievements and certifications. The sustainability section of the website can be accessed by clicking on "Our Green Portfolio" on the homepage.

Each time Brookfield achieves an environmental milestone, the news is communicated both externally and internally through the company intranet. This continued discourse reiterates our strong commitment to sustainability excellence and building upon our previous successes.

Brookfield's primary marketing brochure includes a dedicated section highlighting our commitment to sustainability and recent achievements in this area. This allows tenants, investors and other stakeholders to view the sustainable practices we have incorporated into our office buildings. In addition, we have built interactive marketing suites in all of our major operating cities, with a robust, engaging sustainability chapter as part of the standard presentation to prospective tenants.

Likewise, we apprise tenants on the environmental profile of their respective properties and host onsite events to celebrate milestones, such as LEED certifications, and further educate them on green practices within the workplace.

NAREIT’s Leader in the Light Program

Brookfield Office Properties was awarded NAREIT’s Leader in the Light award for 2012 in the “Large Cap – Office” category.  Each year, this program honors NAREIT-member companies which have demonstrated superior and sustained portfolio-wide energy use practices and sustainability initiatives. As NAREIT states it, this is the “highest achievement for large-cap office REITs and real estate companies.”

In addition to a submitted written component, the “Leader in the Light” award utilizes emissions and energy use data voluntarily disclosed by real estate companies to the GRESB (Global Real Estate Sustainability Benchmark) survey.  Among other things, this survey measures a real estate portfolio’s energy and water use, greenhouse gas emissions, recycling and waste management practices, and overall sustainability policies.

Global Real Estate Sustainability Benchmark (GRESB)

Globally, Brookfield ranks 40 out of the 451 member companies and 2 out of 24 for its peer companies among all respondents to the GRESB survey.

Since 2009, Brookfield has reduced its portfolio-wide greenhouse gas emissions by 10%—the equivalent to saving 1.4 million trees, 575 million gallons of water and two million gallons of gasoline.

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Additional Recognition

In 2012, Brookfield was once again included in the FTSE4Good Index, which provides investors around the world the assurance that they are supporting companies with a strong focus on environmental, social and governance (ESG) practices.

Brookfield also received the 2013 Sustainability Leadership Pioneer Award from the Green Parking Council, a national organization that offers sustainability certification to parking facilities.

We were named to the list of “Top 50 Most Socially Responsible Corporations in Canada” by Jantzi-Maclean’s for the fourth straight year.

All of our properties in Canada have received the BOMA BEST Environmental Certification.

In two U.S. regions – Los Angeles, CA, and Washington, DC – Brookfield was recognized by local business journals as among their cities “Best Places to Work.”

Finally, Brookfield completed the BOMA 7-Point Challenge, a five-year program that aims to 1) reduce energy consumption by 30 percent by 2012, 2) benchmark energy performance once a year, 3) educate building operations staff in energy performance and water usage, 4) perform energy audits and retro-commissioning, 5) improve building systems, 6) positively impact its communities and 7) position participants to be leaders and solution providers to owners and tenants in the industry seeking environmental and operational excellence.

Community Engagement and Brookfield’s Arts & Events Program

Brookfield's Corporate Responsibility strategy goes beyond the development, ownership and operation of sustainable commercial real estate. We also take measures to enhance the communities in which our buildings are located by developing and activating innovative architecture and creating inviting, grand public spaces. Within those spaces Brookfield commissions public arts programs and events, enhancing experiences for both office workers and visitors alike.

Arts Brookfield

Beyond our role as a commercial real estate developer and manager, Brookfield Office Properties animates the public spaces at flagship properties in major cities across North America and Australia with acclaimed free visual and performing arts. More than 400 world-class events including concerts, exhibitions, theater, and installations are presented year-round and free to the public.

Artists are given the opportunity to work in new and unexpected spaces to provide unique cultural and educational experiences for the public. Our award-winning arts & events program, Arts Brookfield, has existed for nearly 25 years and attracts approximately 500,000 visitors per year in Toronto, New York, Calgary, Los Angeles, Houston, Denver, and Perth. More information can be found at ArtsBrookfield.com.

In its 25-year history, Arts Brookfield at Brookfield Place New York has presented world, U.S. and New York premieres, commissioned unique works and launched art and programs that have gone on to other major New York City cultural venues. Exhibitions and installations from a diverse range of museums and festivals have celebrated the arts of individual cities, countries, and cultures.

Annual events, including the Tribeca Film Festival Drive-In, Canstruction®, and the Winter Garden Holiday Lighting draw thousands of visitors. Other signature events include Brookfield’s Lowdown Hudson Blues Festival at the Brookfield Place waterfront, which featured Buddy Guy and Neko Case in 2012, and the Silent Film/Live Music series, which featured a retrospective of acclaimed filmmaker Bill Morrison’s work.

Other highlights from 2012 include The Apollo Project as part of the New York Guitar Festival; a site-specific installation by internationally acclaimed artist Adrián Villar Rojas; the Ecstatic™ Summer concert series featuring Roomful of Teeth with Merrill Garbus, A Far Cry Orchestra with Oneohtrix Point Never and Escort; and WNYC Public Radio’s Soundcheck Live! series with Antibalas, the Vijay Iyer Trio, and the Brooklyn Philharmonic.

Brookfield’s Midtown Manhattan arts programming at The Grace Building Plaza featured a salute to one of America’s greatest composers, George Gershwin, by the renowned pianist Simon Mulligan, and the second year of Grace-ful Ice with live ice carving by Okamoto Studio, creating an Arctic seascape of polar bears, penguins and a sea serpent.

Other notable 2012 events from around North America included the internationally acclaimed performance artist Andre Philippe Gagnon – “The Man of 1000 Voices” – who brought his Las Vegas show to Toronto where he was the featured entertainment at the re-launch of First Canadian Place; and Invisible Streams, a neon light sculptural installation by artist Alfred Engerer as part of Nuit Blanche All Night Arts Festival. More than 300,000 people visited the site throughout the night.

In Los Angeles, 2012 highlights featured Dualities, an exhibition throughout Bank of America Plaza featuring the works of five artists presented concurrently, one project added per month from May to October; Tap on the Plaza featured young tap dancers from the Debbie Allen Dance Academy’s LA Tap Festival dancers, Colburn School of Performing Arts and Tap Con Sabor performing at Bank of America Plaza and Figueroa at Wilshire. The Asphalt Orchestra marching band made its West Coast debut at FIGat7th retail center, Figueroa at Wilshire and Bank of America Plaza.

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In Australia, arts and cultural events were supported with a large focus on the launch of Brookfield Place Perth.  Free events and exhibitions for the public included Fashionably Loud – an extravaganza featuring the musical styles of Perth Indie-Pop outfit San Cisco and West Australia’s leading fashion designers, Awesome Kids Arts Festival for Bright Young Things, which showcased exciting contemporary arts from all over the world; Six Seasons Indigenous Art Exhibition, which featured hand crafted artworks and didgeridoo performances from some of Western Australia’s most regarded indigenous artists.

Two exhibitions that captured the hearts of the people of Perth were the digital lighting exhibitions at Brookfield Place. A moving digital light exhibition transformed the heritage precinct for 10 days during the launch celebrations of Brookfield Place. Also, static Christmas-themed digital light projections were showcased at the front of the heritage buildings in December to celebrate the festive season. One building was lit up to look like a gingerbread house. Another was lit up as a large colorfully wrapped Christmas present.

Through its arts and cultural programming, as well as carefully selected pop culture and consumer-focused offerings, Arts Brookfield continues to provide lively and vibrant free events in many of our core commercial markets, and we will continue to expand those programs.

Fostering a Culture of Giving and Volunteerism

Brookfield instills a culture of philanthropy and volunteerism among its workforce. In addition to our corporate giving programs supporting local organizations, the company matches employee donations.

Brookfield employees are active volunteers in their communities. We encourage and support this personal involvement by providing philanthropic outlets for our workforce, both within and outside of the office. We have long-standing partnerships with organizations such as the Special Olympics, Habitat for Humanity, and the Taronga Zoo (Australia). Brookfield's Canadian division alone has raised more than C$3 million for the United Way in the last decade between employee donations and company matching funds. In the United Kingdom, Brookfield has raised over £230,000 for the Sparks Charity, an organization that supports medical research for children.

Charitable Giving

We support impactful charitable organizations in the communities in which we operate, especially those groups that are focused in the areas of education (including programs that focus on the real estate sector), environmental protection, local healthcare, and arts and culture. The company proactively seeks new organizations to partner with and provide financial and hands-on support.

Hurricane Sandy

Following Hurricane Sandy, Brookfield reported minimal collateral damage to its Lower Manhattan office portfolio and all properties in Lower Manhattan were fully operational by November 17. However, Sandy left a wake of destruction, leaving hundreds of thousands without homes and displacing businesses throughout the Tri-State area.

Brookfield aided the Sandy Relief efforts by:

•	Providing free office space in 250 Vesey Street to small businesses and nonprofits displaced by Sandy
•	Coordinating two volunteer days through the Stephen Siller Tunnel to Towers Foundation to facilitate the relief efforts on Staten Island, attended by over 75 Brookfield employees.
•	A $100,000 donation to the Mayor’s Fund to Advance New York City’s dedicated Sandy relief fund.

Matching Gifts

To make individual employee contributions more meaningful and to encourage employees to participate, we allocate a portion of our charitable giving budget to a matching gift program. Qualified donations by our employees to non-profit organizations and educational institutions are eligible for a dollar-for-dollar match from Brookfield.

An Ongoing Commitment

We strive to build upon our successes and identify new opportunities to implement corporate responsibility strategies.

Our goal is to be recognized as a leader and innovator in the field of energy conservation as we operate and develop the most sustainable commercial properties in the United States Canada, Australia and the United Kingdom.

We will continue to be active in enhancing the communities we operate in through our arts program and through philanthropic efforts.

For more information about Brookfield's sustainability programs and corporate responsibility practices, please visit our website at www.brookfieldofficeproperties.com/corporateresponsibility.

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Corporate Governance

Brookfield Office Properties’ board of directors is strongly committed to sound corporate governance practices. The board continuously reviews its policies and benchmarks them against evolving governance legislation and the views of acknowledged leaders in the area. During 2012, the company continued to further its commitment to prudent corporate governance, ensuring that investors’ interests are represented by a majority of independent directors on the board.

Brookfield Office Properties has several shareholder-friendly corporate governance policies:

•	The board has a majority of independent directors
•	The full board is elected annually; shareholders have cumulative voting rights in director elections and the company has adopted a majority voting policy
•	The company has adopted a policy of giving shareholders the opportunity to cast an advisory vote on the company’s approach to executive compensation
•	The company does not have a poison pill in place
•	The positions of CEO and Chairman are separated and a lead independent director is designated
•	The company has publicly disclosed board guidelines and the performance of the board is reviewed annually
•	Independent directors routinely meet without the CEO or management present
•	The audit committee and the governance and nominating committee are composed solely of independent directors
•	The company has a whistleblower hotline operated by an independent third party

The charters for the board of directors and each of the standing committees are in compliance with New York Stock Exchange rules on corporate governance, the provisions of the Sarbanes-Oxley Act of 2002, and Canadian securities laws. The board believes that it has an appropriate mix of directors on its committees to oversee the business plan and management’s performance effectively.

The board strives to keep informed on governance developments as the regulatory and business climates continue to evolve, and to adopt measures as appropriate to ensure that the company’s commitment to sound corporate governance remains intact.

Committee Membership

Audit Committee	Governance & Nominating Committee	Human Resources & Compensation Committee
Christie J.B. Clark, Chair Michael Hegarty F. Allan McDonald Robert L. Stelzl*	Robert L. Stelzl, Chair* William T. Cahill Michael Hegarty	Richard B. Clark, Chair F. Allan McDonald Paul J. Massey Jr.

* Lead independent director

To learn more about Brookfield Office Properties’ corporate governance practices, please visit www.brookfieldofficeproperties.com and navigate to the Corporate Governance section. In that section you will find – in addition to charters for each of the aforementioned committees – the company’s bylaws, corporate governance guidelines, and policies on disclosure and business conduct and ethics.

117

Board of Directors

Gordon E. Arnell

Calgary, Alberta

Chairman of Brookfield Office Properties 1995 - 2012; President 1990-1995; CEO 1990-2000; previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

William T. Cahill

Ridgefield, Connecticut
Managing Director, Independent Risk

Citi Community Capital

Current position since 2002. Previous positions include Managing Director, Citigroup Real Estate Inc., OREO 1996–2002 and Senior Asset Manager 1991–1996. Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc., 1983–1991.

Christie J.B. Clark

Toronto, Ontario

Retired in 2011 after six years as the CEO of PricewaterhouseCoopers LLP in Canada. Mr. Clark was also a director of PwC during that time. Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Director, Board of Loblaw Companies Limited, IGM Financial Inc., Alpine Canada and The Canadian Partnership Against Cancer. Member of the Advisory Board of Queen’s University School of Business.

Richard B. Clark

New York, New York

Chairman, Brookfield Office Properties Inc.

Chief Executive Officer

Brookfield Property Group

Current position since 2012; CEO of Brookfield Office Properties 2002-2012; President and CEO of U.S. operations 2000–2002; senior positions for Brookfield Office Properties and predecessor companies including COO, EVP and Director of Leasing. NAREIT Executive Committee.

Jack L. Cockwell

Toronto, Ontario
Group Chairman

Brookfield Asset Management Inc.

Current position since 2002; President
and CEO 1991–2001; senior executive
of predecessor companies from 1969. Governor, Ryerson University; Heritage Governor, Royal Ontario Museum; Director Astral Media Inc, Teck Resources Limited and the Toronto Waterfront Corporation.

Dennis H. Friedrich

New York, New York

Chief Executive Officer

Brookfield Office Properties Inc.

Appointed Chief Executive Officer in
July 2012 following a year as President
and Global Chief Investment Officer.
CEO of U.S. Commercial Operations 2009-2012; senior management positions for Brookfield Office Properties since 2001. Prior to joining Brookfield Office Properties, co-head of Jones Lang LaSalle's tenant advisory practice in New York. Member of NAREIT Board of Governors.

118

Board of Directors

Michael Hegarty

New York, New York

Retired from AXA Equitable Life Insurance Company in 2001 after three years as President & Chief Operating Officer; Trustee, MFS Funds; Director, Madison Marquette; Senior Vice Chairman and Chief Operating Officer of AXA Financial, 1998-2001; Vice Chairman, Chase Manhattan Bank, 1995 -1997; Previously, Vice Chairman, Chemical Banking Corporation and Senior Executive Vice President, Manufacturers Hanover Trust.

Paul J. Massey Jr.

New York, New York

Chief Executive Officer

Massey Knakal Realty Services

Current position since 1988; co-founder
of Massey Knakal.  Previous positions at Coldwell Banker Commercial (now CBRE). Director, Phillips Edison-ARC Shopping Center REIT Inc. Director on various non-profit boards including the New York Pops, the Lower East Side Tenement Museum and the Roxbury Latin School.

F. Allan McDonald

Sydney, Australia

Chair, Astro Japan Property Group

Current position since 2005. Chair,
General Reinsurance Australia Limited
since 1981. Previously a director of a
number of major Australian companies
including Brambles Industries Limited,
Delfin Property Group Limited and
TAB Limited. Retired in 1989 as Director International Services, ANZ Bank. Previously
was Chairman and Managing Director, Development Finance Corporation Limited.

Robert L. Stelzl

Hamilton, Montana

Retired from Colony Capital after 14 years as principal and member of the investment committee. Chairman, Brookfield Residential Properties Inc. and Director, the Van Eck Family of Mutual Funds, New York. President, Bren Investment Properties 1982-1989; senior management positions with several international real estate companies including Cadillac Fairview and Cabot, Cabot and Forbes. Former Chairman, Aman Hotels.

John E. Zuccotti

New York, New York
Co-Chairman
Brookfield Office Properties Inc.

Current position since 2002. Chairman,

Real Estate Board of New York 2004-

2006; Senior Counsel, Weil, Gotshal and
Manges since 1998; Deputy Chairman, Brookfield Office Properties 1999-2002; President and CEO, Olympia & York
Companies U.S.A. 1990–1996; Partner,
Brown & Wood 1986–1990 and Tufo &
Zuccotti 1978–1986. First Deputy Mayor
of the City of New York 1975–1977.

Chairman of the Board of Trustees of the
Doris Duke Charitable Foundation;
Chairman, New York City Planning
Commission 1973–1975. Trustee Emeritus,
Columbia University

.
119

Officers

Corporate

Dennis H. Friedrich

Chief Executive Officer

Bryan K. Davis

Chief Financial Officer

Melissa J. Coley

Vice President

Investor Relations & Communications

Property Operations

United States

Mitchell E. Rudin

President & Chief Executive Officer

Paul L. Schulman

Chief Operating Officer

United Kingdom

Martin C. Jepson

President & Chief Operating Officer

Thomas F. Farley President & Global Chief Operating Officer Brett M. Fox General Counsel Dana E. Petitto Vice President Canada T. Jan Sucharda President & Chief Executive Officer	G. Mark Brown Global Chief Investment Officer Australia Kurt A. Wilkinson President & Chief Operating Officer

120

Brookfield Office Properties Corporate Information

Head Offices Transfer Agent

United States Canada Australia United Kingdom CIBC Mellon Trust Company

Brookfield Place Brookfield Place 135 King Street 23 Hanover Square P.O. Box 700

250 Vesey Street 181 Bay Street Sydney, NSW 2000 London W1S 1JB Station B

New York, NY 10281 Toronto, Ontario M5J 2T3 England Montreal, Quebec H3B 3K3

T +1 212.417.7000 T 416.369.2300 T +61 2 9322 2000 T +44 (0)20 7659 3500 T 416.682.3860 or 1.800.387.0825

F +1 212.417.7214 F 416.369.2301 F +61 2 9322 2001 F +44 (0)20 7659 3501 F 1.888.249.6189

inquiries@canstockta.com

www.canstockta.com

Stock Exchange Listings

Stock Symbol Exchange Record Date Payment Date

Common Shares BPO NYSE, TSX First day of March, Last business day of

June, September March, June, September

and December and December

Class A Preferred Shares

Series A Not listed – First day of March, 15th day of March

Series B Not listed – and September and September

Class AA Preferred Shares

Series E Not listed – 15th day of March, Last business day of

June, September March, June, September

and December and December

Class AAA Preferred Shares

Series G BPO.PR.U TSX 15th day of March, Last business day of

Series H BPO.PR.H TSX June, September March, June, September

Series J BPO.PR.J TSX and December and December

Series K BPO.PR.K TSX

Series L BPO.PR.L TSX

Series N BPO.PR.N TSX

Series P BPO.PR.P TSX

Series R BPO.PR.R TSX

Series T BPO.PR.T TSX

Shareholder Information

brookfieldofficeproperties.com

Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at 212.417.7215 or via e-mail at melissa.coley@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent, CIBC Mellon Trust, as listed above.

Annual General Meeting Brookfield Place New York

The Annual General Meeting of shareholders will be held in New York, NY at Brookfield Place, 250 Vesey Street, conference center at 11:00am on April 25, 2013. Shareholders may also participate in the meeting by webcast through Brookfield Office Properties’ website at brookfieldofficeproperties.com.

UNITED STATES
Brookfield Place
250 Vesey Street
15th Floor
New York, NY 10281

T +1 212.417.7000
F +1 212.417.7214

CANADA
Brookfield Place
181 Bay Street
3rd floor
Toronto, ON M5J 2T3

T +1 416.369.2300
F +1 416.369.2301

AUSTRALIA
135 King Street
Level 22
Sydney NSW 2000

T +61 2 9322 2000
F +61 2 9322 2001

LONDON
23 Hanover Square
London W1S 1JB
England

T +44 (0)20 7659 3500
F +44 (0)20 7659 3501

brookfieldofficeproperties.com